Cisco Systems, Inc. 2013 Annual Report


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CISCO

To Our Shareholders,

Fiscal 2013 was another strong year for Cisco, and we were pleased to have delivered record results despite a challenging and inconsistent global macroeconomic environment. Our results underscored the effectiveness of our vision and strategy and our strong execution. We consistently delivered on the commitments we made—to our customers, partners, employees, and you, our shareholders.

By utilizing decades of networking investments, coupled with the breadth of our portfolio, we are providing our customers with an integrated architectural approach that solves their critical business requirements. This unique approach brings together application-specific integrated circuits (ASICs), software, hardware, and services, which we believe are key to our customers' success now and into the future. In our view, we are the only company in the industry that can deliver on this integrated architectural approach.

Our momentum reflects the fundamental role the network is playing in the key technology transitions in the market, including software, silicon, cloud, mobility, bring your own device (BYOD), security, and the Internet of Everything (IoE). We believe we are well positioned as the pace of these transitions increases, because we have accelerated our own speed of innovation to stay ahead of these transitions and help our customers capitalize on them to meet their business goals.

An example of this is our continued success in the data center, where, more than seven years ago, we recognized the effect developments in data center technology and the role of cloud computing would have on networking, and the opportunity to bring innovation to this category. We have been successful in driving the transition to a converged architecture, and consequently our Data Center product category has grown to $2 billion in revenue over the past five years and increased 60% compared with fiscal 2012. Another example is in mobility, where we are leading the transition to a unified access architecture and cloud, and where our Wireless product category grew 31% in revenue from the prior year.

Fiscal 2013 was marked by a challenging and inconsistent global economy, the emergence of new technologies and business models, and industry consolidation. These factors yielded both headwinds and tailwinds for Cisco's business, and we believe our ability to consistently navigate through dynamic environments has continued to make us uniquely positioned in the industry. We remain focused on prioritizing and simplifying our business operations to both drive Cisco's continued market leadership and accelerate through these industry changes rapidly and with optimal flexibility. We realize that we must rebalance our resources to invest in new opportunities as we remain focused on profitable growth. By managing our overall business as a portfolio—across geographic regions, customer markets, and technologies—we continue, in our view, to increase our strategic position in the market and deliver on our commitments to shareholders.

As we turn our attention to the future, we see opportunities to continue to drive profitable growth. These include cloud and the unified data center, the mobility market transition, and next-generation video. We are investing for growth in services, security, emerging markets, and software offerings. And we will continue to move into new markets that provide recurring revenue streams. Longer term, we intend to focus on IoE. We believe that by bringing "everything" online, IoE will create significant opportunities for organizations, communities, and countries to obtain greater value from networked connections.

FINANCIAL HIGHLIGHTS

For the full fiscal 2013 and for each quarter of the year, we grew profits faster than revenue. We effectively managed our business with strong operational execution and delivered profitable growth and return for our shareholders. This disciplined financial approach resulted in record results from a revenue, net income, earnings per share (EPS), and operating cash flow perspective. More broadly speaking, in fiscal 2013 we outperformed the majority of our technology peers, especially the large IT players, from a revenue growth perspective.

For fiscal 2013, revenue was $48.6 billion, an increase of 6% compared with fiscal 2012. Product revenue in fiscal 2013 was $38.0 billion, an increase of 5% from the prior fiscal year. Net income was $10.0 billion, up 24% from fiscal 2012, while earnings per share on a fully diluted basis were $1.86, representing an increase of 25% compared with the previous fiscal year.

Moving on to the balance sheet, in fiscal 2013 total assets were $101.2 billion, representing a 10% increase from fiscal 2012. Cash, cash equivalents, and investments were $50.6 billion, and cash from operations increased 12% to $12.9 billion.

We remain highly focused on driving superior shareholder value through rigorous expense management and strong cash return to our shareholders. At the beginning of fiscal 2013, we announced our intent to return a minimum of 50% of our free cash flow annually to shareholders through dividends and share repurchases. We are pleased to have met this goal by returning $6.1 billion to shareholders during the fiscal year. Our total shareholder return for fiscal 2013 was in the top quartile of our technology peer group, and our commitment to our shareholders with our capital allocation strategy remains one of our top priorities. In addition, we invested $6.8 billion in acquisitions during fiscal 2013. The aggregate cash used for dividends, share repurchases, and acquisitions in fiscal 2013 was over $12.8 billion.

With respect to Cisco's fiscal 2013 revenue performance by geography, as compared with the prior fiscal year, the Americas region grew 8%; Europe, Middle East, and Africa (EMEA) grew 1%; and Asia Pacific, Japan, and China (APJC) grew 4%. From a country perspective, we saw notable growth during the year in the United States, India, and Mexico. Although we were encouraged by some early signs of economic stability in Europe—including our own continued improvement in the northern portion of Europe and the UK—conditions still vary by region. Challenges also remain in certain emerging market countries and in Asia Pacific. In our opinion, this landscape reflects a global economic recovery that has been slow and inconsistent.

From a technology perspective, on a year-over-year basis, we saw particular strength in Data Center and Wireless revenue growth. Data Center was up 60%, with Cisco Unified Computing System (Cisco UCS) growing 63%. Wireless grew 31%, bolstered by the strength of our broad portfolio, including the successful integration of our Meraki acquisition. Additionally, Service Provider Video revenue increased 26%, largely driven by the NDS acquisition.

We maintain a sharp focus on driving innovation in our core networking platforms. Switching was up 1% in revenue compared with fiscal 2012, driven by the recently introduced Cisco Catalyst 3850 Series Switch, the industry's first converged wired and wireless switch, and the Cisco Nexus switching family of products, which grew 20% in revenue from the prior year. Although Next-Generation Network (NGN) Routing was down 2% in revenue, we believe we are very well positioned in this category based on the alignment of our portfolio with our customers' key priorities.

Security revenue was flat in fiscal 2013 compared with fiscal 2012, but with our recently announced intent to acquire Sourcefire, we believe we are taking a major step toward becoming our customers' leading security partner. We expect this acquisition will enable us to provide continuous and pervasive advanced threat protection across the entire attack continuum and from any device to any cloud. Despite a 6% decline in Collaboration revenue, we remain focused on our collaboration execution. And Services revenue grew 9% in fiscal 2013 as we have continued to transition to selling solutions, not just products. Together with our partners, we continue to win large multi-year services deals as customers look to us to help meet their business goals.

We intend to continue to deliver the next wave of innovation in the industry, from the cloud to the campus. For example, at Cisco Live, our largest customer event in June, we previewed our application-centric infrastructure (ACI) strategy with Insieme. ACI is an innovative architecture that provides a common management framework for network, application, security, and IT operations teams, helping make IT more agile while reducing application development time. Another example is Cisco Open Network Environment (ONE), which in our view is the most comprehensive framework for network programmability and software-defined networking (SDN). Since the introduction of Cisco ONE a year ago, we have more than doubled the number of beta customers, to over 120, who are utilizing Cisco ONE to program, orchestrate, and manage their networks.

We are successful when we are squarely focused on the key transitions in the marketplace and highly aligned with our customers' priorities. This focus drives our innovation strategy, the pillars of which are build, buy, partner, and integrate. This strategy, combined with our architectural approach, continues to be extremely effective in terms of solving customers' business needs. During the fiscal year, we closed 13 strategic acquisitions, which spanned across our top growth priorities.

LOOKING AHEAD

We never convince ourselves the market will evolve a certain way because it is convenient to our current business. Rather, we align closely with our customers to transform to meet the long-term market needs. We prioritize and invest for where the market is going. Every technology company should move with this agility. Many do not, and those that do not get left behind.

As we head into the new fiscal year, I am both excited about our innovation strategy and confident about our ability to move with unparalleled speed and agility. I am extremely pleased with our first-class leadership team, operational strength, fiscal discipline, and the value we continue to provide to our customers, partners, employees, and shareholders. We have a proven track record of success, and we believe we are well positioned to capitalize on the growth opportunities in front of us. I am energized by the opportunity ahead as we look to become the number-one IT company. We remain committed to you, our shareholders, and thank you for your continued confidence and support.



John T. Chambers
Chairman & CEO, Cisco
September 10, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 27, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-18225

CISCO SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

California **(State or other jurisdiction of incorporation or organization)**	**77-0059951** **(IRS Employer Identification No.)**
170 West Tasman Drive **San Jose, California** **(Address of principal executive offices)**	**95134-1706** **(Zip Code)**

Registrant's telephone number, including area code: (408) 526-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on January 25, 2013 as reported by the NASDAQ Global Select Market on that date: $112,104,863,683

Number of shares of the registrant's common stock outstanding as of September 4, 2013: 5,361,549,877

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2013 Annual Meeting of Shareholders, to be held on November 19, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under "Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

Item 1. Business

General

We design, manufacture, and sell Internet Protocol (IP) based networking and other products related to the communications and information technology (IT) industry and provide services associated with these products and their use. We provide a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world. Our products are designed to transform how people connect, communicate, and collaborate. Our products are utilized at enterprise businesses, public institutions, telecommunications companies and other service providers, commercial businesses, and personal residences.

We conduct our business globally and manage our business by geography. Our business is organized into the following three geographic segments: The Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific, Japan, and China (APJC). For revenue and other information regarding these segments, see Note 16 to the Consolidated Financial Statements.

We were incorporated in California in December 1984, and our headquarters are in San Jose, California. The mailing address of our headquarters is 170 West Tasman Drive, San Jose, California 95134-1706, and our telephone number at that location is (408) 526-4000. Our website is www.cisco.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report.

As part of our business focus on the network as the platform for all forms of communications and IT, our products and services are designed to help our customers use technology to address their business imperatives and opportunities-improving productivity and user experience, reducing costs, and gaining a competitive advantage-and to help them connect more effectively with their key stakeholders, including their customers, prospects, business partners, suppliers, and employees. We deliver networking products and solutions designed to simplify and secure customers' network infrastructures. We also deliver products and solutions that leverage the network to most effectively address market transitions and customer requirements-including in recent periods, virtualization, cloud, collaboration, and video. We believe that integrating multiple network services into and across our products helps our customers reduce their operational complexity, increase their agility, and reduce their total cost of network ownership. Our products and technologies are grouped into the following categories: Switching; Next-Generation Network (NGN) Routing; Service Provider Video; Collaboration; Wireless; Data Center; Security; and Other Products.

Network architectures, built on core routing and switching technologies, are evolving to accommodate the demands of increasing numbers of users, network applications and new network-related markets. These new markets are a natural extension of our core business and have emerged as the network has become the platform for provisioning, integrating, and delivering an ever-increasing array of IT-based products and services.

Strategy and Focus Areas

Our focus continues to be on our five foundational priorities:

- Leadership in our core business (routing, switching, and associated services), which includes comprehensive security and mobility solutions
- Collaboration
- Data center virtualization and cloud
- Video
- Architectures for business transformation

We believe that focusing on these priorities best positions us to continue to expand our share of our customers' information technology spending.

We continue to undergo product transitions in our core business, including the introduction of next-generation products with higher price performance and architectural advantages compared with both our prior generation of products and the product offerings of our competitors. We believe that many of these product transitions are gaining momentum based on the strong year-over-year product revenue growth across these next-generation product families. We believe that our strategy and our ability to innovate and execute may enable us to improve our relative competitive position in many of our product areas even in uncertain or difficult business conditions and, therefore, may continue to provide us with long-term growth opportunities. However, we believe that these newly introduced products may continue to negatively impact product gross margins, which we are currently striving to address through various initiatives, including value engineering, effective supply chain management, and delivering greater customer value through offers that include hardware, software, and services.

We continue to seek to capitalize on market transitions, which we believe are gaining in frequency. Market transitions relating to the network are becoming, in our view, more significant as intelligent networks have moved from being a mere cost center issue—where the focus is on reducing network operating costs and increasing network-related productivity—to becoming, a platform for improved revenue generation as well as driving business agility and strategy execution.

Market transitions for which we are primarily focused include those related to the increased role of virtualization/the cloud, video, collaboration, networked mobility technologies, and the transition from Internet Protocol (IP) Version 4 to Version 6. For example, a significant transition is under way in the enterprise data center market, where the move to virtualization/the cloud is rapidly evolving. There is a continued growing awareness that intelligent networks are becoming the platform for productivity improvement and global competitiveness. We believe that disruption in the enterprise data center market is accelerating, due to changing technology trends such as the increasing adoption of virtualization, the rise in scalable processing, and the advent of cloud computing and cloud-based IT resource deployments and business models. These key terms are defined as follows:

- Virtualization: Refers to the process of creating a virtual, or nonphysical, version of a device or resource, such as a server, storage device, network, or operating system, in such a way that users as well as other devices and resources are able to interact with the virtual resource as if it were an actual physical resource. For example, one type of virtualization is server or data center virtualization, which consists of aggregating the current segregated data center resources into unified, shared resource pools that can be dynamically delivered to applications on demand, thus enabling the ability to move content and applications between devices and the network.
- The cloud: Refers to an information technology hosting and delivery system in which resources, such as servers or software applications, are no longer tethered to a user's physical infrastructure but instead are delivered to and consumed by the user "on demand" as an Internet-based service, whether singularly or with multiple other users simultaneously.

This virtualization and cloud-driven market transition in the enterprise data center market is being brought about through the convergence of networking, computing, storage, and software technologies. We are seeking to take advantage of this market transition through, among other things, our Cisco Unified Computing System platform and Cisco Nexus product families, which are designed to integrate the previously segregated technologies in the enterprise data center with a unified architecture. We are also seeking to capitalize on this market transition through the development of other cloud-based product and service offerings through which we intend to enable customers to develop and deploy their own cloud-based IT solutions, including software-as-a-service (SaaS) and other-as-a-service (XaaS) solutions.

The competitive landscape in the enterprise data center market is changing. Very large, well-financed, and aggressive competitors are each bringing their own new class of products to address this new market. We expect this competitive market trend to continue. With respect to this market, we believe the network will be the intersection of innovation through an open ecosystem and open standards. We expect to see acquisitions, further industry consolidation, and new alliances among companies as they seek to serve the enterprise data center market. As we enter this next market phase, we expect that we will strengthen certain strategic alliances, compete more with certain strategic alliances and partners, and perhaps also encounter new competitors and partners in our attempt to deliver the best solutions for our customers.

We are focusing on a market transition involving the move toward more programmable, flexible, and virtual networks, sometimes called software defined networking, or SDN. This transition is focused on moving from a hardware-centric approach for networking to a virtualized network environment that is designed to enable flexible, application-driven customization of network infrastructures. We believe the successful products and solutions in this market will combine application-specific integrated circuits (ASICs) with hardware and software elements together to meet customers' total cost of ownership, quality, security, scalability, and experience requirements. In our view, there is no single architecture that supports all customer requirements in this area. Pursuant to our strategy which is targeted to address a broad range of specific customer use cases, we will look to next steps that will follow the initial implementations that are under way.

We plan to address the SDN opportunity—to enable more open and programmable network infrastructure—with a broad strategy and set of solutions. We introduced the Cisco Open Network Environment, or Cisco ONE, including overlay network technology, application programming interfaces (APIs), and network-operation tools called agents and controllers, and we have over 120 customers in a trial phase for these solutions.

We have also begun introducing our application-centric infrastructure (ACI) strategy, with the goal of going a step further to transform network data centers to better address the demands of users who will be seeking access to new and current applications on their networks. Specifically, ACI is a data center networking architecture designed to provide customer IT networks with the ability to deliver business and other applications to end users with a simpler operational model, within a secure and potentially expandable infrastructure, and in a cost-effective manner.

In our view, this evolution—driven by mobile device proliferation and cloud delivered data—is in early stages, but we believe we have a differentiated strategy with a unique ability to deploy data centers in locations ranging from the campus to the cloud. We intend to continue to drive internal innovation, partner for co-development, and make strategic investments to deliver the highest value solutions to our customers.

We believe that the architectural approach that we have undertaken in the enterprise data center market is adaptable to other markets. An example of a market where we aim to apply this approach is mobility, where growth of IP traffic on handheld devices is driving the need for more robust architectures, equipment, and services in order to accommodate not only an increasing number of worldwide mobile device users, but also increased user demand for broadband-quality business network and consumer web applications to be delivered on such devices. A key term in this mobility-centered market transition is "BYOD," an acronym for "bring your own device," which in the context of IT usage in companies, universities, and other organizations refers to the growing trend of employees, customers, students, and others associated with such entities bringing and using their own laptop computers, smartphones, tablets, or other mobile devices for their work or participation, instead of using equipment provided by the organization.

With regard to this market transition, to help such organizations meet the demands of increasing BYOD usage, our product development strategy involves a comprehensive architectural approach that will allow for, among other things, a unified security policy across the whole organization; a simplified operations and network management structure that understands application performance from a user's perspective, enhances troubleshooting capability, and lowers network operating costs; and an uncompromised user experience over the organization's entire wireless and wired network that embraces use of any kind of device. Our mobility-related products and solutions reflect this architectural-based approach.

Other market transitions on which we are focusing particular attention include those related to the convergence of video, collaboration, and networked mobility technologies, which we believe will drive productivity and growth in network loads and which convergence appears to be evolving even more quickly and more significantly than we had previously anticipated. Cisco TelePresence systems are one example of product offerings that have incorporated video, collaboration, and networked mobility technologies as customers evolve their communications and business models. More generally, we are focused on simplifying and expanding the creation, distribution, and use of end-to-end video solutions for businesses and consumers.

We believe that several current market transitions are combining into a potentially significant transition in the IP network industry, which we refer to as the Internet of Everything (IoE). IoE refers to the networked connection of people, process, data, and things, such as appliances, devices, and everyday objects, and is a market transition that we believe will create, by bringing "everything" online, significant opportunities for organizations, communities, and countries to obtain greater value from networked connections. In parallel with the anticipated proliferation in number of network-connected things, significant advances have been made in Internet and network-related technologies such as the evolution of the cloud, the advent of IPv6, the proliferation of mobile networking, and the increase in global broadband availability. These advances, in turn, are leading to continuing increases in network capabilities which, in combination with the growth in number of IP connections, are reasons why IoE has the potential to be a significant market transition that, we believe, may offer significant economic and societal benefits.

For a discussion of the risks associated with our strategy, see "Item 1A. Risk Factors," including the risk factor entitled "We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers' changing needs, our operating results and market share may suffer." For information regarding sales of our major products and services, see Note 16 to the Consolidated Financial Statements.

Products and Services

Our current offerings fall into several categories:

Switching

Switching is an integral networking technology used in campuses, branch offices, and data centers. Switches are used within buildings in local-area networks (LANs) and across great distances in wide-area networks (WANs). Our switching products offer many forms of connectivity to end users, workstations, IP phones, access points, and servers and also function as aggregators on LANs and WANs. Our switching systems employ several widely used technologies, including Ethernet, Power over Ethernet, Fibre Channel over Ethernet (FCoE), Packet over Synchronous Optical Network, and Multiprotocol Label Switching. Many of our switches are designed to support an integrated set of advanced services, allowing organizations to be more efficient by using one switch for multiple networking functions rather than multiple switches to accomplish the same functions. Key product platforms within our Switching product category, in which we also include storage products, are as follows:

Fixed-Configuration Switches	Modular Switches	Storage
Cisco Catalyst Series: • Cisco Catalyst 2960 Series • Cisco Catalyst 3560 Series • Cisco Catalyst 3750 Series • Cisco Catalyst 3850 Series	Cisco Catalyst Series: • Cisco Catalyst 4500 Series • Cisco Catalyst 6500 Series • Cisco Catalyst 6800 Series	Cisco MDS Series: • Cisco MDS 9000
Cisco Nexus Series: • Cisco Nexus 2000 Series • Cisco Nexus 3000 Series • Cisco Nexus 5000 Series • Cisco Nexus 6000 Series	Cisco Nexus Series: • Cisco Nexus 7000 Series	

Fixed-configuration switches are designed to cover a range of deployments in small and medium-sized businesses. Our fixed-configuration switches are designed to provide a foundation for converged data, voice, and video services. They range from small, standalone switches to stackable models that function as a single, scalable switching unit.

Modular switches are typically utilized by enterprise and service provider customers. These products are designed to offer flexibility and scalability for these customers, which due to their large-scale network demands often need to deploy numerous, advanced-functionality networking services without degrading overall performance.

Fixed-configuration and modular switches also include products such as optics modules, which are shared across multiple product platforms.

Our switching portfolio also includes virtual switches and service offerings. These products provide switching functionality for virtual machines and are designed to operate in a complementary fashion with virtual services to optimize security and application behavior.

During fiscal 2013, we continued to introduce what we believe to be the industry's most advanced and versatile portfolio of modular, fixed-configuration, blade, and virtual LAN switches for campus, branch, and data center deployments. We also established new performance efficiencies in the industry for data center switching with the Unified Data Center next-generation storage network, which solution provides, in our view, unmatched flexibility with its multiprotocol innovations. Individually, these switches are designed to offer the performance and features required for nearly any deployment, from traditional small workgroups, wiring closets, and network cores to highly virtualized and converged corporate data centers. Working together, these switches are, in our view, the building blocks of an integrated network that delivers scalable and advanced functionality solutions—protecting, optimizing, and growing as a customer's business needs evolve. We also recently announced a versatile and broad approach to network programmability, called Cisco ONE, aimed at helping customers drive the next wave of business innovation through trends such as cloud, mobility, social networking, and video. Cisco ONE is designed to enable flexible, application-driven customization of network infrastructures to help businesses realize objectives such as increased service velocity, resource optimization, and faster monetization of new services.

NGN Routing

NGN technology is fundamental to the foundation of the Internet. This category of technologies interconnects public and private wireline and mobile networks for mobile, data, voice, and video applications. Our NGN portfolio of hardware and software solutions consists primarily of routers and routing systems and is designed to meet the scale, reliability, and security needs of our customers. In our view, our portfolio is differentiated from those of our competitors through the advanced capabilities, which we sometimes refer to as "intelligence," that our products provide at each layer of network infrastructure to deliver performance in the transmission of information and media-rich applications.

As to specific products, we offer a broad range of hardware and software solutions, from core network infrastructure and mobile network for service providers and enterprises, to access routers for branch offices and for telecommuters and consumers at home. Key product areas within our NGN Routing category are as follows:

High-End Routers	Midrange and Low-End Routers	Other NGN Routing
Cisco Aggregation Services Routers (ASRs): • Cisco ASR 901 and 903 Series • Cisco ASR 1000 Series • Cisco ASR 5000 and 5500 Series • Cisco ASR 9000 Series	Cisco Integrated Services Routers (ISRs): • Cisco 800 Series ISR • Cisco 1900 Series ISR • Cisco 2900 Series ISR • Cisco 3900 Series ISR • Cisco ISR-AX	Optical networking products: Other routing products
Cisco Carrier Routing Systems (CRS): • Cisco CRS-1 Carrier Router • Cisco CRS-3 Multishelf System • Cisco CRS-X • Cisco 7600 Series		
Cisco Quantum Software Suite Small cell access routers		

Within our high-end routing category, we experienced continued adoption of our edge and mobile routing offerings, consisting of our Cisco ASR 9000 Series Routers and Cisco ASR 5500 products during fiscal 2013. Additionally, we made strategic acquisitions to further develop our differentiated software solutions consisting of wide-area-networking (WAN) orchestration, self-optimizing network (SON), and policy-based routing (PBR) which comprise the Cisco Quantum Software Suite offering, and we enhanced our small cell router portfolio with the Ubiquisys Limited acquisition. We continue to provide further enhancements to our NGN Routing portfolio through our architectural approach, which seeks to combine silicon, systems and software to enable the next-generation IoE and compelling new experiences for consumers, new revenue opportunities for service providers, and new ways to collaborate in the workplace.

Service Provider Video

Our end-to-end, digital video distribution systems and digital interactive set-top boxes enable service providers and content originators to deliver entertainment, information, and communication services to consumers and businesses around the world. Key product areas within our Service Provider Video category are as follows:

Service Provider Video Infrastructure	Video Software and Solutions
Set-top boxes: • IP set-top boxes • Digital cable set-top boxes • Digital transport adapters Cable/Telecommunications Access: • Cable modem termination systems (CMTS) • Hybrid fiber coaxial (HFC) access network products • Quadrature amplitude modulation products (QAM) Cable modems: • Data modems • Embedded media terminal adapters • Wireless gateways	• Content security systems • Digital content management products • Digital headend products • Digital media network products • Integration services • Service provider video software solutions (Videoscape)

On July 30, 2012, we completed our acquisition of NDS Group Limited ("NDS"), a provider of video software and content security solutions that enable service providers and media companies to securely deliver and monetize new video entertainment experiences. The acquisition of NDS will be combined with the delivery of Cisco Videoscape, Cisco's comprehensive content delivery platform that enables service providers and media companies to deliver next-generation entertainment experiences.

Collaboration

Our Collaboration portfolio integrates voice, video, data, and mobile applications on fixed and mobile networks across a wide range of devices and endpoints, including mobile phones, tablets, desktop and laptop computers, and desktop virtualization clients. Key products areas within our Collaboration category are as follows:

Unified Communications:
- IP phones
- Call center and messaging products
- Unified communications infrastructure products
- Web-based collaborative offerings ("WebEx")

Cisco TelePresence Systems

During fiscal 2013, our Unified Communication offerings expanded with the introduction of the Cisco Unified IP Conference Phone 8831 and Cisco Desktop Collaboration Experience DX650. The Cisco Unified IP Conference Phone 8831 is designed to deliver superior acoustic sound and room-size flexibility and features both wired and wireless extension microphones. The Cisco Desktop Collaboration Experience DX650 offers high-definition voice and video communications, integrated collaboration, end-user personalization, and cloud readiness in a single package powered by the widely used Android operating system. We combined these product introductions with infrastructure developments across the Collaboration portfolio, with the aim of driving interoperability across vendor, business, and consumer boundaries. Additionally, we announced a new release related to our Unified Communications Manager platform to deliver voice, video, messaging, mobility, and security functionality in a manner designed to enhance flexibility, to increase the ability to bridge disparate systems, and to protect the customer's investments.

Wireless

Wireless access via wireless fidelity (Wi-Fi) is a fast growing enterprise technology with companies and public institutions across the globe investing to provide indoor and outdoor coverage with seamless roaming for voice, video, and data applications. We aim to deliver an optimized user experience over Wi-Fi and leverage the intelligence of the network to solve business problems. Our wireless solutions include wireless access points; standalone, switch-converged, and cloud managed solutions; and network managed services. Our wireless solutions portfolio is enhanced with security and location-based services via our Mobility Services Engine (MSE) solution. Our offerings provide users with simplified management and mobile device troubleshooting features that are designed to reduce operational cost and maximize flexibility and reliability. We are also investing in customized chipset development to deliver innovative radio frequency (RF) product functionality such as our CleanAir proactive spectrum intelligence, our ClientLink solution for mobile devices, and our VideoStream video optimization technology.

Key product areas within our Wireless category are as follows:

Cisco Aironet Series
Access point modules for 3600 Series (802.11ac, 3G, WSSI)
Controllers (standalone and integrated)
Meraki wireless cloud solutions

In fiscal 2013, we introduced Connected Mobile Experience (CMX), a Wi-Fi location data analytics platform designed to enable our business customers to enhance the mobile device experiences of their customers and thereby create new monetization opportunities. We also expanded our Unified Access portfolio with our Cisco 5760 Wireless LAN Controller and Cisco Catalyst 3850 Series Switches with the aim of converging wireline and mobile networks into one physical infrastructure and, additionally, achieving greater network intelligence, performance, and integration with our Cisco ONE platform. Our acquisitions of Meraki, Inc. ("Meraki"), a cloud managed networking company, and ThinkSmart Technologies Limited, a specialist in Wi-Fi data location analytics, in our view strengthened our Unified Access platform. The acquisition of Meraki is intended to expand our strategy by providing scalable, easy-to-deploy, on-premise networking solutions for midmarket businesses that can be centrally managed from the cloud.

Data Center

Our Data Center product category has been our fastest growing major product category for the past three fiscal years. Cisco Unified Data Center unites computing, networking, storage, management, and virtualization into a single, fabric-based platform designed to increase and simplify operating efficiencies and provide business agility. Unified Data Center is specifically designed for virtualization and automation and enables on-demand provisioning from shared pools of infrastructure across physical and virtual environments.

Key product areas within our Data Center product category are as follows:

Cisco Unified Computing System (UCS):

- Cisco UCS B-Series Blade Servers
- Cisco UCS C-Series Rack Servers
- Cisco UCS Fabric Interconnects
- Cisco UCS Manager and Cisco UCS Central Software
- Cisco UCS Director

Server Access Virtualization:

- Cisco Nexus 1000V
- Cisco Nexus 1000V InterCloud

During fiscal 2013 we expanded the systems management capabilities of the Cisco UCS management domain with the addition of Cisco UCS Central, which platform is designed to expand the Cisco UCS management domain to encompass thousands of servers across one or many data centers. We continued to invest in data center and cloud management software by our acquisition of Cloupia, Inc., from which our Cisco UCS Director product evolved. In addition, we continued to invest in data center-related technologies obtained from prior acquisitions, and we developed new management software innovations related to Cisco UCS. We also introduced our Cisco Nexus 1000V InterCloud offering, which provides the architectural foundation for secure hybrid clouds, with the aim of allowing enterprises to easily and securely connect the enterprise data center to the public cloud.

Our fiscal 2013 Data Center product innovations were designed to further our strategy of enabling customers to consolidate both physical and virtualized workloads with unique application requirements onto a single unified, scalable, centrally managed, and automated system. Our strategy has resulted in a portfolio of standalone and converged infrastructure solutions designed to preserve customer choice, accelerate business initiatives, reduce risk, lower the cost of IT, and represent a comprehensive solution when collectively deployed.

Security

Security is a significant business concern, and we believe it is a top investment priority for our customers. Security threats continue to escalate, resulting in the loss of revenue, intellectual property, and reputation. Our security portfolio of products and services offers identity, network, and content security solutions designed to enable customers to reduce the impact of threats and realize the benefits of a mobile, collaborative, and cloud-enabled business. Our products in this category span firewall, intrusion prevention, remote access, virtual private networks (VPNs), unified clients, network admission control, web gateways, and email gateways. Our AnyConnect Secure Mobility Client solution enables users to access networks with their mobile device of choice, such as laptops and smartphone-based mobile devices, while allowing organizations to manage the security risks of networks. Our cloud-based web security service is designed to provide real-time threat protection and to prevent malware from reaching corporate networks, including roaming or mobile users. We provide security solutions that are designed to be integrated, timely, comprehensive, and effective, helping to ensure holistic security for organizations worldwide.

During fiscal 2013, we extended our security solutions to address the expanding needs of our customers. These solutions focus on fortifying our data centers against threats and on enhancing email and web security to meet the stringent requirements of a more mobile workforce. We also completed our acquisition of Cognitive Security, the product line of which applies artificial intelligence techniques to detect advanced cyberthreats.

In the fourth quarter of fiscal 2013 we announced that we entered into a definitive agreement to acquire Sourcefire, Inc. ("Sourcefire"), a leader in intelligent cybersecurity solutions. Sourcefire delivers innovative, highly automated security through continuous awareness, threat detection and protection across its portfolio, including next-generation intrusion prevention systems, next-generation firewalls, and advanced malware protection. With the Sourcefire acquisition, we aim to accelerate our security strategy of defending, discovering, and remediating advanced threats to provide continuous security solutions to our customers in more places across the network.

Other Products

Our Other Products category primarily consists of certain emerging technologies and other networking products.

Service

In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services.

Technical support services help ensure that our products operate efficiently, remain available, and benefit from the most up-to-date system software that we have developed. These services help customers protect their network investments and minimize downtime for systems running mission-critical applications. A key example of this is our Cisco Smart Services offering, which leverages the intelligence from Cisco's millions of devices and customer connections to protect and optimize network investment for our customers and partners.

Advanced services are services that are part of a comprehensive program that is designed to provide responsive, preventive, and consultative support of our technologies for specific networking needs. The advanced services program supports networking devices, applications, solutions, and complete infrastructures. Our service and support strategy seeks to capitalize on increased globalization, and we believe this strategy, along with our architectural approach, has the potential to further differentiate us from competitors.

Customers and Markets

Many factors influence the IT, collaboration, and networking requirements of our customers. These include the size of the organization, number and types of technology systems, geographic location, and business applications deployed throughout the customer's network. Our customer base is not limited to any specific industry, geography, or market segment. In each of the past three fiscal years, no single customer has accounted for 10% or more of our revenue. Our customers primarily operate in the following markets: enterprise, service provider, commercial, and public sector.

Enterprise

Enterprise businesses are large regional, national, or global organizations with multiple locations or branch offices and typically employ 1,000 or more employees. Many enterprise businesses have unique IT, collaboration, and networking needs within a multivendor environment. We strive to take advantage of the network-as-a-platform strategy to integrate business processes with technology architectures to assist customer growth. We offer service and support packages, financing, and managed network services primarily through our service provider partners. We sell these products through a network of third-party application and technology vendors and channel partners, as well as selling directly to these customers.

Service Providers

Service providers offer data, voice, video, and mobile/wireless services to businesses, governments, utilities, and consumers worldwide. They include regional, national, and international wireline carriers, as well as Internet, cable, and wireless providers. We also group media, broadcast, and content providers within our service provider market, as the lines in the telecommunications industry continue to blur between traditional network-based services and content-based and application-based services. Service providers use a variety of our routing and switching, optical, security, video, mobility, and network management products, systems, and services for their own networks. In addition, many service providers use Cisco data center, virtualization, and collaboration technologies to offer managed or Internet-based services to their business customers. Compared with other customers, service providers are more likely to require network design, deployment, and support services because of the scale and complexity of their networks, which requirements are addressed, we believe, by our architectural approach.

Commercial

Generally, we define commercial businesses as companies with fewer than 1,000 employees. The larger, or midmarket, customers within the commercial market are served by a combination of our direct salesforce and our channel partners. These customers typically require the latest advanced technologies that our enterprise customers demand, but with less complexity. Small businesses, or companies with fewer than 100 employees, require information technologies and communication products that are easy to configure, install, and maintain. These smaller companies within the commercial market are primarily served by our channel partners.

Public Sector

Public sector entities include federal governments, state and local governments, as well as educational institution customers. Many public sector entities have unique IT, collaboration, and networking needs within a multivendor environment. We sell to public sector entities through a network of third-party application and technology vendors and channel partners, as well as selling directly to these customers.

Sales Overview

As of the end of fiscal 2013, our worldwide sales and marketing departments consisted of 24,938 employees, including managers, sales representatives, and technical support personnel. We have field sales offices in 94 countries, and we sell our products and services both directly and through a variety of channels with support from our salesforce. A substantial portion of our products and services is sold through our channel partners, and the remainder is sold through direct sales. Our channel partners include systems integrators, service providers, other resellers, and distributors.

Systems integrators and service providers typically sell directly to end users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. Systems integrators also typically integrate our products into an overall solution. Some service providers are also systems integrators.

Distributors hold inventory and typically sell to systems integrators, service providers, and other resellers. We refer to sales through distributors as our two-tier system of sales to the end customer. Revenue from distributors is recognized based on a sell-through method using information provided by them. These distributors are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs.

For information regarding risks related to our channels, see "Item 1A. Risk Factors," including the risk factors entitled "Disruption of or changes in our distribution model could harm our sales and margins" and "Our inventory management relating to our sales to our two-tier distribution channel is complex, and excess inventory may harm our gross margins."

For information regarding risks relating to our international operations, see "Item 1A. Risk Factors," including the risk factors entitled "Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment"; "Entrance into new or developing markets exposes us to additional competition and will likely increase demands on our service and support operations"; "Due to the global nature of our operations, political or economic changes or other factors in a specific country or region could harm our operating results and financial condition"; "We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows"; and "Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results," among others.

Our service offerings complement our products through a range of consulting, technical, project, quality, and maintenance services, including 24-hour online and telephone support through technical assistance centers.

Financing Arrangements

We provide financing arrangements for certain qualified customers to build, maintain, and upgrade their networks. We believe customer financing is a competitive factor in obtaining business, particularly in serving customers involved in significant infrastructure projects. Our financing arrangements include the following:

Leases:
- Sales-type
- Direct financing
- Operating

Loans
Financed service contracts

For additional information regarding these financing arrangements, see Note 7 to the Consolidated Financial Statements.

Product Backlog

Our product backlog at July 27, 2013, the last day of our 2013 fiscal year, was approximately $4.9 billion, compared with product backlog of approximately $5.0 billion at July 28, 2012, the last day of our 2012 fiscal year. The product backlog includes orders confirmed for products scheduled to be shipped within 90 days to customers with approved credit status. Because of the generally short cycle between order and shipment and occasional customer changes in delivery schedules or cancellation of orders (which are made without significant penalty), we do not believe that our product backlog, as of any particular date, is necessarily indicative of actual product revenue for any future period.

Acquisitions, Investments, and Alliances

The markets in which we compete require a wide variety of technologies, products, and capabilities. Our growth strategy is based on the three components of innovation, which we sometimes refer to as our "build, buy, and partner" approach. The foregoing is a way of describing how we strive to innovate: we can internally develop, or build, our own innovative solutions; we can acquire, or buy, companies with innovative technologies; and we can partner with companies to jointly develop and/or resell product technologies and innovations. The combination of technological complexity and rapid change within our markets makes it difficult for a single company to develop all of the technological solutions that it desires to offer within its family of products and services. We work to broaden the range of products and services we deliver to customers in target markets through acquisitions, investments, and alliances. To summarize, we employ the following strategies to address the need for new or enhanced networking and communications products and services:

- Developing new technologies and products internally
- Acquiring all or parts of other companies
- Entering into joint development efforts with other companies
- Reselling other companies' products

Acquisitions

We have acquired many companies, and we expect to make future acquisitions. Mergers and acquisitions of high-technology companies are inherently risky, especially if the acquired company has yet to ship a product. No assurance can be given that our previous or future acquisitions will be successful or will not materially adversely affect our financial condition or operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to an inability to do so. The risks associated with acquisitions are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results."

Investments in Privately Held Companies

We make investments in privately held companies that develop technology or provide services that are complementary to our products or that provide strategic value. The risks associated with these investments are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "We are exposed to fluctuations in the market values of our portfolio investments and in interest rates; impairment of our investments could harm our earnings."

Strategic Alliances

We pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and acceleration of new markets. The objectives and goals of a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing, or new market creation. Companies that we have, or recently had, strategic alliances with include the following:

Accenture Ltd; AT&T Inc.; Cap Gemini S.A.; Citrix Systems, Inc.; EMC Corporation; Fujitsu Limited; Intel Corporation; International Business Machines Corporation; Italtel SpA; Johnson Controls Inc.; Microsoft Corporation; NetApp, Inc.; Nokia Siemens Networks; Oracle Corporation; Red Hat, Inc.; SAP AG; Sprint Nextel Corporation; Tata Consultancy Services Ltd.; VCE Company, LLC ("VCE"); VMware, Inc.; Wipro Limited; and others.

Companies with which we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. The risks associated with our strategic alliances are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "If we do not successfully manage our strategic alliances, we may not realize the expected benefits from such alliances, and we may experience increased competition or delays in product development."

Competition

We compete in the networking and communications equipment markets, providing products and services for transporting data, voice, and video traffic across intranets, extranets, and the Internet. These markets are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent both an opportunity and a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in our new product markets. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Asia, especially from China, and we anticipate this will continue.

Our competitors include Alcatel-Lucent; Amazon Web Services LLC; Arista Networks, Inc.; ARRIS Group, Inc.; Aruba Networks, Inc.; Avaya Inc.; Brocade Communications Systems, Inc.; Check Point Software Technologies Ltd.; Citrix Systems, Inc.; Dell Inc.; LM Ericsson Telephone Company; Extreme Networks, Inc.; F5 Networks, Inc.; Fortinet, Inc.; Hewlett-Packard Company; Huawei Technologies Co., Ltd.; International Business Machines Corporation; Juniper Networks, Inc.; Microsoft Corporation; Motorola Solutions, Inc.; Palo Alto Networks, Inc.; Polycom, Inc.; Riverbed Technology, Inc.; Symantec Corporation; and VMware, Inc.; among others.

Some of these companies compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products. Companies with which we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. For example, the enterprise data center is undergoing a fundamental transformation arising from the convergence of technologies, including computing, networking, storage, and software, that previously were segregated within the data center. Due to several factors, including the availability of highly scalable and general purpose microprocessors, application-specific integrated circuits offering advanced services, standards-based protocols, cloud computing, and virtualization, the convergence of technologies within the enterprise data center is spanning multiple, previously independent, technology segments. Also, some of our current and potential competitors for enterprise data center business have made acquisitions, or announced new strategic alliances, designed to position them to provide end-to-end technology solutions for the enterprise data center. As a result of all of these developments, we face greater competition in the development and sale of enterprise data center technologies, including competition from entities that are among our long-term strategic alliance partners. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

- The ability to provide a broad range of networking and communications products and services
- Product performance
- Price
- The ability to introduce new products, including products with price-performance advantages
- The ability to reduce production costs
- The ability to provide value-added features such as security, reliability, and investment protection
- Conformance to standards
- Market presence
- The ability to provide financing
- Disruptive technology shifts and new business models

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. Therefore, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success.

Research and Development

We regularly seek to introduce new products and features to address the requirements of our markets. We allocate our research and development budget among our product categories, which consist of Switching, NGN Routing, Service Provider Video, Collaboration, Wireless, Data Center, Security, and Other Product technologies, for this purpose. Our research and development expenditures were $5.9 billion, $5.5 billion, and $5.8 billion in fiscal 2013, 2012, and 2011, respectively. These expenditures are applied generally to all product areas, with specific areas of focus being identified from time to time. Recent areas of focus are tied to our foundational priorities and include, but are not limited to, our core routing and switching products, collaboration, and the Cisco Unified Computing System and other products related to the data center. Our expenditures for research and development costs were expensed as incurred.

The industry in which we compete is subject to rapid technological developments, evolving standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success depends in part upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership. To achieve these objectives, our management and engineering personnel work with customers to identify and respond to customer needs, as well as with other innovators of internetworking products, including universities, laboratories, and corporations. We also expect to continue to make acquisitions and investments, where appropriate, to provide us with access to new technologies. We intend to continue developing products that meet key industry standards and to support important protocol standards as they emerge, such as IP Version 6. Nonetheless, there can be no assurance that we will be able to successfully develop products to address new customer requirements and technological changes or that those products will achieve market acceptance.

Manufacturing

We rely on contract manufacturers for all of our manufacturing needs. We presently use a variety of independent third-party companies to provide services related to printed-circuit board assembly, in-circuit test, product repair, and product assembly. Proprietary software on electronically programmable memory chips is used to configure products that meet customer requirements and to maintain quality control and security. The manufacturing process enables us to configure the hardware and software in unique combinations to meet a wide variety of individual customer requirements. The manufacturing process uses automated testing equipment and burn-in procedures, as well as comprehensive inspection, testing, and statistical process controls, which are designed to help ensure the quality and reliability of our products. The manufacturing processes and procedures are generally certified to International Organization for Standardization (ISO) 9001 or ISO 9003 standards.

Our arrangements with contract manufacturers generally provide for quality, cost, and delivery requirements, as well as manufacturing process terms, such as continuity of supply; inventory management; flexibility regarding capacity, quality, and cost management; oversight of manufacturing; and conditions for use of our intellectual property. We have not entered into any significant long-term contracts with any manufacturing service provider. We generally have the option to renew arrangements on an as-needed basis. These arrangements generally do not commit us to purchase any particular amount or any quantities beyond certain amounts covered by orders or forecasts that we submit covering discrete periods of time, defined as less than one year.

Patents, Intellectual Property, and Licensing

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks, and trade secret laws. We have a program to file applications for and obtain patents, copyrights, and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. We have obtained a substantial number of patents and trademarks in the United States and in other countries. There can be no assurance, however, that the rights obtained can be successfully enforced against infringing products in every jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, and trade secrets has value, the rapidly changing technology in the networking industry and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise, and management abilities of our employees rather than on the protection afforded by patent, copyright, trademark, and trade secret laws.

Many of our products are designed to include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis can limit our ability to protect our proprietary rights in our products.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. There can be no assurance that our patents and other proprietary rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights to technologies that are relevant to us; or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. The risks associated with patents and intellectual property are more fully discussed in "Item 1A. Risk Factors," including the risk factors entitled "Our proprietary rights may prove difficult to enforce," "We may be found to infringe on intellectual property rights of others," and "We rely on the availability of third-party licenses."

Employees

Employees are summarized as follows:

	July 27, 2013
Employees by geography:	
United States	37,275
Rest of world	37,774
Total	75,049
Employees by line item on the Consolidated Statements of Operations:	
Cost of sales [(1)]	16,349
Research and development	26,416
Sales and marketing	24,938
General and administrative	7,346
Total	75,049

(1) Cost of sales includes manufacturing support, services, and training.

We consider the relationships with our employees to be positive. Competition for technical personnel in the industry in which we compete is intense. We believe that our future success depends in part on our continued ability to hire, assimilate, and retain qualified personnel. To date, we believe that we have been successful in recruiting qualified employees, but there is no assurance that we will continue to be successful in the future.

Executive Officers of the Registrant

The following table shows the name, age, and position as of August 31, 2013 of each of our executive officers:

Name	Age	Position with the Company
Frank A. Calderoni . .	56	Executive Vice President and Chief Financial Officer
John T. Chambers . . .	64	Chairman, Chief Executive Officer, and Director
Mark Chandler	57	Senior Vice President, Legal Services, General Counsel and Secretary, and Chief Compliance Officer
Blair Christie	41	Senior Vice President, Chief Marketing Officer
Wim Elfrink	61	Executive Vice President, Emerging Solutions and Chief Globalisation Officer
Robert W. Lloyd	57	President, Development and Sales
Gary B. Moore	64	President and Chief Operating Officer
Pankaj Patel	59	Executive Vice President and Chief Development Officer, Global Engineering
Randy Pond	59	Executive Vice President, Operations, Processes and Systems
Charles H. Robbins . .	47	Senior Vice President, Worldwide Field Operations

Mr. Calderoni joined Cisco in May 2004 as Vice President, Worldwide Sales Finance. In June 2007, he was promoted to Senior Vice President, Customer Solutions Finance. He was appointed to his current position effective in February 2008. From March 2002 until he joined Cisco, Mr. Calderoni served as Senior Vice President and Chief Financial Officer of QLogic Corporation, a supplier of storage networking solutions. Prior to that, he was Senior Vice President, Finance and Administration and Chief Financial Officer of SanDisk Corporation from February 2000 to February 2002. Prior to that, he was employed by IBM Corporation, where he held a number of executive positions. Mr. Calderoni also serves on the Board of Directors of Adobe Systems Incorporated.

Mr. Chambers has served as Chief Executive Officer since January 1995, as Chairman of the Board of Directors since November 2006, and as a member of the Board of Directors since November 1993. Mr. Chambers also served as President from January 31, 1995 to November 2006. He joined Cisco as Senior Vice President in January 1991 and was promoted to Executive Vice President in June 1994. Mr. Chambers was promoted to President and Chief Executive Officer as of January 31, 1995. Before joining Cisco, he was employed by Wang Laboratories, Inc. for eight years, where, in his last role, he was the Senior Vice President of U.S. Operations.

Mr. Chandler joined Cisco in July 1996, upon Cisco's acquisition of StrataCom, Inc., where he served as General Counsel. He served as Cisco's Managing Attorney for Europe, the Middle East, and Africa from December 1996 until June 1999; as Director, Worldwide Legal Operations from June 1999 until February 2001; and was promoted to Vice President, Worldwide Legal Services in February 2001. In October 2001, he was promoted to Vice President, Legal Services and General Counsel, and in May 2003, he was also appointed Secretary. In February 2006, he was promoted to Senior Vice President, and in May 2012 was appointed Chief Compliance Officer. Before joining StrataCom, he had served as Vice President, Corporate Development and General Counsel of Maxtor Corporation.

Ms. Christie joined Cisco in August 1999 as part of Cisco's Investor Relations team. From April 2000 through December 2003, Ms. Christie held a number of managerial positions within Cisco's Investor Relations function. In January 2004, Ms. Christie was promoted to Vice President, Investor Relations. In June 2006, Ms. Christie was appointed to Vice President, Global Corporate Communications. In January 2008, Ms. Christie was promoted to Senior Vice President, Global Corporate Communications. In January 2011, Ms. Christie was appointed to her current position.

Mr. Elfrink joined Cisco in 1997 as Vice President of Cisco Services in Europe. In November 2000, he was promoted to Senior Vice President, Cisco Services and took over global responsibility for the function, relocating to San Jose, California. Mr. Elfrink was appointed Chief Globalisation Officer in December 2006 and moved to Bangalore, India to establish Cisco's Globalisation Centre East. In August 2007, he was named Executive Vice President. In February 2011, Mr. Elfrink was appointed to his current position, in which he heads three of Cisco's global initiatives: Cisco's Industry Solutions Group, the Emerging Countries initiatives, and Cisco's globalisation strategy.

Mr. Lloyd joined Cisco in November 1994 as General Manager of Cisco Canada. In October 1998, he was promoted to Vice President, EMEA (Europe, Middle East, and Africa); in February 2001, he was promoted to Senior Vice President, EMEA; and in July 2005, Mr. Lloyd was appointed Senior Vice President, U.S., Canada, and Japan. In April 2009, he was promoted to Executive Vice President, Worldwide Operations. In October 2012, Mr. Lloyd was appointed to his current position.

Mr. Moore joined Cisco in October 2001 as Senior Vice President, Advanced Services. In August 2007, he also assumed responsibility as co-lead of Cisco Services. In May 2010, he was promoted to Executive Vice President, Cisco Services and in February 2011, he was appointed Executive Vice President and Chief Operating Officer. In October 2012, Mr. Moore was appointed to his current position. Immediately before joining Cisco, Mr. Moore served for approximately two years as chief executive officer of Netigy Corporation, a network consulting company. Prior to that, he was employed by Electronic Data Systems, where he held a number of senior executive positions.

Mr. Patel joined Cisco in July 1996 upon Cisco's acquisition of StrataCom, Inc., serving from July 1996 through September 1999 as a Senior Director of Engineering. From November 1999 through January 2003, he served as Senior Vice President of Engineering at Redback Networks Inc., a networking equipment provider later acquired by Ericsson. In January 2003, Mr. Patel rejoined Cisco as Vice President and General Manager, Cable Business Unit, and was promoted to Senior Vice President in July 2005. In January 2006, Mr. Patel was named Senior Vice President and General Manager, Service Provider Business and, additionally, in May 2011 became co-leader of Engineering. In June 2012, Mr. Patel assumed the leadership of Engineering. In August 2012, Mr. Patel was promoted to his current position.

Mr. Pond joined Cisco in September 1993 upon Cisco's acquisition of Crescendo Communications, Inc. In 1994, Mr. Pond assumed leadership of Cisco's Supply/Demand group. In 1994, he was appointed Director of Manufacturing Operations. He was promoted to Vice President of Manufacturing in 1995. In January 2000, Mr. Pond was promoted to Senior Vice President of West Coast and Asia operations. He was promoted to Senior Vice President, Worldwide Manufacturing Operations and Logistics in June 2001. In August 2003, he was promoted to Senior Vice President, Operations, Processes and Systems, and he was named Executive Vice President in August 2007. Before joining Cisco, Mr. Pond held the position of Vice President Finance, Chief Financial Officer, and Vice President of Operations at Crescendo Communications.

Mr. Robbins joined Cisco in December 1997, from which time until March 2002 he held a number of managerial positions within Cisco's sales organization. Mr. Robbins was promoted to Vice President in March 2002, assuming leadership of Cisco's U.S. channel sales organization. Additionally, in July 2005 he assumed leadership of Cisco's Canada channel sales organization. In December 2007, Mr. Robbins was promoted to Senior Vice President, U.S. Commercial, and in August 2009 he was appointed Senior Vice President, U.S. Enterprise, Commercial and Canada. In July 2011, Mr. Robbins was named Senior Vice President, Americas. In October 2012, Mr. Robbins was promoted to his current position.

Item 1A. Risk Factors

Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of the risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report.

OUR OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE

Our operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. These factors include:

- Fluctuations in demand for our products and services, especially with respect to telecommunications service providers and Internet businesses, in part due to changes in the global economic environment
- Changes in sales and implementation cycles for our products and reduced visibility into our customers' spending plans and associated revenue
- Our ability to maintain appropriate inventory levels and purchase commitments
- Price and product competition in the communications and networking industries, which can change rapidly due to technological innovation and different business models from various geographic regions
- The overall movement toward industry consolidation among both our competitors and our customers
- The introduction and market acceptance of new technologies and products and our success in new and evolving markets, including in our newer product categories such as data center and collaboration and in emerging technologies, as well as the adoption of new standards
- New business models for our offerings, such as XaaS, where costs are borne up front while revenue is recognized over time
- Variations in sales channels, product costs, or mix of products sold
- The timing, size, and mix of orders from customers
- Manufacturing and customer lead times
- Fluctuations in our gross margins, and the factors that contribute to such fluctuations, as described below
- The ability of our customers, channel partners, contract manufacturers and suppliers to obtain financing or to fund capital expenditures, especially during a period of global credit market disruption or in the event of customer, channel partner, contract manufacturer or supplier financial problems
- Share-based compensation expense
- Actual events, circumstances, outcomes, and amounts differing from judgments, assumptions, and estimates used in determining the values of certain assets (including the amounts of related valuation allowances), liabilities, and other items reflected in our Consolidated Financial Statements
- How well we execute on our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring charges
- Our ability to achieve targeted cost reductions
- Benefits anticipated from our investments in engineering, sales and manufacturing activities
- Changes in tax laws, tax regulations and/or accounting rules

As a consequence, operating results for a particular future period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition that could adversely affect our stock price.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY UNFAVORABLE ECONOMIC AND MARKET CONDITIONS AND THE UNCERTAIN GEOPOLITICAL ENVIRONMENT

Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the communications and networking industries at large, as well as in specific segments and markets in which we operate, resulting in:

- Reduced demand for our products as a result of continued constraints on IT-related capital spending by our customers, particularly service providers, and other customer markets as well
- Increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products
- Risk of excess and obsolete inventories
- Risk of supply constraints
- Risk of excess facilities and manufacturing capacity
- Higher overhead costs as a percentage of revenue and higher interest expense

The global macroeconomic environment and recovery from the downturn has been challenging and inconsistent. Instability in the global credit markets, the impact of uncertainty regarding the U.S. federal budget including the effect of the recent sequestration, tapering of bond purchases by the U.S. Federal Reserve, the instability in the geopolitical environment in many parts of the world and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Our operating results in one or more segments may also be affected by uncertain or changing economic conditions particularly germane to that segment or to particular customer markets within that segment. For example, during fiscal 2011 we experienced a decrease in spending by our public sector customers in almost every developed market around the world, and we continue to see decreases in spending within certain categories of our public sector customer market.

WE HAVE BEEN INVESTING IN PRIORITIES, INCLUDING OUR FOUNDATIONAL PRIORITIES, AND IF THE RETURN ON THESE INVESTMENTS IS LOWER OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR OPERATING RESULTS MAY BE HARMED

We have been realigning and are dedicating resources to focus on certain priorities, such as leadership in our core routing, switching and services, including security and mobility solutions; collaboration; data center virtualization and cloud; video; and architectures for business transformation. However, the return on our investments in such priorities may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments (including if our selection of areas for investment does not play out as we expect), or if the achievement of these benefits is delayed, our operating results may be adversely affected.

OUR REVENUE FOR A PARTICULAR PERIOD IS DIFFICULT TO PREDICT, AND A SHORTFALL IN REVENUE MAY HARM OUR OPERATING RESULTS

As a result of a variety of factors discussed in this report, our revenue for a particular quarter is difficult to predict, especially in light of a challenging and inconsistent global macroeconomic environment and related market uncertainty.

Our revenue may grow at a slower rate than in past periods or may decline, which for example occurred in fiscal 2009. Our ability to meet financial expectations could also be adversely affected if the nonlinear sales pattern seen in some of our past quarters recurs in future periods. We have experienced periods of time during which shipments have exceeded net bookings or manufacturing issues have delayed shipments, leading to nonlinearity in shipping patterns. In addition to making it difficult to predict revenue for a particular period, nonlinearity in shipping can increase costs, because irregular shipment patterns result in periods of underutilized capacity and periods in which overtime expenses may be incurred, as well as in potential additional inventory management-related costs. In addition, to the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods in which our contract manufacturers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters occur and are not remediated within the same quarter.

The timing of large orders can also have a significant effect on our business and operating results from quarter to quarter, primarily in the United States and in emerging countries. From time to time, we receive large orders that have a significant effect on our operating results in the period in which the order is recognized as revenue. The timing of such orders is difficult to predict, and the timing of revenue recognition from such orders may affect period to period changes in revenue. As a result, our operating results could vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue.

Inventory management remains an area of focus. We have experienced longer than normal manufacturing lead times in the past which have caused some customers to place the same order multiple times within our various sales channels and to cancel the duplicative orders upon receipt of the product, or to place orders with other vendors with shorter manufacturing lead times. Such multiple ordering (along with other factors) or risk of order cancellation may cause difficulty in predicting our revenue and, as a result, could impair our ability to manage parts inventory effectively. In addition, our efforts to improve manufacturing lead-time performance may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter revenue and operating results. In addition, when facing component supply-related challenges, we have increased our efforts in procuring components in order to meet customer expectations which in turn contribute to an increase in purchase commitments. Increases in our purchase commitments to shorten lead times could also lead to excess and obsolete inventory charges if the demand for our products is less than our expectations.

We plan our operating expense levels based primarily on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results being below expectations because we may not be able to quickly reduce these fixed expenses in response to short-term business changes.

Any of the above factors could have a material adverse impact on our operations and financial results.

WE EXPECT GROSS MARGIN TO VARY OVER TIME, AND OUR LEVEL OF PRODUCT GROSS MARGIN MAY NOT BE SUSTAINABLE

Our level of product gross margins declined in fiscal 2011 and to a lesser extent in fiscal 2012 and fiscal 2013 and may continue to decline and be adversely affected by numerous factors, including:

- Changes in customer, geographic, or product mix, including mix of configurations within each product group
- Introduction of new products, including products with price-performance advantages, and new business models for our offerings such as XaaS
- Our ability to reduce production costs
- Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development
- Sales discounts
- Increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints
- Excess inventory and inventory holding charges
- Obsolescence charges
- Changes in shipment volume
- The timing of revenue recognition and revenue deferrals
- Increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorates
- Lower than expected benefits from value engineering
- Increased price competition, including competitors from Asia, especially from China

- Changes in distribution channels
- Increased warranty costs
- Increased amortization of purchased intangible assets, especially from acquisitions
- How well we execute on our strategy and operating plans

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

SALES TO THE SERVICE PROVIDER MARKET ARE ESPECIALLY VOLATILE, AND WEAKNESS IN SALES ORDERS FROM THIS INDUSTRY MAY HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION

Sales to the service provider market have been characterized by large and sporadic purchases, especially relating to our router sales and sales of certain products in our newer product categories such as Data Center, Collaboration, and Service Provider Video, in addition to longer sales cycles. In the past, we have experienced significant weakness in sales to service providers over certain extended periods of time as market conditions have fluctuated. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures; the availability of funding; and the extent to which service providers are affected by regulatory, economic, and business conditions in the country of operations. Weakness in orders from this industry, including as a result of any slowdown in capital expenditures by service providers (which may be more prevalent during a global economic downturn or periods of economic uncertainty), could have a material adverse effect on our business, operating results, and financial condition. Such slowdowns may continue or recur in future periods. Orders from this industry could decline for many reasons other than the competitiveness of our products and services within their respective markets. For example, in the past, many of our service provider customers have been materially and adversely affected by slowdowns in the general economy, by overcapacity, by changes in the service provider market, by regulatory developments, and by constraints on capital availability, resulting in business failures and substantial reductions in spending and expansion plans. These conditions have materially harmed our business and operating results in the past, and some of these or other conditions in the service provider market could affect our business and operating results in any future period. Finally, service provider customers typically have longer implementation cycles; require a broader range of services, including design services; demand that vendors take on a larger share of risks; often require acceptance provisions, which can lead to a delay in revenue recognition; and expect financing from vendors. All these factors can add further risk to business conducted with service providers.

DISRUPTION OF OR CHANGES IN OUR DISTRIBUTION MODEL COULD HARM OUR SALES AND MARGINS

If we fail to manage distribution of our products and services properly, or if our distributors' financial condition or operations weaken, our revenue and gross margins could be adversely affected.

A substantial portion of our products and services is sold through our channel partners, and the remainder is sold through direct sales. Our channel partners include systems integrators, service providers, other resellers, and distributors. Systems integrators and service providers typically sell directly to end users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. Systems integrators also typically integrate our products into an overall solution, and a number of service providers are also systems integrators. Distributors stock inventory and typically sell to systems integrators, service providers, and other resellers. We refer to sales through distributors as our two-tier system of sales to the end customer. Revenue from distributors is generally recognized based on a sell-through method using information provided by them. These distributors are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. If sales through indirect channels increase, this may lead to greater difficulty in forecasting the mix of our products and, to a degree, the timing of orders from our customers.

Historically, we have seen fluctuations in our gross margins based on changes in the balance of our distribution channels. Although variability to date has not been significant, there can be no assurance that changes in the balance of our distribution model in future periods would not have an adverse effect on our gross margins and profitability.

Some factors could result in disruption of or changes in our distribution model, which could harm our sales and margins, including the following:

- We compete with some of our channel partners, including through our direct sales, which may lead these channel partners to use other suppliers that do not directly sell their own products or otherwise compete with them
- Some of our channel partners may demand that we absorb a greater share of the risks that their customers may ask them to bear
- Some of our channel partners may have insufficient financial resources and may not be able to withstand changes and challenges in business conditions
- Revenue from indirect sales could suffer if our distributors' financial condition or operations weaken

In addition, we depend on our channel partners globally to comply with applicable regulatory requirements. To the extent that they fail to do so, that could have a material adverse effect on our business, operating results, and financial condition. Further, sales of our products outside of agreed territories can result in disruption to the Company's distribution channels.

THE MARKETS IN WHICH WE COMPETE ARE INTENSELY COMPETITIVE, WHICH COULD ADVERSELY AFFECT OUR ACHIEVEMENT OF REVENUE GROWTH

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product categories such as data center and collaboration and in our priorities. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Asia, especially from China, and we anticipate this will continue. For information regarding our competitors, see the section entitled "Competition" contained in *Item 1. Business* of this report.

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products. Companies with whom we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase.

For example, the enterprise data center is undergoing a fundamental transformation arising from the convergence of technologies, including computing, networking, storage, and software, that previously were segregated. Due to several factors, including the availability of highly scalable and general purpose microprocessors, application-specific integrated circuits offering advanced services, standards based protocols, cloud computing and virtualization, the convergence of technologies within the enterprise data center is spanning multiple, previously independent, technology segments. Also, some of our current and potential competitors for enterprise data center business have made acquisitions, or announced new strategic alliances, designed to position them to provide end-to-end technology solutions for the enterprise data center. As a result of all of these developments, we face greater competition in the development and sale of enterprise data center technologies, including competition from entities that are among our long-term strategic alliance partners. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

- The ability to provide a broad range of networking and communications products and services
- Product performance
- Price
- The ability to introduce new products, including products with price-performance advantages
- The ability to reduce production costs

- The ability to provide value-added features such as security, reliability, and investment protection
- Conformance to standards
- Market presence
- The ability to provide financing
- Disruptive technology shifts and new business models

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success.

OUR INVENTORY MANAGEMENT RELATING TO OUR SALES TO OUR TWO-TIER DISTRIBUTION CHANNEL IS COMPLEX, AND EXCESS INVENTORY MAY HARM OUR GROSS MARGINS

We must manage our inventory relating to sales to our distributors effectively, because inventory held by them could affect our results of operations. Our distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them, and in response to seasonal fluctuations in end-user demand. Revenue to our distributors generally is recognized based on a sell-through method using information provided by them, and they are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling price, and participate in various cooperative marketing programs. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. When facing component supply-related challenges, we have increased our efforts in procuring components in order to meet customer expectations. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write down inventory, which in turn could result in lower gross margins.

SUPPLY CHAIN ISSUES, INCLUDING FINANCIAL PROBLEMS OF CONTRACT MANUFACTURERS OR COMPONENT SUPPLIERS, OR A SHORTAGE OF ADEQUATE COMPONENT SUPPLY OR MANUFACTURING CAPACITY THAT INCREASED OUR COSTS OR CAUSED A DELAY IN OUR ABILITY TO FULFILL ORDERS, COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND OPERATING RESULTS, AND OUR FAILURE TO ESTIMATE CUSTOMER DEMAND PROPERLY MAY RESULT IN EXCESS OR OBSOLETE COMPONENT SUPPLY, WHICH COULD ADVERSELY AFFECT OUR GROSS MARGINS

The fact that we do not own or operate the bulk of our manufacturing facilities and that we are reliant on our extended supply chain could have an adverse impact on the supply of our products and on our business and operating results:

- Any financial problems of either contract manufacturers or component suppliers could either limit supply or increase costs
- Reservation of manufacturing capacity at our contract manufacturers by other companies, inside or outside of our industry, could either limit supply or increase costs

A reduction or interruption in supply; a significant increase in the price of one or more components; a failure to adequately authorize procurement of inventory by our contract manufacturers; a failure to appropriately cancel, reschedule, or adjust our requirements based on our business needs; or a decrease in demand for our products could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. In the event that we become committed to purchase components at prices in excess of the current market price when the components are actually used, our gross margins could decrease. We have experienced longer than normal lead times in the past. Although we have generally secured additional supply or taken other mitigation actions when significant disruptions have occurred, if similar situations occur in the future, they could have a material adverse effect on our business, results of operations, and financial condition. See the risk factor above entitled "Our revenue for a particular period is difficult to predict, and a shortfall in revenue may harm our operating results."

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We have experienced component shortages in the past, including shortages caused by manufacturing process issues, that have affected our operations. We may in the future experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts. Growth in the economy is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels and manufacturing capacity, especially for labor-intensive components, components for which we purchase a substantial portion of the supply, or re-ramping manufacturing capacity for highly complex products. During periods of shortages or delays the price of components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenue and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need, which is more likely to occur in a period of demand uncertainties such as we are currently experiencing. There can be no assurance that we will not encounter these problems in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources, and a global economic downturn and related market uncertainty could negatively impact the availability of components from one or more of these sources, especially during times such as we have recently seen when there are supplier constraints based on labor and other actions taken during economic downturns. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

We believe that we may be faced with the following challenges in the future:

- New markets in which we participate may grow quickly, which may make it difficult to quickly obtain significant component capacity
- As we acquire companies and new technologies, we may be dependent, at least initially, on unfamiliar supply chains or relatively small supply partners
- We face competition for certain components that are supply-constrained, from existing competitors, and companies in other markets

Manufacturing capacity and component supply constraints could continue to be significant issues for us. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to improve manufacturing lead-time performance and to help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. When facing component supply-related challenges, we have increased our efforts in procuring components in order to meet customer expectations which in turn contribute to an increase in purchase commitments. Increases in our purchase commitments to shorten lead times could also lead to excess and obsolete inventory charges if the demand for our products is less than our expectations. If we fail to anticipate customer demand properly, an oversupply of parts could result in excess or obsolete components that could adversely affect our gross margins. For additional information regarding our purchase commitments with contract manufacturers and suppliers, see Note 12 to the Consolidated Financial Statements contained in this report.

WE DEPEND UPON THE DEVELOPMENT OF NEW PRODUCTS AND ENHANCEMENTS TO EXISTING PRODUCTS, AND IF WE FAIL TO PREDICT AND RESPOND TO EMERGING TECHNOLOGICAL TRENDS AND CUSTOMERS' CHANGING NEEDS, OUR OPERATING RESULTS AND MARKET SHARE MAY SUFFER

The markets for our products are characterized by rapidly changing technology, evolving industry standards, new product introductions, and evolving methods of building and operating networks. Our operating results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the production costs of existing products. We believe the industry is evolving to enable personal and business process collaboration enabled by networked technologies. As such, many of our strategic initiatives and investments are aimed at meeting the requirements that a network capable of multiple-party, collaborative interaction would demand, and the investments we have made and our architectural approach are designed to enable the increased use of the network as the platform for all forms of communications and IT. For example, in fiscal 2009 we launched our Cisco Unified Computing System, our next-generation enterprise data center platform architected to unite computing, network, storage access, and virtualization resources in a single system, which is designed to address the fundamental transformation occurring in the enterprise data center. Cisco Unified Computing System is one of several priorities on which we are focusing resources. Another example of a market transition we are focusing on is the move towards more programmable, flexible and virtual networks. In our view, this evolution is in its very early stages, and we believe the successful products and solutions in this market will combine ASICs, hardware, and software elements together.

The process of developing new technology, including technology related to more programmable, flexible and virtual networks, is complex and uncertain, and if we fail to accurately predict customers' changing needs and emerging technological trends our business could be harmed. We must commit significant resources, including the investments we have been making in our priorities to developing new products before knowing whether our investments will result in products the market will accept. In particular, if our model of the evolution of networking to collaborative systems does not emerge as we believe it will, or if the industry does not evolve as we believe it will, or if our strategy for addressing this evolution is not successful, many of our strategic initiatives and investments may be of no or limited value. For example, if we do not introduce products related to network programmability, such as software-defined-networking products, in a timely fashion, or if product offerings in this market that ultimately succeed are based on technology, or an approach to technology, that differs from ours, our business could be harmed. Furthermore, we may not execute successfully on our vision because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of appropriate resources. This could result in competitors, some of which may also be our strategic alliance partners, providing those solutions before we do and loss of market share, revenue, and earnings. The success of new products depends on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The products and technologies in our newer product categories such as Data Center and Collaboration as well as those in our Other Products category that we identify as "emerging technologies" may not prove to have the market success we anticipate, and we may not successfully identify and invest in other emerging or new products.

CHANGES IN INDUSTRY STRUCTURE AND MARKET CONDITIONS COULD LEAD TO CHARGES RELATED TO DISCONTINUANCES OF CERTAIN OF OUR PRODUCTS OR BUSINESSES, ASSET IMPAIRMENTS AND WORKFORCE REDUCTIONS

In response to changes in industry and market conditions, we may be required to strategically realign our resources and to consider restructuring, disposing of, or otherwise exiting businesses. Any resource realignment, or decision to limit investment in or dispose of or otherwise exit businesses, may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Although in certain instances our supply agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed, our loss contingencies may include liabilities for contracts that we cannot cancel with contract manufacturers and suppliers. Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, and future goodwill impairment tests may result in a charge to earnings.

In August 2013, we announced that we are rebalancing our resources with a workforce reduction plan that will impact approximately 4,000 employees or 5% of our global workforce. We expect to take action under this plan beginning in the first quarter of fiscal 2014, and we expect to incur significant charges as a result of these activities. The implementation of this workforce reduction plan may be disruptive to our business, and following completion of the workforce reduction plan our business may not be more efficient or effective than prior to implementation of the plan. Our restructuring activities, including any related charges and the impact of the related headcount reductions, could have a material adverse effect on our business, operating results, and financial condition.

OVER THE LONG TERM WE INTEND TO INVEST IN ENGINEERING, SALES, SERVICE, MARKETING AND MANUFACTURING ACTIVITIES, AND THESE INVESTMENTS MAY ACHIEVE DELAYED, OR LOWER THAN EXPECTED, BENEFITS WHICH COULD HARM OUR OPERATING RESULTS

While we intend to focus on managing our costs and expenses, over the long term, we also intend to invest in personnel and other resources related to our engineering, sales, service, marketing and manufacturing functions as we focus on our foundational priorities, such as leadership in our core routing, switching and services, including security and mobility solutions; collaboration; data center virtualization and cloud; video; and architectures for business transformation. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

OUR BUSINESS SUBSTANTIALLY DEPENDS UPON THE CONTINUED GROWTH OF THE INTERNET AND INTERNET-BASED SYSTEMS

A substantial portion of our business and revenue depends on growth and evolution of the Internet, including the continued development of the Internet, and on the deployment of our products by customers who depend on such continued growth and evolution. To the extent that an economic slowdown or uncertainty and related reduction in capital spending adversely affect spending on Internet infrastructure we could experience material harm to our business, operating results, and financial condition.

Because of the rapid introduction of new products and changing customer requirements related to matters such as cost-effectiveness and security, we believe that there could be performance problems with Internet communications in the future, which could receive a high degree of publicity and visibility. Because we are a large supplier of networking products, our business, operating results, and financial condition may be materially adversely affected, regardless of whether or not these problems are due to the performance of our own products. Such an event could also result in a material adverse effect on the market price of our common stock independent of direct effects on our business.

WE HAVE MADE AND EXPECT TO CONTINUE TO MAKE ACQUISITIONS THAT COULD DISRUPT OUR OPERATIONS AND HARM OUR OPERATING RESULTS

Our growth depends upon market growth, our ability to enhance our existing products, and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

- Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired companies, particularly companies with large and widespread operations and/or complex products, such as Scientific-Atlanta, WebEx, Starent, Tandberg and NDS Group Limited
- Diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions
- Potential difficulties in completing projects associated with in-process research and development intangibles
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions
- Initial dependence on unfamiliar supply chains or relatively small supply partners
- Insufficient revenue to offset increased expenses associated with acquisitions
- The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans

Acquisitions may also cause us to:

- Issue common stock that would dilute our current shareholders' percentage ownership
- Use a substantial portion of our cash resources, or incur debt, as we did in fiscal 2006 when we issued and sold $6.5 billion in senior unsecured notes to fund our acquisition of Scientific-Atlanta
- Significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition
- Assume liabilities
- Record goodwill and nonamortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges
- Incur amortization expenses related to certain intangible assets
- Incur tax expenses related to the effect of acquisitions on our intercompany research and development ("R&D") cost sharing arrangement and legal structure

- Incur large and immediate write-offs and restructuring and other related expenses
- Become subject to intellectual property or other litigation

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

From time to time, we have made acquisitions that resulted in charges in an individual quarter. These charges may occur in any particular quarter, resulting in variability in our quarterly earnings. In addition, our effective tax rate for future periods is uncertain and could be impacted by mergers and acquisitions. Risks related to new product development also apply to acquisitions. Please see the risk factors above, including the risk factor entitled "We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers' changing needs, our operating results and market share may suffer" for additional information.

ENTRANCE INTO NEW OR DEVELOPING MARKETS EXPOSES US TO ADDITIONAL COMPETITION AND WILL LIKELY INCREASE DEMANDS ON OUR SERVICE AND SUPPORT OPERATIONS

As we focus on new market opportunities-for example, storage; wireless; security; transporting data, voice, and video traffic across the same network; and other areas within our newer products categories such as data center and collaboration, emerging technologies, and our priorities-we will increasingly compete with large telecommunications equipment suppliers as well as startup companies. Several of our competitors may have greater resources, including technical and engineering resources, than we do. Additionally, as customers in these markets complete infrastructure deployments, they may require greater levels of service, support, and financing than we have provided in the past, especially in emerging countries. Demand for these types of service, support, or financing contracts may increase in the future. There can be no assurance that we can provide products, service, support, and financing to effectively compete for these market opportunities.

Further, provision of greater levels of services, support and financing by us may result in a delay in the timing of revenue recognition. In addition, entry into other markets has subjected and will subject us to additional risks, particularly to those markets, including the effects of general market conditions and reduced consumer confidence.

INDUSTRY CONSOLIDATION MAY LEAD TO INCREASED COMPETITION AND MAY HARM OUR OPERATING RESULTS

There has been a trend toward industry consolidation in our markets for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. For example, some of our current and potential competitors for enterprise data center business have made acquisitions, or announced new strategic alliances, designed to position them with the ability to provide end-to-end technology solutions for the enterprise data center. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in our operating results and could have a material adverse effect on our business, operating results, and financial condition. Furthermore, particularly in the service provider market, rapid consolidation will lead to fewer customers, with the effect that loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants.

PRODUCT QUALITY PROBLEMS COULD LEAD TO REDUCED REVENUE, GROSS MARGINS, AND NET INCOME

We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains bugs that can unexpectedly interfere with expected operations. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects, either ones in individual products or ones that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities, or affect gross margins. From time to time, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in products that we had shipped. There can be no assurance that such remediation, depending on the product involved, would not have a material impact. An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, inventory costs, or product reengineering expenses, any of which could have a material impact on our revenue, margins, and net income.

DUE TO THE GLOBAL NATURE OF OUR OPERATIONS, POLITICAL OR ECONOMIC CHANGES OR OTHER FACTORS IN A SPECIFIC COUNTRY OR REGION COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION

We conduct significant sales and customer support operations in countries around the world and also depend on non-U.S. operations of our contract manufacturers, component suppliers and distribution partners. Although sales in several of our emerging countries decreased in recent periods, several of our emerging countries generally have been relatively fast growing, and we have announced plans to expand our commitments and expectations in certain of those countries. As such, our growth depends in part on our increasing sales into emerging countries. Our future results could be materially adversely affected by a variety of political, economic or other factors relating to our operations inside and outside the United States, including impacts from the U.S. federal budget including the effect of the recent sequestration, tapering of bond purchases by the U.S. Federal Reserve, and the challenging and inconsistent global macroeconomic environment, any or all of which could have a material adverse effect on our operating results and financial condition, including, among others, the following:

- Foreign currency exchange rates
- Political or social unrest
- Economic instability or weakness or natural disasters in a specific country or region; environmental and trade protection measures and other legal and regulatory requirements, some of which may affect our ability to import our products, to export our products from, or sell our products in various countries
- Political considerations that affect service provider and government spending patterns
- Health or similar issues, such as a pandemic or epidemic
- Difficulties in staffing and managing international operations
- Adverse tax consequences, including imposition of withholding or other taxes on our global operations

WE ARE EXPOSED TO THE CREDIT RISK OF SOME OF OUR CUSTOMERS AND TO CREDIT EXPOSURES IN WEAKENED MARKETS, WHICH COULD RESULT IN MATERIAL LOSSES

Most of our sales are on an open credit basis, with typical payment terms of 30 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. Beyond our open credit arrangements, we have also experienced demands for customer financing and facilitation of leasing arrangements. We expect demand for customer financing to continue, and recently we have been experiencing an increase in this demand as the credit markets have been impacted by the challenging and inconsistent global macroeconomic environment, including increased demand from customers in certain emerging countries.

We believe customer financing is a competitive factor in obtaining business, particularly in serving customers involved in significant infrastructure projects. Our loan financing arrangements may include not only financing the acquisition of our products and services but also providing additional funds for other costs associated with network installation and integration of our products and services.

Our exposure to the credit risks relating to our financing activities described above may increase if our customers are adversely affected by a global economic downturn or periods of economic uncertainty. Although we have programs in place that are designed to monitor and mitigate the associated risk, including monitoring of particular risks in certain geographic areas, there can be no assurance that such programs will be effective in reducing our credit risks.

In the past, there have been significant bankruptcies among customers both on open credit and with loan or lease financing arrangements, particularly among Internet businesses and service providers, causing us to incur economic or financial losses. There can be no assurance that additional losses will not be incurred. Although these losses have not been material to date, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition. A portion of our sales is derived through our distributors. These distributors are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. We maintain estimated accruals and allowances for such business terms. However, distributors tend to have more limited financial resources than other resellers and end-user customers and therefore represent potential sources of increased credit risk, because they may be more likely to lack the reserve resources to meet payment obligations. Additionally, to the degree that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results, and financial condition.

WE ARE EXPOSED TO FLUCTUATIONS IN THE MARKET VALUES OF OUR PORTFOLIO INVESTMENTS AND IN INTEREST RATES; IMPAIRMENT OF OUR INVESTMENTS COULD HARM OUR EARNINGS

We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on our Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. Our portfolio includes fixed income securities and equity investments in publicly traded companies, the values of which are subject to market price volatility to the extent unhedged. If such investments suffer market price declines, as we experienced with some of our investments during fiscal 2009, we may recognize in earnings the decline in the fair value of our investments below their cost basis when the decline is judged to be other than temporary. For information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the section titled "Quantitative and Qualitative Disclosures About Market Risk." Our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to nondollar-denominated sales in Japan, Canada, and Australia and certain nondollar-denominated operating expenses and service cost of sales in Europe, Latin America, and Asia, where we sell primarily in U.S. dollars. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent that we must purchase components in foreign currencies.

Currently, we enter into foreign exchange forward contracts and options to reduce the short-term impact of foreign currency fluctuations on certain foreign currency receivables, investments, and payables. In addition, we periodically hedge anticipated foreign currency cash flows. Our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our net income.

OUR PROPRIETARY RIGHTS MAY PROVE DIFFICULT TO ENFORCE

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued numerous patents and other patent applications are currently pending, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

WE MAY BE FOUND TO INFRINGE ON INTELLECTUAL PROPERTY RIGHTS OF OTHERS

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

WE RELY ON THE AVAILABILITY OF THIRD-PARTY LICENSES

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED AND DAMAGE TO OUR REPUTATION MAY OCCUR DUE TO PRODUCTION AND SALE OF COUNTERFEIT VERSIONS OF OUR PRODUCTS

As is the case with leading products around the world, our products are subject to efforts by third parties to produce counterfeit versions of our products. While we work diligently with law enforcement authorities in various countries to block the manufacture of counterfeit goods and to interdict their sale, and to detect counterfeit products in customer networks, and have succeeded in prosecuting counterfeiters and their distributors, resulting in fines, imprisonment and restitution to us, there can be no guarantee that such efforts will succeed. While counterfeiters often aim their sales at customers who might not have otherwise purchased our products due to lack of verifiability of origin and service, such counterfeit sales, to the extent they replace otherwise legitimate sales, could adversely affect our operating results.

OUR OPERATING RESULTS AND FUTURE PROSPECTS COULD BE MATERIALLY HARMED BY UNCERTAINTIES OF REGULATION OF THE INTERNET

Currently, few laws or regulations apply directly to access or commerce on the Internet. We could be materially adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as voice over the Internet or using IP, encryption technology, sales or other taxes on Internet product or service sales, and access charges for Internet service providers. The adoption of regulation of the Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products, which could have a material adverse effect on our business, operating results, and financial condition.

CHANGES IN TELECOMMUNICATIONS REGULATION AND TARIFFS COULD HARM OUR PROSPECTS AND FUTURE SALES

Changes in telecommunications requirements, or regulatory requirements in other industries in which we operate, in the United States or other countries could affect the sales of our products. In particular, we believe that there may be future changes in U.S. telecommunications regulations that could slow the expansion of the service providers' network infrastructures and materially adversely affect our business, operating results, and financial condition.

Future changes in tariffs by regulatory agencies or application of tariff requirements to currently untariffed services could affect the sales of our products for certain classes of customers. Additionally, in the United States, our products must comply with various requirements and regulations of the Federal Communications Commission and other regulatory authorities. In countries outside of the United States, our products must meet various requirements of local telecommunications and other industry authorities. Changes in tariffs or failure by us to obtain timely approval of products could have a material adverse effect on our business, operating results, and financial condition.

FAILURE TO RETAIN AND RECRUIT KEY PERSONNEL WOULD HARM OUR ABILITY TO MEET KEY OBJECTIVES

Our success has always depended in large part on our ability to attract and retain highly skilled technical, managerial, sales, and marketing personnel. Competition for these personnel is intense, especially in the Silicon Valley area of Northern California. Stock incentive plans are designed to reward employees for their long-term contributions and provide incentives for them to remain with us. Volatility or lack of positive performance in our stock price or equity incentive awards, or changes to our overall compensation program, including our stock incentive program, resulting from the management of share dilution and share-based compensation expense or otherwise, may also adversely affect our ability to retain key employees. As a result of one or more of these factors, we may increase our hiring in geographic areas outside the United States, which could subject us to additional geopolitical and exchange rate risk. The loss of services of any of our key personnel; the inability to retain and attract qualified personnel in the future; or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions. In addition, companies in our industry whose employees accept positions with competitors frequently claim that competitors have engaged in improper hiring practices. We have received these claims in the past and may receive additional claims to this effect in the future.

ADVERSE RESOLUTION OF LITIGATION OR GOVERNMENTAL INVESTIGATIONS MAY HARM OUR OPERATING RESULTS OR FINANCIAL CONDITION

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. For example, Brazilian authorities have investigated our Brazilian subsidiary and certain of its current and former employees, as well as a Brazilian importer of our products, and its affiliates and employees, relating to alleged evasion of import taxes and alleged improper transactions involving the subsidiary and the importer. Brazilian tax authorities have assessed claims against our Brazilian subsidiary based on a theory of joint liability with the Brazilian importer for import taxes, interest, and penalties. In the first quarter of fiscal 2013, the Brazilian federal tax authorities asserted an additional claim against our Brazilian subsidiary based on a theory of joint liability with respect to an alleged underpayment of income taxes, social taxes, interest, and penalties by a Brazilian distributor. The asserted claims by Brazilian federal tax authorities are for calendar years 2003 through 2008 and the related asserted claims by the tax authorities from the state of Sao Paulo are for calendar years 2005 through 2007. The total asserted claims by Brazilian state and federal tax authorities aggregate to approximately $385 million for the alleged evasion of import and other taxes, approximately $1.1 billion for interest, and approximately $1.7 billion for various penalties, all determined using an exchange rate as of July 27, 2013. We have completed a thorough review of the matters and believe the asserted claims against our Brazilian subsidiary are without merit, and we are defending the claims vigorously. While we believe there is no legal basis for the alleged liability, due to the complexities and uncertainty surrounding the judicial process in Brazil and the nature of the claims asserting joint liability with the importer, we are unable to determine the likelihood of an unfavorable outcome against our Brazilian subsidiary and are unable to reasonably estimate a range of loss, if any. We do not expect a final judicial determination for several years. An unfavorable resolution of lawsuits or governmental investigations could have a material adverse effect on our business, operating results, or financial condition. For additional information regarding certain of the matters in which we are involved, see Item 3, "Legal Proceedings," contained in Part I of this report.

CHANGES IN OUR PROVISION FOR INCOME TAXES OR ADVERSE OUTCOMES RESULTING FROM EXAMINATION OF OUR INCOME TAX RETURNS COULD ADVERSELY AFFECT OUR RESULTS

Our provision for income taxes is subject to volatility and could be adversely affected by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit or domestic manufacturing deduction laws; by expiration of or lapses in tax incentives; by transfer pricing adjustments, including the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations, including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attribute prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

OUR BUSINESS AND OPERATIONS ARE ESPECIALLY SUBJECT TO THE RISKS OF EARTHQUAKES, FLOODS, AND OTHER NATURAL CATASTROPHIC EVENTS

Our corporate headquarters, including certain of our research and development operations are located in the Silicon Valley area of Northern California, a region known for seismic activity. Additionally, a certain number of our facilities are located near rivers that have experienced flooding in the past. Also certain of our suppliers and logistics centers are located in regions that have or may be affected by earthquake, tsunami and flooding activity which in the past has disrupted, and in the future could disrupt, the flow of components and delivery of products. A significant natural disaster, such as an earthquake, a hurricane, volcano, or a flood, could have a material adverse impact on our business, operating results, and financial condition.

MAN-MADE PROBLEMS SUCH AS COMPUTER VIRUSES OR TERRORISM MAY DISRUPT OUR OPERATIONS AND HARM OUR OPERATING RESULTS

Despite our implementation of network security measures our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may meet with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. Likewise, events such as widespread blackouts could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results, and financial condition could be materially and adversely affected.

IF WE DO NOT SUCCESSFULLY MANAGE OUR STRATEGIC ALLIANCES, WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM SUCH ALLIANCES AND WE MAY EXPERIENCE INCREASED COMPETITION OR DELAYS IN PRODUCT DEVELOPMENT

We have several strategic alliances with large and complex organizations and other companies with which we work to offer complementary products and services and have established a joint venture to market services associated with our Cisco Unified Computing System products. These arrangements are generally limited to specific projects, the goal of which is generally to facilitate product compatibility and adoption of industry standards. There can be no assurance we will realize the expected benefits from these strategic alliances or from the joint venture. If successful, these relationships may be mutually beneficial and result in industry growth. However, alliances carry an element of risk because, in most cases, we must compete in some business areas with a company with which we have a strategic alliance and, at the same time, cooperate with that company in other business areas. Also, if these companies fail to perform or if these relationships fail to materialize as expected, we could suffer delays in product development or other operational difficulties. Joint ventures can be difficult to manage, given the potentially different interests of joint venture partners.

OUR STOCK PRICE MAY BE VOLATILE

Historically, our common stock has experienced substantial price volatility, particularly as a result of variations between our actual financial results and the published expectations of analysts and as a result of announcements by our competitors and us. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, security of our products, or significant transactions can cause changes in our stock price. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions and the announcement of proposed and completed acquisitions or other significant transactions, or any difficulties associated with such transactions, by us or our current or potential competitors, may materially adversely affect the market price of our common stock in the future. Additionally, volatility, lack of positive performance in our stock price or changes to our overall compensation program, including our stock incentive program, may adversely affect our ability to retain key employees, virtually all of whom are compensated, in part, based on the performance of our stock price.

THERE CAN BE NO ASSURANCE THAT OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL NOT BE ADVERSELY AFFECTED BY OUR INCURRENCE OF DEBT

We have senior unsecured notes outstanding in an aggregate principal amount of $16.0 billion that mature at specific dates in 2014, 2016, 2017, 2019, 2020, 2039 and 2040. We have also established a commercial paper program under which we may issue short-term, unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $3.0 billion. We had no commercial paper notes outstanding under this program as of July 27, 2013. The outstanding senior unsecured notes bear fixed-rate interest payable semiannually, except $1.25 billion of the notes which bears interest at a floating rate payable quarterly. The fair value of the long-term debt is subject to market interest rate volatility. The instruments governing the senior unsecured notes contain certain covenants applicable to us and our subsidiaries that may adversely affect our ability to incur certain liens or engage in certain types of sale and leaseback transactions. In addition, we will be required to have available in the United States sufficient cash to repay all of our notes on maturity. There can be no assurance that our incurrence of this debt or any future debt will be a better means of providing liquidity to us than would our use of our existing cash resources, including cash currently held offshore. Further, we cannot be assured that our maintenance of this indebtedness or incurrence of future indebtedness will not adversely affect our operating results or financial condition. In addition, changes by any rating agency to our credit rating can negatively impact the value and liquidity of both our debt and equity securities, as well as the terms upon which we may borrow under our commercial paper program.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our corporate headquarters are located at an owned site in San Jose, California, in the United States of America.

The locations of our headquarters by geographic segment are as follows:

Americas	EMEA	APJC
San Jose, California, USA	Amsterdam, Netherlands	Singapore

In addition to our headquarters site, we own additional sites in the United States, which include facilities in the surrounding areas of San Jose, California; Boston, Massachusetts; Richardson, Texas; Lawrenceville, Georgia; and Research Triangle Park, North Carolina. We also own land for expansion in some of these locations. In addition, we lease office space in many U.S. locations.

Outside the United States our operations are conducted primarily in leased sites, such as our Globalisation Centre East campus in Bangalore, India. Other significant sites (in addition to the two non-U.S. headquarters locations) are located in Belgium, China, France, Germany, India, Israel, Italy, Japan, Norway and the United Kingdom.

We believe that our existing facilities, including both owned and leased, are in good condition and suitable for the conduct of our business. For additional information regarding obligations under operating leases, see Note 12 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

Brazilian authorities have investigated our Brazilian subsidiary and certain of its current and former employees, as well as a Brazilian importer of our products, and its affiliates and employees, relating to alleged evasion of import taxes and alleged improper transactions involving the subsidiary and the importer. Brazilian tax authorities have assessed claims against our Brazilian subsidiary based on a theory of joint liability with the Brazilian importer for import taxes, interest, and penalties. In addition to claims asserted by the Brazilian federal tax authorities in prior fiscal years, tax authorities from the Brazilian state of Sao Paulo have asserted similar claims on the same legal basis in prior fiscal years. In the first quarter of fiscal 2013, the Brazilian federal tax authorities asserted an additional claim against our Brazilian subsidiary based on a theory of joint liability with respect to an alleged underpayment of income taxes, social taxes, interest, and penalties by a Brazilian distributor.

The asserted claims by Brazilian federal tax authorities are for calendar years 2003 through 2008, and the asserted claims by the tax authorities from the state of Sao Paulo are for calendar years 2005 through 2007. The total asserted claims by Brazilian state and federal tax authorities aggregate to approximately $385 million for the alleged evasion of import and other taxes, approximately $1.1 billion for interest, and approximately $1.7 billion for various penalties, all determined using an exchange rate as of July 27, 2013. We have completed a thorough review of the matters and believe the asserted claims against our Brazilian subsidiary are without merit, and we are defending the claims vigorously. While we believe there is no legal basis for the alleged liability, due to the complexities and uncertainty surrounding the judicial process in Brazil and the nature of the claims asserting joint liability with the importer, we are unable to determine the likelihood of an unfavorable outcome against our Brazilian subsidiary and are unable to reasonably estimate a range of loss, if any. We do not expect a final judicial determination for several years.

On March 31, 2011 and April 12, 2011, purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against Cisco and certain of its officers and directors. The lawsuits were consolidated, and an amended consolidated complaint was filed on December 2, 2011. The consolidated action was purportedly brought on behalf of purchasers of Cisco's publicly traded securities between February 3, 2010 and May 11, 2011. Plaintiffs alleged that defendants made false and misleading statements, purported to assert claims for violations of the federal securities laws, and sought unspecified compensatory damages and other relief. On February 12, 2012, we filed a motion seeking to dismiss all claims in the amended complaint. On March 29, 2013, the Court granted our motion and dismissed the amended complaint, finding no facts or inferences to support the plaintiffs' allegations. Plaintiffs chose not to file an amended complaint and not to pursue an appeal. The Court dismissed the entire lawsuit with prejudice on April 29, 2013.

Beginning on April 8, 2011, a number of purported shareholder derivative lawsuits were filed in both the United States District Court for the Northern District of California and the California Superior Court for the County of Santa Clara against our Board of Directors and several of our officers. The federal lawsuits have been consolidated in the Northern District of California. Plaintiffs in both the federal and state derivative actions allege that the Board allowed certain officers to make allegedly false and misleading statements. The complaint includes claims for violation of the federal securities laws, breach of fiduciary duties, waste of corporate assets, unjust enrichment, and violations of the California Corporations Code. The complaint seeks compensatory damages, disgorgement, and other relief. In light of the United States District Court's dismissal of the purported shareholder class action noted above, the consolidated federal derivative action was dismissed on May 9, 2013, and the state derivative lawsuits were dismissed on May 16, 2013.

We were subject to patent claims asserted by VirnetX, Inc. on August 11, 2010 in the United States District Court for the Eastern District of Texas. VirnetX alleged that various of our products that implement a method for secure communication using virtual private networks infringe certain patents. VirnetX sought monetary damages. The trial on these claims began on March 4, 2013. On March 14, 2013, the jury entered a verdict finding that our accused products do not infringe any of VirnetX's patents asserted in the lawsuit. On April 3, 2013, VirnetX filed a motion seeking a new trial on the issue of infringement, which we have opposed. The Court held a hearing on VirnetX's motion for a new trial in June 2013 but has not issued a ruling.

We were subject to numerous patent, tort, and contract claims asserted by XpertUniverse on March 10, 2009 in the United States District Court for the District of Delaware. Shortly before trial, the Court dismissed on summary judgment all claims initially asserted by XpertUniverse except a claim for infringement of two XpertUniverse patents and a claim for fraud by concealment. XpertUniverse's remaining patent claims alleged that three Cisco products in the field of expertise location software infringed two XpertUniverse patents. XpertUniverse's fraud by concealment claim alleged that we did not disclose our decision not to admit XpertUniverse into a partner program. The trial on these remaining claims began on March 11, 2013. On March 22, 2013, the jury entered a verdict finding that two of our products infringed two of XpertUniverse's patents and awarded XpertUniverse damages of less than $35 thousand. The jury also found for XpertUniverse on its fraud by concealment claim and awarded damages of $70 million. We believe we have strong arguments to overturn the fraud damage award or to obtain a new trial. In May and June, 2013, we filed post-trial motions. The Court has not yet set a date for a hearing. If the Court does not grant our post-trial motions, we will pursue an appeal. While the ultimate outcome of the case may still result in a loss, we do not expect it to be material.

Cisco and a service provider customer were subject to patent claims asserted by TiVo, Inc. ("TiVo") on June 4, 2012 in the United States District Court for the Eastern District of Texas. TiVo alleged that our digital video recorders deployed by the service provider customer infringed certain of its patents. TiVo sought monetary damages and injunctive relief. The trial on these claims was scheduled to begin in March 2014. TiVo previously filed a similar patent lawsuit, which was scheduled for trial in June 2013, against the same service provider customer, accusing digital video recorders manufactured by one of our competitors. Beginning in late May 2013, prior to that trial, the parties to that case and Cisco conducted a mediation which resulted in a settlement and dismissal of all outstanding litigation between the parties. Under the terms of the settlement, in exchange for a single, lump sum monetary payment to TiVo by Cisco of $294 million, Cisco received a perpetual license to the patents-in-suit, Cisco and TiVo entered into a ten year cross license applicable to the video field, and Cisco and TiVo agreed not to sue one another for infringement of any other patents for a period of five years. In connection with the settlement, we recorded $172 million to cost of sales during the fourth quarter of fiscal 2013, with the remainder of the settlement recorded against the amounts previously reserved and as an intangible asset to be amortized over its estimated useful life.

In addition, we are subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows. For additional information regarding intellectual property litigation, see "Part I, Item 1A. Risk Factors-We may be found to infringe on intellectual property rights of others" herein.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

(a) Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. Information regarding the market prices of Cisco common stock as well as quarterly cash dividends declared on Cisco's common stock during fiscal 2013 and 2012 may be found in Supplementary Financial Data on page 121 of this report. There were 51,132 registered shareholders as of September 4, 2013.

(b) Not Applicable.

(c) Issuer Purchases of Equity Securities (in millions, except per-share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
April 28, 2013 to May 25, 2013	—	—	—	$4,254
May 26, 2013 to June 22, 2013	10	$24.38	10	$4,009
June 23, 2013 to July 27, 2013	37	$24.91	37	$3,094
Total	47	$24.80	47	

On September 13, 2001, we announced that our Board of Directors had authorized a stock repurchase program. As of July 27, 2013, our Board of Directors had authorized the repurchase of up to $82 billion of common stock under this program. During fiscal 2013, we repurchased and retired 128 million shares of our common stock at an average price of $21.63 per share for an aggregate purchase price of $2.8 billion. As of July 27, 2013, we had repurchased and retired 3.9 billion shares of our common stock at an average price of $20.40 per share for an aggregate purchase price of $78.9 billion since inception of the stock repurchase program, and the remaining authorized amount for stock repurchases under this program was $3.1 billion with no termination date.

For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of shares withheld to meet applicable tax withholding requirements. Although these withheld shares are not issued or considered common stock repurchases under our stock repurchase program and therefore are not included in the preceding table, they are treated as common stock repurchases in our financial statements as they reduce the number of shares that would have been issued upon vesting (see Note 13 to the Consolidated Financial Statements).

Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that Cisco specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The following graph shows a five-year comparison of the cumulative total shareholder return on Cisco common stock with the cumulative total returns of the S&P Information Technology Index and the S&P 500 Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) on July 25, 2008. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Comparison of 5-Year Cumulative Total Return Among Cisco Systems, Inc., the S&P Information Technology Index and the S&P 500 Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
July 2008
July 2009
July 2010
July 2011
July 2012
July 2013
Cisco Systems, Inc.
S&P 500
S&P Information Technology

	July 2008	July 2009	July 2010	July 2011	July 2012	July 2013
Cisco Systems, Inc.	$100.00	$97.55	$102.85	$ 71.72	$ 71.57	$119.81
S&P Information Technology	$100.00	$90.30	$102.69	$122.40	$138.38	$153.79
S&P 500	$100.00	$80.04	$ 91.11	$109.02	$118.97	$148.71

Item 6. Selected Financial Data

Five Years Ended July 27, 2013 (in millions, except per-share amounts)

Years Ended	July 27, 2013 [1]	July 28, 2012	July 30, 2011 [2]	July 31, 2010	July 25, 2009
Revenue	**$ 48,607**	$46,061	$43,218	$40,040	$36,117
Net income	**$ 9,983**	$ 8,041	$ 6,490	$ 7,767	$ 6,134
Net income per share—basic	**$ 1.87**	$ 1.50	$ 1.17	$ 1.36	$ 1.05
Net income per share—diluted	**$ 1.86**	$ 1.49	$ 1.17	$ 1.33	$ 1.05
Shares used in per-share calculation—basic	**5,329**	5,370	5,529	5,732	5,828
Shares used in per-share calculation—diluted	**5,380**	5,404	5,563	5,848	5,857
Cash dividends declared per common share	**$ 0.62**	$ 0.28	$ 0.12	$ —	$ —
Net cash provided by operating activities	**$ 12,894**	$11,491	$10,079	$10,173	$ 9,897
	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010	July 25, 2009
Cash and cash equivalents and investments	**$ 50,610**	$48,716	$44,585	$39,861	$35,001
Total assets	**$101,191**	$91,759	$87,095	$81,130	$68,128
Debt	**$ 16,211**	$16,328	$16,822	$15,284	$10,295
Deferred revenue	**$ 13,423**	$12,880	$12,207	$11,083	$ 9,393

(1) In the second quarter of fiscal 2013, the Internal Revenue Service (IRS) and Cisco settled all outstanding items related to its federal income tax returns for the fiscal years ended July 27, 2002 through July 28, 2007. As a result of the settlement, Cisco recorded a net tax benefit of $794 million. Also during the second quarter of fiscal 2013, the American Taxpayer Relief Act of 2012 reinstated the U.S. federal R&D tax credit, retroactive to January 1, 2012. As a result of the credit, Cisco recognized tax benefits of $184 million in fiscal 2013, of which $72 million related to fiscal 2012 R&D expenses.

(2) Net income for the year ended July 30, 2011 included restructuring and other charges of $694 million, net of tax. See Note 5 to the Consolidated Financial Statements.

No other factors materially affected the comparability of the information presented above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

OVERVIEW

We design, manufacture, and sell Internet Protocol (IP) based networking and other products related to the communications and information technology (IT) industry and provide services associated with these products and their use. We provide a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world. Our products are designed to transform how people connect, communicate, and collaborate. Our products are utilized at enterprise businesses, public institutions, telecommunications companies and other service providers, commercial businesses, and personal residences.

A summary of our results is as follows (in millions, except percentages and per-share amounts):

	Three Months Ended			Fiscal Year Ended		
	July 27, 2013	July 28, 2012	Variance	**July 27, 2013**	July 28, 2012	Variance
Revenue	**$12,417**	$11,690	6.2%	**$48,607**	$46,061	5.5%
Gross margin percentage	**59.2%**	60.6%	(1.4)pts	**60.6%**	61.2%	(0.6)pts
Research and development	**$ 1,517**	$ 1,416	7.1%	**$ 5,942**	$ 5,488	8.3%
Sales and marketing	**$ 2,360**	$ 2,417	(2.4)%	**$ 9,538**	$ 9,647	(1.1)%
General and administrative	**$ 590**	$ 711	(17.0)%	**$ 2,264**	$ 2,322	(2.5)%
Total R&D, sales and marketing, general and administrative	**$ 4,467**	$ 4,544	(1.7)%	**$17,744**	$17,457	1.6%
Total as a percentage of revenue	**36.0%**	38.9%	(2.9)pts	**36.5%**	37.9%	(1.4)pts
Amortization of purchased intangible assets	**$ 66**	$ 91	(27.5)%	**$ 395**	$ 383	3.1%
Restructuring and other charges	**$ —**	$ 79	(100.0)%	**$ 105**	$ 304	(65.5)%
Operating income as a percentage of revenue	**22.7%**	20.3%	2.4pts	**23.0%**	21.9%	1.1pts
Income tax percentage	**20.9%**	19.7%	1.2pts	**11.1%**	20.8%	(9.7)pts
Net income	**$ 2,270**	$ 1,917	18.4%	**$ 9,983**	$ 8,041	24.2%
Net income as a percentage of revenue	**18.3%**	16.4%	1.9pts	**20.5%**	17.5%	3.0pts
Earnings per share—diluted	**$ 0.42**	$ 0.36	16.7%	**$ 1.86**	$ 1.49	24.8%

Fiscal 2013 Compared with Fiscal 2012—Financial Performance

Revenue increased 6%, with product revenue increasing 5% and service revenue increasing 9%. Total gross margin decreased by 0.6 percentage points. Various items such as higher amortization of purchased intangible assets and the TiVo patent litigation settlement in the fourth quarter of fiscal 2013 contributed to the product gross margin percentage decline. As a percentage of revenue, research and development, sales and marketing, and general and administrative expenses collectively declined by 1.4 percentage points, primarily due to lower sales and marketing expenses and lower general and administrative expenses. General and administrative expenses were lower due primarily to the absence in the current fiscal year of impairment charges on real estate held for sale. Operating income as a percentage of revenue increased by 1.1 percentage points, primarily as a result of an increase in revenue, lower restructuring charges, and our continuing focus on expense management. Diluted earnings per share increased by 25% from the prior year, a result of both a 24% increase in net income and also, to a lesser degree, from a slight decline of 24 million shares in our diluted share count. A significant driver of the increase in net income in fiscal 2013 was our realization of additional tax benefits of $1.0 billion, primarily related to a tax settlement with the IRS and the reinstatement of the U.S. federal R&D tax credit.

Fiscal 2013 Compared with Fiscal 2012—Business Summary

Our solid fiscal 2013 performance reflects our continued execution on our financial strategy to deliver profitable growth to maximize shareholder value for the long term. In what continues to be a challenging and inconsistent global macroeconomic environment, we grew profits faster than revenue, with revenue increasing by 6%, while net income increased by 24%.

In fiscal 2013, revenue increased by $2.5 billion. The Americas contributed $2.1 billion of the increase, led by higher sales in the United States. APJC contributed $0.3 billion to the revenue increase, led by strong sales growth in India. EMEA added $0.1 billion to the revenue increase in fiscal 2013. Both our product and service categories experienced revenue growth across each of our geographic segments. We encountered certain challenges from a geographic perspective, including those related to macroeconomic challenges in much of Europe. We also faced some macroeconomic challenges in APJC, particularly in the fourth quarter of fiscal 2013, which most notably involved China and Japan. Partially offsetting these challenges was solid revenue growth in fiscal 2013 in certain emerging countries such as Mexico within the Americas, India within APJC, and Russia within EMEA.

From a customer markets standpoint, in fiscal 2013 we had solid revenue growth in the commercial market, as well as growth in the service provider market, due in large part to the acquisition of NDS. The enterprise and public sector customer markets experienced slight declines in revenue in fiscal 2013 as compared with fiscal 2012. Global public sector spending was a challenge for us in fiscal 2013, particularly in the Americas, attributable in part to lower U.S. public sector spending during parts of fiscal 2013 as compared with fiscal 2012.

In fiscal 2013, product revenue increased by $1.7 billion, while service revenue increased by $0.8 billion. The product revenue increase was driven by the following: an increase of $1.0 billion from Service Provider Video products, driven primarily by the acquisition of NDS at the beginning of fiscal 2013; an increase of $0.8 billion from Data Center products, due to continued strong customer demand; and an increase of $0.5 billion from Wireless products, due to continued demand for these solutions. These product revenue increases, along with the service revenue contribution, reflect, in our view, the success we are experiencing with our technology architectures and our ability to deliver customer solutions, particularly in both the enterprise and service provider data center and cloud environments. Overall, our product revenue from our core product areas was flat as an increase in revenue from our Switching products was offset by a decrease in revenue from our NGN Routing products.

We achieved solid and profitable growth in fiscal 2013, and did so in a challenging and inconsistent global macroeconomic environment. This included, in particular, weakness in the European economy, lower global public sector spending, and a conservative approach to IT-related capital spending by customers. Notwithstanding improvements we saw in some of these areas during the latter part of fiscal 2013, our business in fiscal 2014 may continue to be impacted by these challenges, as well as other macroeconomic challenges including weakness in certain emerging countries, such as China.

In order to invest more significantly in our growth opportunity areas of our portfolio including cloud, Data Center, mobility, services, software and security, we will rebalance our resources in fiscal 2014. As a result, we have announced a workforce reduction plan that will impact approximately 4,000 employees or 5% of our global workforce. We expect that these actions will position Cisco to invest in these growth opportunities as our business continues to evolve and to drive operational efficiencies.

Fourth Quarter Snapshot

For the fourth quarter of fiscal 2013, as compared with the corresponding period in fiscal 2012, revenue increased by 6%, with both product and service revenue increasing by 6%. With regard to our geographic segment performance, on a year-over-year basis, revenue increased by 7% in the Americas, increased by 12% in EMEA, and decreased by 3% in APJC. Total gross margin decreased by 1.4 percentage points, primarily as a result of the TiVo patent litigation settlement. As a percentage of revenue, research and development, sales and marketing, and general and administrative expenses collectively declined by 2.9 percentage points, primarily due to lower general and administrative expenses. For the fourth quarter of fiscal 2012, general and administrative expenses included $202 million of real estate charges, primarily related to impairment charges on real estate held for sale. Operating income as a percentage of revenue increased by 2.4 percentage points, primarily as a result of lower general and administrative expenses, lower restructuring and other charges, and also the impact of our revenue increase. Diluted earnings per share increased by 17% from the prior year period, primarily as a result of an 18% increase in net income.

Strategy and Focus Areas

Our focus continues to be on our five foundational priorities:

- Leadership in our core business (routing, switching, and associated services) which includes comprehensive security and mobility solutions
- Collaboration
- Data center virtualization and cloud
- Video
- Architectures for business transformation

We believe that focusing on these priorities best positions us to continue to expand our share of our customers' information technology spending. For a full discussion of our strategy and focus areas, see Item 1. Business.

Other Key Financial Measures

The following is a summary of our other key financial measures for fiscal 2013 compared with fiscal 2012 (in millions, except days sales outstanding in accounts receivable (DSO) and annualized inventory turns):

	Fiscal 2013	Fiscal 2012
Cash and cash equivalents and investments	**$50,610**	$48,716
Cash provided by operating activities	**$12,894**	$11,491
Deferred revenue	**$13,423**	$12,880
Repurchases of common stock—stock repurchase program	**$ 2,773**	$ 4,360
Dividends	**$ 3,310**	$ 1,501
DSO	**40 days**	34 days
Inventories	**$ 1,476**	$ 1,663
Annualized inventory turns	**13.8**	11.7

Our product backlog at the end of fiscal 2013 was $4.9 billion, or 10% of fiscal 2013 total revenue, compared with $5.0 billion at the end of fiscal 2012, or 11% of fiscal 2012 total revenue.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met:

- *Persuasive evidence of an arrangement exists.* Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement.
- *Delivery has occurred.* Shipping documents and customer acceptance, when applicable, are used to verify delivery.
- *The fee is fixed or determinable.* We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.
- *Collectibility is reasonably assured.* We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the unit of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met.

The amount of product and service revenue recognized in a given period is affected by our judgment as to whether an arrangement includes multiple deliverables and, if so, our valuation of the units of accounting for multiple deliverables. According to the accounting guidance prescribed in Accounting Standards Codification (ASC) 605, *Revenue Recognition*, we use vendor-specific objective evidence of selling price (VSOE) for each of those units, when available. We determine VSOE based on our normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the historical standalone transactions have the selling prices for a product or service fall within a reasonably narrow pricing range, generally evidenced by approximately 80% of such historical standalone transactions falling within plus or minus 15% of the median rates. When VSOE does not exist, we apply the selling price hierarchy to applicable multiple-deliverable arrangements. Under the selling price hierarchy, third-party evidence of selling price (TPE) will be considered if VSOE does not exist, and estimated selling price (ESP) will be used if neither VSOE nor TPE is available. Generally, we are not able to determine TPE because our go-to-market strategy differs from that of others in our markets, and the extent of our proprietary technology varies among comparable products or services from those of our peers. In determining ESP, we apply significant judgment as we weigh a variety of factors, based on the facts and circumstances of the arrangement. We typically arrive at an ESP for a product or service that is not sold separately by considering company-specific factors such as geographies, competitive landscape, internal costs, profitability objectives, pricing practices used to establish bundled pricing, and existing portfolio pricing and discounting.

Some of our sales arrangements have multiple deliverables containing software and related software support components. Such sales arrangements are subject to the accounting guidance in ASC 985-605, *Software-Revenue Recognition*.

As our business and offerings evolve over time, our pricing practices may be required to be modified accordingly, which could result in changes in selling prices, including both VSOE and ESP, in subsequent periods. There were no material impacts during fiscal 2013, nor do we currently expect a material impact in the next 12 months on our revenue recognition due to any changes in our VSOE, TPE, or ESP.

Revenue deferrals relate to the timing of revenue recognition for specific transactions based on financing arrangements, service, support, and other factors. Financing arrangements may include sales-type, direct-financing, and operating leases, loans, and guarantees of third-party financing. Our deferred revenue for products was $4.0 billion and $3.7 billion as of July 27, 2013 and July 28, 2012, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which typically is from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our deferred revenue for services was $9.4 billion and $9.2 billion as of July 27, 2013 and July 28, 2012, respectively.

We make sales to distributors which we refer to as two-tier systems of sales to the end customer. Revenue from distributors is recognized based on a sell-through method using information provided by them. Our distributors participate in various cooperative marketing and other programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by our distributors under these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Allowances for Receivables and Sales Returns

The allowances for receivables were as follows (in millions, except percentages):

	July 27, 2013	July 28, 2012
Allowance for doubtful accounts	**$228**	$207
Percentage of gross accounts receivable	**4.0%**	4.5%
Allowance for credit loss—lease receivables	**$238**	$247
Percentage of gross lease receivables	**6.3%**	7.2%
Allowance for credit loss—loan receivables	**$ 86**	$122
Percentage of gross loan receivables	**5.2%**	6.8%

The allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. We regularly review the adequacy of these allowances by considering internal factors such as historical experience, credit quality and age of the receivable balances, as well as external factors such as economic conditions that may affect a customer's ability to pay and expected default frequency rates, which are published by major third-party credit-rating agencies and are generally updated on a quarterly basis. We also consider the concentration of receivables outstanding with a particular customer in assessing the adequacy of our allowances for doubtful accounts. If a major customer's creditworthiness deteriorates, if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our operating results.

The allowance for credit loss on financing receivables is also based on the assessment of collectibility of customer accounts. We regularly review the adequacy of the credit allowances determined either on an individual or a collective basis. When evaluating the financing receivables on an individual basis, we consider historical experience, credit quality and age of receivable balances, and economic conditions that may affect a customer's ability to pay. When evaluating financing receivables on a collective basis, we use expected default frequency rates published by a major third-party credit-rating agency as well as our own historical loss rate in the event of default, while also systematically giving effect to economic conditions, concentration of risk and correlation. Determining expected default frequency rates and loss factors associated with internal credit risk ratings, as well as assessing factors such as economic conditions, concentration of risk, and correlation, are complex and subjective. Our ongoing consideration of all these factors could result in an increase in our allowance for credit loss in the future, which could adversely affect our operating results.

Both accounts receivable and financing receivables are charged off at the point when they are considered uncollectible.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 27, 2013 and July 28, 2012 was $119 million and $129 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Our inventory balance was $1.5 billion and $1.7 billion as of July 27, 2013 and July 28, 2012, respectively. Inventory is written down based on excess and obsolete inventories, determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

We record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 27, 2013, the liability for these purchase commitments was $172 million, compared with $193 million as of July 28, 2012, and was included in other current liabilities.

Our provision for inventory was $114 million, $115 million, and $196 million for fiscal 2013, 2012, and 2011, respectively. The provision for the liability related to purchase commitments with contract manufacturers and suppliers was $106 million, $151 million, and $114 million in fiscal 2013, 2012, and 2011, respectively. The decrease in our provision for the liability related to purchase commitments with contract manufacturers and suppliers for fiscal 2013 was primarily due to the increase in demand for our products resulting in lower inventory levels with our contract manufacturers during fiscal 2013. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs, and our liability for purchase commitments with contract manufacturers and suppliers, and accordingly our profitability, could be adversely affected. We regularly evaluate our exposure for inventory write-downs and the adequacy of our liability for purchase commitments. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence, particularly in light of current macroeconomic uncertainties and conditions and the resulting potential for changes in future demand forecast.

Warranty Costs

The liability for product warranties, included in other current liabilities, was $431 million as of July 27, 2013, compared with $415 million as of July 28, 2012. See Note 12 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued during fiscal 2013, 2012, and 2011 was $664 million, $661 million, and $456 million, respectively. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our profitability could be adversely affected.

Share-Based Compensation Expense

Share-based compensation expense is presented as follows (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Share-based compensation expense	**$1,120**	$1,401	$1,620

Restricted stock units are valued using the market value of our common stock on the date of grant, discounted for the present value of expected dividends. Restricted stock unit awards with market-based conditions are valued using a Monte Carlo simulation. See Note 14 to the Consolidated Financial Statements.

The determination of the fair value of employee stock options and employee stock purchase rights on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. For employee stock options and employee stock purchase rights, these variables include, but are not limited to, the expected stock price volatility over the term of the awards, the risk-free interest rate, and expected dividends as of the grant date. For employee stock options, we historically have used the implied volatility for two-year traded options on our stock as the expected volatility assumption required in the lattice-binomial model. For employee stock purchase rights, we used the implied volatility for traded options (with lives corresponding to the expected life of the employee stock purchase rights) on our stock. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The valuation of employee stock options (granted in prior fiscal years, but for which expense was recognized during the fiscal years presented) is also impacted by kurtosis and skewness, which are technical measures of the distribution of stock price returns and the actual and projected employee stock option exercise behaviors.

Because share-based compensation expense is based on awards ultimately expected to vest, it has been reduced for forfeitures. If factors change and we employ different assumptions in the application of our option-pricing model in future periods or if we experience different forfeiture rates, the compensation expense that is derived may differ significantly from what we have recorded in the current year.

Fair Value Measurements

Our fixed income and publicly traded equity securities, collectively, are reflected in the Consolidated Balance Sheets at a fair value of $42.7 billion as of July 27, 2013, compared with $38.9 billion as of July 28, 2012. Our fixed income investment portfolio, as of July 27, 2013, consisted primarily of high quality investment-grade securities. See Note 8 to the Consolidated Financial Statements.

As described more fully in Note 2 to the Consolidated Financial Statements, a valuation hierarchy is based on the level of independent, objective evidence available regarding the value of the investments. It encompasses three classes of investments: Level 1 consists of securities for which there are quoted prices in active markets for identical securities; Level 2 consists of securities for which observable inputs other than Level 1 inputs are used, such as quoted prices for similar securities in active markets or quoted prices for identical securities in less active markets and model-derived valuations for which the variables are derived from, or corroborated by, observable market data; and Level 3 consists of securities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value.

Our Level 2 securities are valued using quoted market prices for similar instruments or nonbinding market prices that are corroborated by observable market data. We use inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from independent pricing vendors, quoted market prices, or other sources to determine the ultimate fair value of our assets and liabilities. We use such pricing data as the primary input, to which we have not made any material adjustments during fiscal 2013 and 2012, to make our assessments and determinations as to the ultimate valuation of our investment portfolio. We are ultimately responsible for the financial statements and underlying estimates.

The inputs and fair value are reviewed for reasonableness, may be further validated by comparison to publicly available information, and could be adjusted based on market indices or other information that management deems material to its estimate of fair value. The assessment of fair value can be difficult and subjective. However, given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market prices for similar or identical assets, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of July 27, 2013. We had no Level 3 investments in our total portfolio as of July 27, 2013.

Other-than-Temporary Impairments

We recognize an impairment charge when the declines in the fair values of our fixed income or publicly traded equity securities below their cost basis are judged to be other than temporary. The ultimate value realized on these securities, to the extent unhedged, is subject to market price volatility until they are sold.

If the fair value of a debt security is less than its amortized cost, we assess whether the impairment is other than temporary. An impairment is considered other than temporary if (i) we have the intent to sell the security, (ii) it is more likely than not that we will be required to sell the security before recovery of its entire amortized cost basis, or (iii) we do not expect to recover the entire amortized cost of the security. If an impairment is considered other than temporary based on (i) or (ii) described in the prior sentence, the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit loss, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income (OCI). In estimating the amount and timing of cash flows expected to be collected, we consider all available information, including past events, current conditions, the remaining payment terms of the security, the financial condition of the issuer, expected defaults, and the value of underlying collateral.

For publicly traded equity securities, we consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Impairment charges on our investments in publicly traded equity securities were not material in fiscal 2013, 2012, and 2011. There were no impairment charges on investments in fixed income securities in fiscal 2013, 2012, and 2011. Our ongoing consideration of all the factors described previously could result in additional impairment charges in the future, which could adversely affect our net income.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 27, 2013, our investments in privately held companies were $833 million, compared with $858 million as of July 28, 2012, and were included in other assets. We monitor these investments for events or circumstances indicative of potential impairment and will make appropriate reductions in carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $33 million, $23 million, and $10 million in fiscal 2013, 2012, and 2011, respectively.

Goodwill and Purchased Intangible Asset Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any noncontrolling interest in the acquired company over the fair value of net assets acquired, including contingent consideration. We perform goodwill impairment tests on an annual basis in the fourth fiscal quarter and between annual tests in certain circumstances for each reporting unit. The assessment of fair value for goodwill and purchased intangible assets is based on factors that market participants would use in an orderly transaction in accordance with the new accounting guidance for the fair value measurement of nonfinancial assets.

The goodwill recorded in the Consolidated Balance Sheets as of July 27, 2013 and July 28, 2012 was $21.9 billion and $17.0 billion, respectively. The increase in goodwill for fiscal 2013 was due in large part to our acquisitions of NDS and Meraki. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill resulting from our annual impairment testing in fiscal 2013, 2012, and 2011. For the annual impairment testing in fiscal 2013, the excess of the fair value over the carrying value for each of our reporting units was $38.7 billion for the Americas, $15.5 billion for EMEA, and $17.8 billion for APJC. We performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit as of July 27, 2013 would not result in an impairment of goodwill for any reporting unit.

We make judgments about the recoverability of purchased intangible assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of purchased intangible assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. We review indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of indefinite-lived intangible assets is measured by comparing the carrying amount of the asset to the future discounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our purchased intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. There was no impairment charge related to purchased intangible assets during fiscal 2013. Our impairment charges related to purchased intangible assets were $12 million and $164 million during fiscal 2012 and 2011, respectively. Our ongoing consideration of all the factors described previously could result in additional impairment charges in the future, which could adversely affect our net income.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rate, primarily due to the tax impact of state taxes, foreign operations, R&D tax credits, domestic manufacturing deductions, tax audit settlements, nondeductible compensation, international realignments, and transfer pricing adjustments. Our effective tax rate was 11.1%, 20.8%, and 17.1% in fiscal 2013, 2012, and 2011, respectively.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit or domestic manufacturing deduction laws; by expiration of or lapses in tax incentives; by transfer pricing adjustments, including the effect of acquisitions on our intercompany R&D cost-sharing arrangement and legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations, including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

RESULTS OF OPERATIONS

Revenue

The following table presents the breakdown of revenue between product and service (in millions, except percentages):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Revenue:								
Product	**$38,029**	$36,326	$1,703	4.7%	$36,326	$34,526	$1,800	5.2%
Percentage of revenue	***78.2%***	*78.9%*			*78.9%*	*79.9%*		
Service	**10,578**	9,735	843	8.7%	9,735	8,692	1,043	12.0%
Percentage of revenue	***21.8%***	*21.1%*			*21.1%*	*20.1%*		
Total	**$48,607**	$46,061	$2,546	5.5%	$46,061	$43,218	$2,843	6.6%

We manage our business primarily on a geographic basis, organized into three geographic segments. Our revenue, which includes product and service, for each segment is summarized in the following table (in millions, except percentages):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Revenue:								
Americas	**$28,639**	$26,501	$2,138	8.1%	$26,501	$25,015	$1,486	5.9%
Percentage of revenue	***58.9%***	*57.5%*			*57.5%*	*57.9%*		
EMEA	**12,210**	12,075	135	1.1%	12,075	11,604	471	4.1%
Percentage of revenue	***25.1%***	*26.2%*			*26.2%*	*26.8%*		
APJC	**7,758**	7,485	273	3.6%	7,485	6,599	886	13.4%
Percentage of revenue	***16.0%***	*16.3%*			*16.3%*	*15.3%*		
Total	**$48,607**	$46,061	$2,546	5.5%	$46,061	$43,218	$2,843	6.6%

Fiscal 2013 Compared with Fiscal 2012

For fiscal 2013, as compared with fiscal 2012, total revenue increased by 6%. Within total revenue growth, product revenue increased by 5%, while service revenue increased by 9%. Our product and service revenue totals reflect revenue growth across each of our geographic segments. The revenue increase was primarily due to the following: the solid performance of our Service offerings, our acquisition of NDS at the beginning of fiscal 2013, and increased demand for our Data Center and Wireless products.

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on revenue has not been material because our revenue is primarily denominated in U.S. dollars. However, if the U.S. dollar strengthens relative to other currencies, such strengthening could have an indirect effect on our revenue to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker U.S. dollar could have the opposite effect. However, the precise indirect effect of currency fluctuations is difficult to measure or predict because our revenue is influenced by many factors in addition to the impact of such currency fluctuations.

In addition to the impact of macroeconomic factors, including a reduced IT spending environment and budget-driven reductions in spending by government entities, revenue by segment in a particular period may be significantly impacted by several factors related to revenue recognition, including the complexity of transactions such as multiple-element arrangements; the mix of financing arrangements provided to our channel partners and customers; and final acceptance of the product, system, or solution, among other factors. In addition, certain customers tend to make large and sporadic purchases, and the revenue related to these transactions may also be affected by the timing of revenue recognition, which in turn would impact the revenue of the relevant segment. As has been the case in certain of our emerging countries from time to time, customers require greater levels of financing arrangements, service, and support, and these activities may occur in future periods, which may also impact the timing of the recognition of revenue.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, total revenue increased by 7%. Within total revenue growth, product revenue increased by 5%, while service revenue increased by 12%. Our product and service revenue totals reflected revenue growth across each of our geographic segments. The revenue increase was primarily due to the following: the strong performance of our Service offerings; new product transitions taking place in Switching; and increased demand for our Data Center, Service Provider Video, and Wireless products.

Product Revenue by Segment

The following table presents the breakdown of product revenue by segment (in millions, except percentages):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Product revenue:								
Americas	**$21,653**	$20,168	$1,485	7.4%	$20,168	$19,292	$ 876	4.5%
Percentage of product revenue	***57.0%***	*55.5%*			*55.5%*	*55.9%*		
EMEA	**10,049**	10,024	25	0.2%	10,024	9,788	236	2.4%
Percentage of product revenue	***26.4%***	*27.6%*			*27.6%*	*28.3%*		
APJC	**6,327**	6,134	193	3.1%	6,134	5,446	688	12.6%
Percentage of product revenue	***16.6%***	*16.9%*			*16.9%*	*15.8%*		
Total	**$38,029**	$36,326	$1,703	4.7%	$36,326	$34,526	$1,800	5.2%

Americas

Fiscal 2013 Compared with Fiscal 2012

For fiscal 2013, as compared with fiscal 2012, product revenue in the Americas segment increased by 7%. The increase in product revenue was across most of our customer markets in the Americas segment, led by solid growth in the service provider and commercial markets and, to a lesser degree, growth in the enterprise market. The growth in product revenue in the service provider market was due in large part to our acquisition of NDS at the beginning of fiscal 2013. Within the Americas segment, we experienced a product revenue decline in the public sector market, driven by lower sales to the public sector in the United States. From a country perspective, product revenue increased by 9% in the United States, 13% in Brazil, and 7% in Mexico. During the fourth quarter of fiscal 2013, we experienced some weakness in our business momentum in certain countries within Latin America.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, product revenue in the Americas segment increased by 5%. The increase in product revenue was across most of our customer markets in the Americas segment, led by growth in the enterprise, service provider and commercial markets. We experienced a product revenue decline in the public sector market for the fiscal year. Within the Americas segment, product revenue to the U.S. public sector was flat, as lower product revenue to the U.S. federal government was offset by higher product revenue to state and local government. From a country perspective, product revenue increased by 4% in the United States, 10% in Canada, 21% in Mexico, and 14% in Brazil.

EMEA

Fiscal 2013 Compared with Fiscal 2012

In fiscal 2013, we experienced a continuation of many of the macroeconomic challenges we faced in EMEA in fiscal 2012. While we did see some improvements in most of the European economy as the fiscal year progressed, we continued to see weakness in southern Europe throughout fiscal 2013. For fiscal 2013, as compared with fiscal 2012, product revenue in the EMEA segment was flat, as growth in the commercial, service provider and public sector markets was offset by a decline in the enterprise market. The growth in product revenue in the service provider market was due to our acquisition of NDS at the beginning of fiscal 2013. From a country perspective, product revenue increased by 1% in the United Kingdom, 11% in Russia, 4% in Switzerland, and 3% in Spain. These increases were offset by product revenue declines of 3% in each of Germany and France and 13% in the Netherlands. Product revenue for Italy was flat year over year.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, product revenue in the EMEA segment increased by 2%. The increase was across most of our customer markets in the EMEA segment, led by growth in the commercial, enterprise and public sector markets. We experienced a slight decline in product revenue in the service provider customer market during the fiscal year driven by lower revenue from this customer market in several of the large countries in the region. From a country perspective, product revenue increased by 11% in the United Kingdom, 15% in Russia, and 9% in the Netherlands. These increases were partially offset by product revenue declines of 23% in Italy, 21% in Spain, 2% in Germany, and 1% in France.

We believe that the slower growth we experienced in EMEA was a result of weak macroeconomic conditions attributable in large part to the austerity measures taking place in parts of the region. In particular, we experienced weakness in this segment during the second half of fiscal 2012, with a year-over-year decline in product revenue in this segment during the fourth quarter.

APJC

Fiscal 2013 Compared with Fiscal 2012

For fiscal 2013, as compared with fiscal 2012, product revenue in the APJC segment increased by 3%. We experienced solid product revenue growth in the commercial and service provider markets and, to a lesser degree, in the public sector market. The growth in product revenue in the service provider market was due primarily to our acquisition of NDS at the beginning of fiscal 2013. From a country perspective, product revenue increased by 3% in Australia, 34% in India, and 10% in South Korea. These increases were partially offset by product revenue declines of 5% in China and 7% in Japan, reflecting certain challenges that we faced in these countries during portions of fiscal 2013, most notably in the fourth quarter of fiscal 2013.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, product revenue in the APJC segment increased by 13%. The increase was led by strong product revenue growth in the service provider market, and to a lesser degree, in the commercial, enterprise and public sector markets. From a country perspective, product revenue increased by 27% in Japan, 17% in China, and 12% in Australia. We experienced a year-over-year product revenue decline of 19% in South Korea, and 4% in India. Our revenue decline in India was due to ongoing business momentum challenges in the public sector customer market.

Product Revenue by Groups of Similar Products

In addition to the primary view on a geographic basis, we also prepare financial information related to groups of similar products and customer markets for various purposes. Our product categories consist of the following categories (with subcategories in parentheses): Switching (fixed switching, modular switching, and storage); NGN Routing (high-end routers, mid-range and low-end routers, and other NGN Routing products); Service Provider Video (connected devices, video software and solutions, cable access and NDS); Collaboration (unified communications and Cisco TelePresence); Wireless; Data Center; Security; and Other Products. The Other Products category consists primarily of emerging technology products and other networking products.

The following table presents revenue for groups of similar products (in millions, except percentages):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Product revenue:								
Switching	**$14,741**	$14,589	$ 152	1.0%	$14,589	$14,177	$ 412	2.9%
Percentage of product revenue	***38.8%***	*40.1%*			*40.1%*	*41.1%*		
NGN Routing	**8,230**	8,382	(152)	(1.8)%	8,382	8,186	196	2.4%
Percentage of product revenue	***21.6%***	*23.1%*			*23.1%*	*23.7%*		
Service Provider Video	**4,852**	3,861	991	25.7%	3,861	3,515	346	9.8%
Percentage of product revenue	***12.8%***	*10.6%*			*10.6%*	*10.2%*		
Collaboration	**3,956**	4,193	(237)	(5.7)%	4,193	4,072	121	3.0%
Percentage of product revenue	***10.4%***	*11.5%*			*11.5%*	*11.8%*		
Wireless	**2,166**	1,659	507	30.6%	1,659	1,400	259	18.5%
Percentage of product revenue	***5.7%***	*4.6%*			*4.6%*	*4.1%*		
Data Center	**2,073**	1,298	775	59.7%	1,298	696	602	86.5%
Percentage of product revenue	***5.5%***	*3.6%*			*3.6%*	*2.0%*		
Security	**1,347**	1,341	6	0.4%	1,341	1,191	150	12.6%
Percentage of product revenue	***3.5%***	*3.7%*			*3.7%*	*3.4%*		
Other	**664**	1,003	(339)	(33.8)%	1,003	1,289	(286)	(22.2)%
Percentage of product revenue	***1.7%***	*2.8%*			*2.8%*	*3.7%*		
Total	**$38,029**	$36,326	$1,703	4.7%	$36,326	$34,526	$1,800	5.2%

Switching

Fiscal 2013 Compared with Fiscal 2012

Product revenue in our Switching category increased by 1%, or $152 million, as higher sales of LAN fixed-configuration switches were partially offset by lower sales of modular switches and storage products. Sales of LAN fixed-configuration switches increased by 4%, or $366 million, while sales of modular switches decreased by 1%, or approximately $76 million. The increase in sales of LAN fixed-configuration switches was primarily due to higher sales of Cisco Nexus Series Switches, partially offset by sales declines in certain of our Cisco Catalyst product families. Sales of modular switches decreased due to lower sales of Cisco Catalyst 6500 Series Switches, partially offset by higher sales in Cisco Nexus 7000 Series Switches. Product revenue in the Switching category was also negatively impacted by a 24% decrease in sales of storage products.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, product revenue in our Switching category increased by 3%, or $412 million. The increase was primarily due to growth from transitioning products taking place in our Switching product portfolio. The impact of competitive pressures moderated growth, primarily in the first and fourth quarters of fiscal 2012. Within our Switching product category, higher sales of LAN fixed-configuration switches and storage products were partially offset by lower sales of modular switches. Sales of LAN fixed-configuration switches increased by 11%, or $819 million, while sales of modular switches decreased by 8%, or approximately $468 million. The increase in sales of LAN fixed-configuration switches was primarily due to increased sales of Cisco Catalyst 2960 Series Switches, Cisco Nexus 2000 and 5000 Series Switches, and the Cisco Catalyst 3750 Series Switches, partially offset by decreased sales of Cisco Catalyst 3560 Series Switches. Product revenue in our Switching category was positively impacted by a 12% increase in sales of storage products, primarily stemming from strong growth in the first and fourth quarters of fiscal 2012. Sales of modular switches decreased primarily due to lower sales of Cisco Catalyst 6500 and 4500 Series Switches, partially offset by increased sales of Cisco Nexus 7000 Series Switches.

NGN Routing

Fiscal 2013 Compared with Fiscal 2012

Sales in our NGN Routing product category decreased by 2%, or $152 million, driven by a 3%, or $142 million, decrease in sales of high-end router products and an 8%, or $58 million, decrease in sales of other NGN Routing products. These decreases were partially offset by a 2%, or $47 million, increase in sales of our midrange and low-end router products. Within the high-end router product category, we experienced lower sales of our Cisco CRS-1 and CRS-3 Carrier Routing System products and our legacy high-end router products, partially offset by continued adoption of our Cisco Aggregation Services Routers (ASR) products. Higher sales in our midrange and low-end router products were driven by the continued adoption of our Cisco Integrated Services Routers (ISR) platform. The decline in sales of other NGN Routing products was due to decreased sales of certain other routing and optical networking products.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, product revenue in our NGN Routing product category increased by 2%, or $196 million. The increase in sales of our NGN Routing product category was driven by a 7%, or $332 million, increase in sales of high-end router products, partially offset by a 3%, or $87 million, decline in sales of our midrange and low-end router products. Within the high-end router products category, the increase was driven by higher sales of Cisco CRS-3 Carrier Routing System products and higher sales of the Cisco ASR 9000, 5000, and 1000 family of products. These increases were partially offset by lower sales of Cisco 7600 and 12000 Series Routers. Within the midrange and low-end router products category, the decrease was related to the product transition taking place within our Cisco ISR products, as the sales decline in our older generation products had a greater impact than the growth experienced with our Cisco ISR 1900, ISR 2900, and ISR 3900 router products in this category. Sales of other NGN Routing products decreased by 6%, compared with fiscal 2011, primarily due to decreased sales of other routing and optical networking products.

Service Provider Video

Fiscal 2013 Compared with Fiscal 2012

Our Service Provider Video products category grew by 26%, or $991 million, due primarily to the acquisition of NDS at the beginning of fiscal 2013. Higher revenue from our connected devices and higher revenue from our video software and solutions also contributed to the increase. The increase in sales of connected devices products was primarily due to increased sales of cable set-top boxes.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales of Service Provider Video products increased by 10%, or $346 million, due to growth in our service provider customer market from increased sales of set-top boxes worldwide. Sales in connected devices increased by 19%, or $408 million, sales in video software and solutions increased by 18%, or $39 million, while sales in cable access decreased by 9%, or $100 million.

Collaboration

Fiscal 2013 Compared with Fiscal 2012

Our Collaboration product category continues to shift its focus to recurring revenue streams driven by SaaS offerings. Overall, sales of Collaboration products decreased by 6%, or $237 million, primarily due to a decline in sales of Cisco TelePresence Systems and, to a lesser degree, a decline in sales of Unified Communications products. Lower public sector spending in the United States, as well as demand weakness in Europe, were significant drivers of the decline in sales of Cisco TelePresence Systems. We also experienced a decline in sales of Unified Communications products, which was due primarily to lower sales of Unified

Communications infrastructure products as a result of our sales emphasis on shifting towards products with recurring revenue streams.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales of Collaboration products increased by 3%, or $121 million. The increase was due to a 5% increase in sales of unified communications products, primarily IP phones and collaborative web-based offerings, partially offset by a 1% decrease in sales of Cisco TelePresence systems. Challenges in both the public sector and demand weakness in Europe, along with our execution challenges related to our sales coverage model, contributed to the decrease in sales of Cisco TelePresence systems in fiscal 2012.

Wireless

Fiscal 2013 Compared with Fiscal 2012

Sales of Wireless products increased by 31%, or $507 million. This increase reflects the continued customer adoption of and migration to the unified access architecture of the Cisco Unified Wireless Network, and also reflects increased sales of new products in this category as well as sales of products related to our acquisition of Meraki.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales of Wireless products increased by 19%, or $259 million. These increases reflect the continued customer adoption of our wireless architecture and new product performance.

Data Center

Fiscal 2013 Compared with Fiscal 2012

We experienced strong growth in our Data Center product category, which grew by 60%, or $775 million, with strong sales growth of our Cisco Unified Computing System products across all geographic segments and customer markets. The increase was due in large part to the continued momentum we are experiencing with our products for both data center and cloud environments, as current customers increase their data center build-outs and as new customers deploy these offerings.

To the extent our data center business grows and further penetrates the market, we expect that, in comparison to what we experienced during the initial rapid growth of this business, the growth rates for our data center product sales will experience more normal seasonality consistent with the overall server market.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales of Data Center products increased by 86%, or $602 million, due to increased sales of Cisco Unified Computing System products. The increase was due to the momentum we are experiencing with our products for the enterprise and service provider data center and cloud environments, as current customers increase their data center build out, and new customer product purchases.

Security

Fiscal 2013 Compared with Fiscal 2012

Sales of Security products were flat as higher sales in high-end firewall products within our network security product portfolio were offset by lower sales of our content security products.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales of Security products increased by 13%, or $150 million. These increases were primarily due to growth in our network security products driven by the recent update of our firewall security product portfolio.

Other Products

Fiscal 2013 Compared with Fiscal 2012

We experienced a 34%, or $339 million, decrease in sales of Other Products due in large part to lower sales of our Linksys products, which product line we sold during the third quarter of fiscal 2013.

Fiscal 2012 Compared with Fiscal 2011

The decrease in sales of Other Products for fiscal 2012 was primarily due to lower sales of Flip Video camera products in connection with our decision in fiscal 2011 to exit this consumer product line.

Service Revenue by Segment

The following table presents the breakdown of service revenue by segment (in millions, except percentages):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Service revenue:								
Americas	**$ 6,986**	$6,333	$653	10.3%	$6,333	$5,723	$ 610	10.7%
Percentage of service revenue	***66.1%***	*65.0%*			*65.0%*	*65.8%*		
EMEA	**2,161**	2,051	110	5.4%	2,051	1,816	235	12.9%
Percentage of service revenue	***20.4%***	*21.1%*			*21.1%*	*20.9%*		
APJC	**1,431**	1,351	80	5.9%	1,351	1,153	198	17.2%
Percentage of service revenue	***13.5%***	*13.9%*			*13.9%*	*13.3%*		
Total	**$10,578**	$9,735	$843	8.7%	$9,735	$8,692	$1,043	12.0%

Fiscal 2013 Compared with Fiscal 2012

Service revenue experienced solid growth across all of our geographic segments. Worldwide technical support services revenue increased by 6%, and worldwide advanced services, which relate to consulting support services for specific network needs, experienced 16% revenue growth. Technical support service experienced growth across all of our geographic segments, led by growth in our Americas segment. Renewals and technical support service contract initiations associated with product sales provided an installed base of equipment being serviced which, in concert with new service offerings, were the primary factors driving these increases. We experienced revenue growth in advanced services across all geographic segments, led by growth in the Americas segment. Advanced services revenue growth was driven by solid growth in both transaction and subscription revenues.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, service revenue experienced double-digit percentage growth across all of our geographic segments. Worldwide technical support services revenue increased by 10%, and worldwide advanced services experienced 20% revenue growth. Technical support services revenue grew across all of our geographic segments, with strong revenue growth in our EMEA and APJC segments. Renewals and technical support service contract initiations associated with recent product sales have resulted in a new installed base of equipment being serviced, which was the primary driver for these increases. Advanced services revenue also grew across all geographic segments, with particularly strong growth in APJC. The APJC revenue growth in advanced services was led by strength in the second half of fiscal 2012 and was driven by both subscription growth and transaction growth, which was in part the result of the completion of several large, multiyear projects in this region.

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

Years Ended	AMOUNT			PERCENTAGE		
	July 27, 2013	July 28, 2012	July 30, 2011	**July 27, 2013**	July 28, 2012	July 30, 2011
Gross margin:						
Product	**$22,488**	$21,821	$20,879	**59.1%**	60.1%	60.5%
Service	**6,952**	6,388	5,657	**65.7%**	65.6%	65.1%
Total	**$29,440**	$28,209	$26,536	**60.6%**	61.2%	61.4%

Product Gross Margin

Fiscal 2013 Compared with Fiscal 2012

The following table summarizes the key factors that contributed to the change in product gross margin percentage from fiscal 2012 to fiscal 2013:

	Product Gross Margin Percentage
Fiscal 2012	**60.1%**
Sales discounts, rebates, and product pricing	**(2.9)%**
Mix of products sold	**(0.7)%**
Productivity [(1)]	**3.7%**
TiVo patent litigation settlement	**(0.5)%**
Amortization of purchased intangible assets	**(0.5)%**
Acquisition fair value adjustment to inventory and other	**(0.1)%**
Fiscal 2013	**59.1%**

(1) Productivity includes overall manufacturing-related costs, shipment volume, and other items not categorized elsewhere.

Product gross margin decreased by 1.0 percentage points compared with fiscal 2012.

Higher sales discounts, rebates, and unfavorable product pricing contributed to our decreased product gross margin percentage in fiscal 2013. These factors impacted most of our customer markets and all of our geographic segments. Additionally, our product gross margin for fiscal 2013 was negatively impacted by the shift in the mix of products sold, primarily as a result of revenue increases for our relatively lower margin Cisco Unified Computing System products. These impacts were offset by continued productivity improvements. The productivity improvements were in large part due to increased benefits from cost savings, particularly in certain of our Switching and NGN Routing categories in which product transitions have been taking place, and were driven by value engineering efforts, favorable component pricing, and continued operational efficiency in manufacturing operations. Value engineering is the process by which production costs are reduced through component redesign, board configuration, test processes, and transformation processes.

Because the preceding factors largely offset each other, the decline in our product gross margin percentage was largely driven by our acquisition of NDS, which resulted in higher amortization expense from purchased intangible assets along with costs resulting from a fair value adjustment to inventory acquired as part of that acquisition. In addition, during fiscal 2013 we incurred charges related to the TiVo patent litigation settlement in the fourth quarter that were included as part of cost of sales. The combined effect of these items was a negative impact to our product gross margin of 1.1 percentage points for fiscal 2013.

Our future gross margins could be impacted by our product mix and could be adversely affected by further growth in sales of products that have lower gross margins, such as Cisco Unified Computing System products. Our gross margins may also be impacted by the geographic mix of our revenue and, as was the case in fiscal 2013 and 2012, may be adversely affected by increased sales discounts, rebates, and product pricing attributable to competitive factors. Additionally, our manufacturing-related costs may be negatively impacted by constraints in our supply chain, which in turn could negatively affect gross margin. If any of the preceding factors that in the past have negatively impacted our gross margins arise in future periods, our gross margins could continue to decline.

Fiscal 2012 Compared with Fiscal 2011

The following table summarizes the key factors that contributed to the change in product gross margin percentage from fiscal 2011 to fiscal 2012:

	Product Gross Margin Percentage[1]
Fiscal 2011	60.5%
Sales discounts, rebates, and product pricing	(2.4)%
Mix of products sold	(0.9)%
Productivity	2.1%
Amortization of purchased intangible assets	0.3%
Restructuring and other charges	0.5%
Fiscal 2012	60.1%

(1) Beginning in fiscal 2013, we refined our methodology for presenting the items in the preceding table, and accordingly certain reclassifications have been made to fiscal 2012 amounts to conform to the presentation made for the fiscal 2013 amounts.

In fiscal 2012, product gross margin decreased by 0.4 percentage points compared with fiscal 2011. The decrease was primarily due to the impact of higher sales discounts, rebates, and unfavorable product pricing, which were driven by normal market factors and by the geographic mix of product revenue. These factors impacted most of our customer markets and all of our geographic segments. Additionally, our product gross margin for fiscal 2012 was negatively impacted by the shift in the mix of products sold, primarily as a result of revenue increases in our relatively lower margin Cisco Unified Computing System products and increased revenue in other lower margin products. In fiscal 2012, we experienced a positive mix impact from the absence of the lower margin consumer related products due to our exit from the Flip Video camera product line in fiscal 2011. The negative impacts to product gross margin were partially offset by lower restructuring charges, the absence of significant impairment charges related to purchased intangible assets, lower amortization expense in fiscal 2012 and productivity improvements. The productivity improvements were in part due to increased benefits from our value engineering efforts, particularly in certain of our Switching products; favorable component pricing; and continued operational efficiency in manufacturing operations.

Service Gross Margin

Fiscal 2013 Compared with Fiscal 2012

Our service gross margin percentage increased slightly by 0.1 percentage points for fiscal 2013, as compared with fiscal 2012. Although we experienced higher sales volume from growth in both advanced services and in technical support services, the resulting benefit to gross margin was offset by increased cost impacts such as headcount-related costs, partner delivery costs, and unfavorable mix. The mix impacts were due to our lower gross margin advanced services business contributing a higher proportion of service revenue for fiscal 2013, as compared with fiscal 2012.

Our service gross margin normally experiences some fluctuations due to various factors such as the timing of contract initiations in our renewals, our strategic investments in headcount, and the resources we deploy to support the overall service business. Other factors include the mix of service offerings, as the gross margin from our advanced services is typically lower than the gross margin from technical support services.

Fiscal 2012 Compared with Fiscal 2011

Our service gross margin percentage increased by 0.5 percentage points for fiscal 2012, as compared with fiscal 2011. The increase was primarily due to higher sales volume for both technical support services and advanced services. The benefit to gross margin of increased volume was partially offset by increased headcount-related and partner delivery costs, and unfavorable mix. The mix impacts were due to our lower gross margin advanced services revenue contributing a higher proportion of service revenue for fiscal 2012, as compared with the prior year. Lower share-based compensation expense in fiscal 2012 as compared with fiscal 2011 also added to the increase in service gross margin.

For fiscal 2012, as compared with fiscal 2011, gross margin from technical support services was flat as the benefits from a 10% increase in revenue combined with lower supply chain costs were offset by higher headcount-related costs. For fiscal 2012, as compared with fiscal 2011, gross margin in advanced services increased primarily due to a 20% increase in revenue in fiscal 2012. Partially offsetting the volume benefit were higher delivery team costs which were, in part headcount related, and higher partner delivery costs. Our revenue from advanced services may increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers' networking devices, applications, and infrastructures.

Gross Margin by Segment

The following table presents the total gross margin for each segment (in millions, except percentages):

	AMOUNT			PERCENTAGES		
Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011	**July 27, 2013**	July 28, 2012	July 30, 2011
Gross margin:						
Americas	**$17,887**	$16,639	$15,766	**62.5%**	62.8%	63.0%
EMEA	**7,876**	7,605	7,452	**64.5%**	63.0%	64.2%
APJC	**4,637**	4,519	4,143	**59.8%**	60.4%	62.8%
Segment total	**30,400**	28,763	27,361	**62.5%**	62.4%	63.3%
Unallocated corporate items [(1)]	**(960)**	(554)	(825)			
Total	**$29,440**	$28,209	$26,536	**60.6%**	61.2%	61.4%

(1) The unallocated corporate items include the effects of amortization and impairments of acquisition-related intangible assets, share-based compensation expense, impacts to cost of sales from purchase accounting adjustments to inventory, charges related to asset impairments and restructurings, significant litigation settlements (which consisted of $172 million recorded to cost of sales for the TiVo patent litigation settlement in the fourth quarter of fiscal 2013), and certain other charges. We do not allocate these items to the gross margin for each segment because management does not include such information in measuring the performance of the operating segments.

Fiscal 2013 Compared with Fiscal 2012

We experienced a gross margin percentage decrease in our Americas and APJC segments, while our EMEA segment experienced a gross margin percentage increase.

The Americas segment experienced a slight gross margin percentage decline due to the impact of higher sales discounts, rebates and unfavorable pricing, and also due to unfavorable mix impacts, partially offset by productivity improvements.

The gross margin percentage increase in our EMEA segment was primarily the result of productivity improvements from lower overall manufacturing costs and, to a lesser degree, favorable mix impacts and higher service gross margin. Partially offsetting these favorable impacts to gross margin were negative impacts from higher sales discounts, rebates and unfavorable pricing.

The APJC segment gross margin percentage declined due primarily to the impact of higher sales discounts, rebates and unfavorable pricing, lower service gross margin, and unfavorable mix impacts. Partially offsetting these factors were productivity improvements, driven in large part by lower overall manufacturing costs and higher volume.

The gross margin percentage for a particular segment may fluctuate, and period-to-period changes in such percentages may or may not be indicative of a trend for that segment. Our product and service gross margins may be impacted by economic downturns or uncertain economic conditions as well as our movement into new market opportunities, and could decline if any of the factors that impact our gross margins are adversely affected in future periods.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, we experienced a gross margin percentage decline across all of our geographic segments as compared with fiscal 2011.

The Americas segment experienced a slight gross margin percentage decline with the impact of higher sales discounts, rebates and unfavorable pricing being substantially offset by higher volume, higher service gross margin, lower overall manufacturing and delivery costs, and favorable mix impacts. Significantly lower revenue from the consumer market resulted in a positive gross margin mix impact to the Americas segment for fiscal 2012.

The gross margin percentage decline in our EMEA segment was primarily the result of unfavorable mix impacts; higher sales discounts, rebates and unfavorable pricing; and lower service gross margin due to increased headcount-related costs. These decreases were partially offset by lower overall manufacturing and delivery costs and increased volume in this segment.

The APJC segment experienced the largest gross margin percentage decline of all of our geographic segments due primarily to the impact of higher sales discounts, rebates and unfavorable pricing, lower service gross margin, and unfavorable mix impacts. These decreases were partially offset by increased volume and lower overall manufacturing and delivery costs.

Factors That May Impact Revenue and Gross Margin

Product revenue may continue to be affected by factors, including global economic downturns and related market uncertainty, that have resulted in cautious IT-related capital spending in our enterprise, service provider, public sector, and commercial markets; changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially from China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. Sales to the service provider market have been and may be in the future characterized by large and sporadic purchases, especially relating to our router sales and sales of certain products within our Collaboration and Data Center product categories. In addition, service provider customers typically have longer implementation cycles; require a broader range of services, including network design services; and often have acceptance provisions that can lead to a delay in revenue recognition. Certain of our customers in certain emerging countries also tend to make large and sporadic purchases, and the revenue related to these transactions may similarly be affected by the timing of revenue recognition. As we focus on new market opportunities, customers may require greater levels of financing arrangements, service, and support, especially in certain emerging countries, which in turn may result in a delay in the timing of revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter revenue and operating results.

Product revenue may also be adversely affected by fluctuations in demand for our products, especially with respect to telecommunications service providers and Internet businesses, whether or not driven by any slowdown in capital expenditures in the service provider market; price and product competition in the communications and information technology industry; introduction and market acceptance of new technologies and products; adoption of new networking standards; and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers' ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter. For additional factors that may impact product revenue, see "Part I, Item 1A. Risk Factors."

Our distributors participate in various cooperative marketing and other programs. Increased sales to our distributors generally result in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue for sales to our distributors generally based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

Product gross margin may be adversely affected in the future by changes in the mix of products sold, including periods of increased growth of some of our lower margin products; introduction of new products, including products with price-performance advantages, and new business models for our offerings such as XaaS; our ability to reduce production costs; entry into new markets, including markets with different pricing structures and cost structures, as a result of internal development or through acquisitions; changes in distribution channels; price competition, including competitors from Asia, especially those from China; changes in geographic mix of our product revenue; the timing of revenue recognition and revenue deferrals; sales discounts; increases in material or labor costs, including share-based compensation expense; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; effects of value engineering; inventory holding charges; and the extent to which we successfully execute on our strategy and operating plans. Additionally, our manufacturing-related costs may be negatively impacted by constraints in our supply chain. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services; the timing of technical support service contract initiations and renewals; share-based compensation expense; and the timing of our strategic investments in headcount and resources to support this business.

Research and Development ("R&D"), Sales and Marketing, and General and Administrative ("G&A") Expenses

R&D, sales and marketing, and G&A expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 27, 2013	July 28, 2012	Variance in Dollars	Variance in Percent	July 28, 2012	July 30, 2011	Variance in Dollars	Variance in Percent
Research and development	**$ 5,942**	$ 5,488	$ 454	8.3%	$ 5,488	$ 5,823	$(335)	(5.8)%
Percentage of revenue	***12.2%***	*11.9%*			*11.9%*	*13.5%*		
Sales and marketing	**9,538**	9,647	(109)	(1.1)%	9,647	9,812	(165)	(1.7)%
Percentage of revenue	***19.6%***	*20.9%*			*20.9%*	*22.7%*		
General and administrative	**2,264**	2,322	(58)	(2.5)%	2,322	1,908	414	21.7%
Percentage of revenue	***4.7%***	*5.0%*			*5.0%*	*4.4%*		
Total	**$17,744**	$17,457	$ 287	1.6%	$17,457	$17,543	$ (86)	(0.5)%
Percentage of revenue	***36.5%***	*37.9%*			*37.9%*	*40.6%*		

R&D Expenses

Fiscal 2013 Compared with Fiscal 2012

The increase in R&D expenses for fiscal 2013, as compared with fiscal 2012, was primarily due to higher headcount-related expenses attributable in large part to our acquisitions. Partially offsetting these costs was lower share-based compensation expense. For further explanation of the year-over-year decrease in share-based compensation expense, see "Share-Based Compensation Expense" below.

We continue to invest in R&D in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may purchase or license technology from other businesses, or we may partner with or acquire businesses as an alternative to internal R&D.

Fiscal 2012 Compared with Fiscal 2011

The decrease in R&D expenses for fiscal 2012, as compared with fiscal 2011, was primarily due to lower headcount-related expenses resulting from our restructuring actions initiated in the fourth quarter of fiscal 2011 and lower share-based compensation expense. Additionally, R&D expenses declined due to lower acquisition-related expenses, which were driven by the absence in fiscal 2012 of certain compensation payments that were paid in the prior year.

Sales and Marketing Expenses

Fiscal 2013 Compared with Fiscal 2012

For fiscal 2013, as compared with fiscal 2012, sales and marketing expenses decreased by $109 million, primarily due to lower share-based compensation expense and, to a lesser degree, lower discretionary spending and contracted services. These items were partially offset by higher headcount-related expense resulting largely from our acquisitions.

Fiscal 2012 Compared with Fiscal 2011

For fiscal 2012, as compared with fiscal 2011, sales and marketing expenses decreased by $165 million. Marketing expenses decreased by $204 million, which were partially offset by an increase of $39 million in sales expenses. The decrease in marketing expenses for the period was due to lower advertisement expenses, lower headcount-related expenses, and lower share-based compensation expense. The increase in sales expenses was due primarily to higher project-related services, partially offset by lower headcount-related expenses and lower share-based compensation expense. The decline in headcount-related expenses for both sales and marketing was in part attributable to our restructuring actions initiated in the fourth quarter of fiscal 2011.

G&A Expenses

Fiscal 2013 Compared with Fiscal 2012

G&A expenses decreased in fiscal 2013, as compared with fiscal 2012, primarily due to the absence in the current year of $202 million of impairment charges on real estate held for sale recorded in the fourth quarter of fiscal 2012. Lower share-based compensation expense in fiscal 2013 and a recovery in the market value of property held for sale recorded during fiscal 2013 also contributed to the decrease. These decreases were partially offset by higher headcount-related expenses resulting in part from our acquisitions and also by higher corporate-level expenses. Corporate-level expenses, which tend to vary from period to period, included operational infrastructure activities such as IT project implementations, which included investments in our global data center infrastructure, and investments related to operational and financial systems.

Fiscal 2012 Compared with Fiscal 2011

G&A expenses increased in fiscal 2012, as compared with fiscal 2011, primarily due to a net increase of approximately $300 million in real estate charges, primarily for impairments on real estate held for sale, followed by other increased corporate-level expenses. The increase in real estate charges in fiscal 2012 was primarily due to charges of $202 million recorded in the fourth quarter of fiscal 2012. These increased corporate-level expenses, which tend to vary from period to period, include increases related to our operational infrastructure such as real estate; IT project implementations, which include further investments in our global data center infrastructure, and investments related to operational and financial systems.

Partially offsetting these increases were lower share-based compensation expense, and lower headcount-related expenses due to the restructuring actions initiated in the fourth quarter of fiscal 2011.

Effect of Foreign Currency

In fiscal 2013, foreign currency fluctuations, net of hedging, decreased the combined R&D, sales and marketing, and G&A expenses by $227 million, or approximately 1.3%, compared with fiscal 2012. In fiscal 2012, foreign currency fluctuations, net of hedging, increased the combined R&D, sales and marketing, and G&A expenses by $90 million, or approximately 0.5%, compared with fiscal 2011.

Headcount

Fiscal 2013 Compared with Fiscal 2012

Our headcount increased by 8,410 employees in fiscal 2013. The increase was attributable to the headcount from acquisitions, the largest of which was NDS, as well as targeted hiring in engineering and services.

In August 2013, we announced that we are rebalancing our resources with a workforce reduction plan that will impact approximately 4,000 employees or 5% of our global workforce. See Note 5 to the Consolidated Financial Statements.

Fiscal 2012 Compared with Fiscal 2011

Our headcount decreased by 5,186 employees in fiscal 2012. The decrease was attributable to headcount reductions from the completion of the sale of our Juarez, Mexico manufacturing operations and from our restructuring actions initiated in July 2011. Partially offsetting these declines in headcount were headcount increases due to the growth of our service business and targeted hiring in engineering, which includes the hiring of recent university graduates.

Share-Based Compensation Expense

The following table presents share-based compensation expense (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Cost of sales—product	**$ 40**	$ 53	$ 61
Cost of sales—service	**138**	156	177
Share-based compensation expense in cost of sales	**178**	209	238
Research and development	**286**	401	481
Sales and marketing	**484**	588	651
General and administrative	**175**	203	250
Restructuring and other charges	**(3)**	—	—
Share-based compensation expense in operating expenses	**942**	1,192	1,382
Total share-based compensation expense	**$1,120**	$1,401	$1,620

The year-over-year decrease in share-based compensation expense for fiscal 2013, as compared with fiscal 2012, was due primarily to a decrease in the aggregate value of share-based awards granted in recent periods, higher forfeiture credits in fiscal 2013, and the effect of stock options awards from prior years becoming fully amortized and replaced with restricted stock units with a lower aggregate value. See Note 14 to the Consolidated Financial Statements.

The decrease in share-based compensation expense for fiscal 2012, as compared with fiscal 2011, was due primarily to a decrease in the aggregate value of share-based awards granted in recent periods, the timing of the annual grants to employees in fiscal 2012, and stock options awards from prior years becoming fully amortized and replaced with restricted stock units with a lower aggregate value.

Amortization of Purchased Intangible Assets

The following table presents the amortization of purchased intangible assets included in operating expenses (in millions):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Amortization of purchased intangible assets included in operating expenses	**$395**	$383	$520

The increase in amortization of purchased intangible assets for fiscal 2013, compared with fiscal 2012, was primarily due to amortization of purchased intangible assets from our acquisition of NDS at the beginning of fiscal 2013 and from our other fiscal 2013 acquisitions, partially offset by certain purchased intangible assets having become fully amortized during fiscal 2013. The decrease in amortization of purchased intangible assets for fiscal 2012, compared with fiscal 2011, was primarily due to the absence of significant impairment charges during fiscal 2012 and also due to certain purchased intangible assets having become fully amortized or impaired in fiscal 2011. The impairment charges in fiscal 2011 were primarily due to declines in estimated fair value as a result of reductions in expected future cash flows associated with certain products from our then consumer product lines. For additional information regarding purchased intangible assets, see Note 4 to the Consolidated Financial Statements.

The fair value of acquired technology and patents, as well as acquired technology under development, is determined at acquisition date primarily using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect risks inherent in the development lifecycle as appropriate. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications industry, and the applicable discount rates represent the rates that market participants would use for valuation of such intangible assets.

Restructuring and Other Charges

Fiscal 2011 Plans

In connection with the Fiscal 2011 Plans (see Note 5 to the Consolidated Financial Statements), we incurred within operating expenses net restructuring and other charges of approximately $105 million, $304 million, and $799 million for fiscal 2013, 2012, and 2011, respectively.

August Fiscal 2014 Plan

In August 2013, we announced a workforce reduction plan. We are rebalancing our resources with a workforce reduction plan that will impact approximately 4,000 employees or 5% of our global workforce. We expect to take action under this plan beginning in the first quarter of fiscal 2014. We currently estimate that we will recognize pretax charges to our financial results in an amount not expected to exceed $550 million consisting of severance and other one-time termination benefits, and other associated costs.

Operating Income

The following table presents our operating income and our operating income as a percentage of revenue (in millions, except percentages):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Operating income	**$11,196**	$10,065	$7,674
Operating income as a percentage of revenue	**23.0%**	21.9%	17.8%

In fiscal 2013 our results reflect solid execution on delivering profitable growth, as we grew operating income faster than revenue. In fiscal 2013, as compared with fiscal 2012, operating income increased by 11%, and as a percentage of revenue operating income increased by 1.1 percentage points. The increases resulted from the following: revenue growth of 6%; continuing focus on expense management, which resulted in lower sales and marketing and G&A expenses as a percentage of revenue; and lower restructuring and other charges.

In fiscal 2012, as compared with fiscal 2011, operating income increased by 31%, as a percentage of revenue, operating income increased by 4.1 percentage points. The increase resulted from: revenue growth of 7%; effective expense management that resulted in lower total R&D, sales and marketing, and G&A expenses as a percentage of revenue; lower amortization of purchased intangible assets; lower restructuring and other charges; and lower share-based compensation expense.

Interest and Other Income, Net

Interest Income (Expense), Net The following table summarizes interest income and interest expense (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	July 28, 2012	July 30, 2011	Variance in Dollars
Interest income	**$ 654**	$ 650	$ 4	$ 650	$ 641	$ 9
Interest expense	**(583)**	(596)	13	(596)	(628)	32
Interest income (expense), net	**$ 71**	$ 54	$17	$ 54	$ 13	$41

Interest income increased slightly in both fiscal 2013 and fiscal 2012 as compared with the respective prior fiscal years. The slight increases were primarily due to increased interest income earned on financing receivables, partially offset by lower interest income from our portfolio of cash, cash equivalents, and fixed income investments as a result of lower average interest rates. The decrease in interest expense in fiscal 2013 as compared with fiscal 2012 was attributable to the favorable impact of interest rate swaps and lower expense on our floating-rate notes as the benchmark London InterBank Offered Rate (LIBOR) decreased. The decrease in interest expense in fiscal 2012 compared with fiscal 2011 was attributable to the effect of lower average interest rates on our debt.

Other Income (Loss), Net The components of other income, net, are summarized as follows (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	Variance in Dollars	July 28, 2012	July 30, 2011	Variance in Dollars
Gains (losses) on investments, net:						
Publicly traded equity securities	**$ 17**	$ 43	$(26)	$ 43	$ 88	$ (45)
Fixed income securities	**31**	58	(27)	58	91	(33)
Total available-for-sale investments	**48**	101	(53)	101	179	(78)
Privately held companies	**(57)**	(70)	13	(70)	34	(104)
Net gains (losses) on investments	**(9)**	31	(40)	31	213	(182)
Other gains (losses), net	**(31)**	9	(40)	9	(75)	84
Other income (loss), net	**$(40)**	$ 40	$(80)	$ 40	$138	$ (98)

Fiscal 2013 Compared with Fiscal 2012

The decrease in net gains on available-for-sale investments in fiscal 2013 compared with fiscal 2012 was attributable to lower gains on fixed income and publicly traded equity securities in fiscal 2013 as a result of market conditions and the timing of sales of these securities. See Note 8 to the Consolidated Financial Statements for the unrealized gains and losses on investments. For fiscal 2013 as compared with fiscal 2012, the change in net losses on investments in privately held companies was primarily due to higher realized gains from various private investments, partially offset by an increase of $23 million in our proportional share of losses from our VCE joint venture. The change in other gains (losses), net for fiscal 2013 as compared with fiscal 2012, was primarily due to an increase in donations and less favorable foreign exchange impacts in fiscal 2013.

Fiscal 2012 Compared with Fiscal 2011

The decrease in total net gains on available-for-sale investments in fiscal 2012 compared with fiscal 2011 was attributable to lower gains on fixed income and publicly traded equity securities in fiscal 2012 as a result of market conditions and the timing of sales of these securities. For fiscal 2012 as compared with fiscal 2011, the change in net (losses) gains on investments in privately held companies was primarily due to equity method losses related to our proportional share of losses from our VCE joint venture increasing by $84 million for fiscal 2012. The change in other gains (losses), net for fiscal 2012 as compared with fiscal 2011, was primarily due to more favorable foreign exchange impacts in fiscal 2012.

Provision for Income Taxes

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates, higher than anticipated in countries that have higher tax rates, and expiration of or lapses in tax incentives. Our provision for income taxes does not include provisions for U.S. income taxes and foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign subsidiaries that we intend to reinvest indefinitely in our foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes.

Fiscal 2013 Compared with Fiscal 2012

The provision for income taxes resulted in an effective tax rate of 11.1% for fiscal 2013, compared with 20.8% for fiscal 2012. The net 9.7 percentage point decrease in the effective tax rate between fiscal years was primarily attributable to a net tax benefit of $794 million, or 7.1 percentage points, due to a tax settlement with the IRS and an increase in tax benefits of $144 million, or 1.2 percentage points, due to the retroactive reinstatement of the U.S. federal R&D tax credit in fiscal 2013.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and for further explanation of our provision for income taxes, see Note 15 to the Consolidated Financial Statements.

Fiscal 2012 Compared with Fiscal 2011

The provision for income taxes resulted in an effective tax rate of 20.8% for fiscal 2012, compared with 17.1% for fiscal 2011. The net 3.7 percentage point increase in the effective tax rate between fiscal years was primarily attributable to a smaller proportion of net income which was subject to foreign income tax rates that are lower than the U.S. federal statutory rate of 35% and the expiration of the U.S. federal R&D tax credit on December 31, 2011, partially offset by other items including a reduction in state taxes.

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheet, our capital allocation strategy including stock repurchase program and dividends, our contractual obligations, and certain other commitments and activities on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Investments The following table summarizes our cash and cash equivalents and investments (in millions):

	July 27, 2013	July 28, 2012	Increase (Decrease)
Cash and cash equivalents	**$ 7,925**	$ 9,799	$(1,874)
Fixed income securities	**39,888**	37,297	2,591
Publicly traded equity securities	**2,797**	1,620	1,177
Total	**$50,610**	$48,716	$ 1,894

The increase in cash and cash equivalents and investments was primarily the result of cash provided by operating activities of $12.9 billion, an increase from $11.5 billion provided for fiscal 2012, and issuance of common stock of $3.3 billion pursuant to employee stock incentive plans. These sources of cash were partially offset by cash paid for acquisitions of $6.8 billion, cash dividends paid of $3.3 billion, the repurchase of common stock of $2.8 billion under the stock repurchase program, and capital expenditures of $1.2 billion. The increase in cash provided by operating activities in fiscal 2013 as compared with fiscal 2012 was primarily the result of an increase in net income.

Our total in cash and cash equivalents and investments held by various foreign subsidiaries was $40.4 billion and $42.5 billion as of July 27, 2013 and July 28, 2012, respectively. Under current tax laws and regulations, if cash and cash equivalents and investments held outside the United States were to be distributed to the United States in the form of dividends or otherwise, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The balance available in the United States as of July 27, 2013 and July 28, 2012 was $10.2 billion and $6.2 billion, respectively. In the fourth quarter of fiscal 2013, we announced that we entered into a definitive agreement to acquire Sourcefire, which will reduce our current balance of cash and cash equivalents and investments available in the United States by approximately $2.7 billion upon completion of the acquisition. See Note 3 to the Consolidated Financial Statements.

We maintain an investment portfolio of various holdings, types, and maturities. We classify our investments as short-term investments based on their nature and their availability for use in current operations. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and our fixed income investment portfolio consisting primarily of high quality investment-grade securities. We believe that our strong cash and cash equivalents and investments position allows us to use our cash resources for strategic investments to gain access to new technologies, for acquisitions, for customer financing activities, for working capital needs, and for the repurchase of shares of common stock and payment of dividends as discussed below.

Free Cash Flow and Capital Allocation In August 2012, as part of our capital allocation strategy, we announced our intent to return a minimum of 50% of our free cash flow annually to our shareholders through cash dividends and repurchases of common stock, which objective we accomplished in fiscal 2013.

We define free cash flow as net cash provided by operating activities less cash used to acquire property and equipment. The following table reconciles our net cash provided by operating activities to free cash flow (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Net cash provided by operating activities	**$12,894**	$11,491	$10,079
Acquisition of property and equipment	**(1,160)**	(1,126)	(1,174)
Free cash flow	**$11,734**	$10,365	$ 8,905

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, the rate at which products are shipped during the quarter (which we refer to as shipment linearity), the timing and collection of accounts receivable and financing receivables, inventory and supply chain management, deferred revenue, excess tax benefits resulting from share-based compensation, and the timing and amount of tax and other payments. For additional discussion, see "Part I, Item 1A. Risk Factors" in this report.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors because of our intent to return a stated percentage of free cash flow to shareholders in the form of dividends and stock repurchases. We further regard free cash flow as a useful measure because it reflects cash that can be used to, among other things, invest in our business, make strategic acquisitions, repurchase common stock, and pay dividends on our common stock, after deducting capital investments. A limitation of the utility of free cash flow as a measure of financial performance and liquidity is that the free cash flow does not represent the total increase or decrease in our cash balance for the period. In addition, we have other required uses of cash, including repaying the principal of our outstanding indebtedness. Free cash flow is not a measure calculated in accordance with U.S. generally accepted accounting principles and should not be regarded in isolation or as an alternative for net income provided by operating activities or any other measure calculated in accordance with such principles, and other companies may calculate free cash flow in a different manner than we do.

The following table summarizes the dividends paid and stock repurchases (in millions, except per-share amounts):

	DIVIDENDS		STOCK REPURCHASE PROGRAM			TOTAL
Years Ended	Per Share	Amount	Shares	Weighted-Average Price per Share	Amount	Amount
July 27, 2013	**$0.62**	**$3,310**	**128**	**$21.63**	**$2,773**	**$6,083**
July 28, 2012	$0.28	$1,501	262	$16.64	$4,360	$5,861
July 30, 2011	$0.12	$ 658	351	$19.36	$6,791	$7,449

On September 3, 2013, our Board of Directors declared a quarterly dividend of $0.17 per common share to be paid on October 23, 2013 to all shareholders of record as of the close of business on October 3, 2013.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions), and DSO:

	July 27, 2013	July 28, 2012	Increase (Decrease)
Accounts receivable, net	**$5,470**	$4,369	$1,101
DSO	**40**	34	6

Our accounts receivable net, as of July 27, 2013 increased by approximately 25% compared with the end of fiscal 2012. Our DSO as of July 27, 2013 was higher by 6 days compared with the end of fiscal 2012, primarily due to the timing of product shipments, as a higher proportion of shipments were made in the latter part of the fourth quarter in fiscal 2013.

Inventory Supply Chain The following table summarizes our inventories and purchase commitments with contract manufacturers and suppliers (in millions, except annualized inventory turns):

	July 27, 2013	July 28, 2012	Increase (Decrease)
Inventories	**$1,476**	$1,663	$(187)
Annualized inventory turns	**13.8**	11.7	2.1
Purchase commitments with contract manufacturers and suppliers	**$4,033**	$3,869	$ 164

Inventory as of July 27, 2013 decreased by 11% from our inventory balance at the end of fiscal 2012, and for the same period purchase commitments with contract manufacturers and suppliers increased by approximately 4%. On a combined basis, inventories and purchase commitments with contract manufacturers and suppliers were flat compared with the end of fiscal 2012.

The inventory decrease was primarily due to lower levels of manufactured finished goods, which in turn was due in part to inventory sold as part of the sale of our Linksys product line. The increase in purchase commitments in fiscal 2013, as compared with fiscal 2012, was driven primarily by new product introductions and an increase in customer demand. We believe our inventory and purchase commitments levels are in line with our current demand forecasts.

Our finished goods consist of distributor inventory and deferred cost of sales and manufactured finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners as well as shipments to customers. Manufactured finished goods consist primarily of build-to-order and build-to-stock products.

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements and our commitment to securing manufacturing capacity. A significant portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Our purchase commitments are for short-term product manufacturing requirements as well as for commitments to suppliers to secure manufacturing capacity.

Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory and purchase commitments is appropriate for our revenue levels.

Financing Receivables and Guarantees We measure our net balance sheet exposure position related to our financing receivables and financing guarantees by reducing the total of gross financing receivables and financing guarantees by the associated allowances for credit loss and deferred revenue. As of July 27, 2013, our net balance sheet exposure position related to financing receivables and financing guarantees was as follows (in millions):

	FINANCING RECEIVABLES				FINANCING GUARANTEES			
July 27, 2013	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total	Channel Partner	End-User Customers	Total	TOTAL
Gross amount less unearned income	$3,507	$1,649	$ 3,136	$ 8,292	$ 438	$ 237	$ 675	$ 8,967
Allowance for credit loss	(238)	(86)	(20)	(344)	—	—	—	(344)
Deferred revenue	(41)	(32)	(2,036)	(2,109)	(225)	(191)	(416)	(2,525)
Net balance sheet exposure	$3,228	$1,531	$ 1,080	$ 5,839	$ 213	$ 46	$ 259	$ 6,098

Financing Receivables Gross financing receivables less unearned income increased by 9% compared with the end of fiscal 2012. The change was primarily due to a 10% increase in lease receivables and an 18% increase in financed service contracts and other, partially reduced by an 8% decline in loan receivables. We provide financing to certain end-user customers and channel partners to enable sales of our products, services, and networking solutions. These financing arrangements include leases, financed service contracts, and loans. Arrangements related to leases are generally collateralized by a security interest in the underlying assets. Lease receivables include sales-type and direct-financing leases. We also provide certain qualified customers financing for long-term service contracts, which primarily relate to technical support services and advanced services. Our loan financing arrangements may include not only financing the acquisition of our products and services but also providing additional funds for other costs associated with network installation and integration of our products and services. We expect to continue to expand the use of our financing programs in the near term.

Financing Guarantees In the normal course of business, third parties may provide financing arrangements to our customers and channel partners under financing programs. The financing arrangements to customers provided by third parties are related to leases and loans and typically have terms of up to three years. In some cases, we provide guarantees to third parties for these lease and loan arrangements. The financing arrangements to channel partners consist of revolving short-term financing provided by third parties, generally with payment terms ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of our receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as true sales, and we receive payments for the receivables from the third party based on our standard payment terms. These financing arrangements facilitate the working capital requirements of the channel partners, and in some cases, we guarantee a portion of these arrangements. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. Historically, our payments under these arrangements have been immaterial. Where we provide a guarantee, we defer the revenue associated with the channel partner and end-user financing arrangement in accordance with revenue recognition policies, or we record a liability for the fair value of the guarantees. In either case, the deferred revenue is recognized as revenue when the guarantee is removed.

Deferred Revenue Related to Financing Receivables and Guarantees The majority of the deferred revenue in the preceding table is related to financed service contracts. The majority of the revenue related to financed service contracts, which primarily relates to technical support services, is deferred as the revenue related to financed service contracts is recognized ratably over the period during which the related services are to be performed. A portion of the revenue related to lease and loan receivables is also deferred and included in deferred product revenue based on revenue recognition criteria not currently having been met.

Borrowings

Senior Notes The following table summarizes the principal amount of our senior notes (in millions):

	July 27, 2013	July 28, 2012
Senior notes:		
Floating-rate notes, due 2014	**$ 1,250**	$ 1,250
1.625% fixed-rate notes, due 2014	**2,000**	2,000
2.90% fixed-rate notes, due 2014	**500**	500
5.50% fixed-rate notes, due 2016	**3,000**	3,000
3.15% fixed-rate notes, due 2017	**750**	750
4.95% fixed-rate notes, due 2019	**2,000**	2,000
4.45% fixed-rate notes, due 2020	**2,500**	2,500
5.90% fixed-rate notes, due 2039	**2,000**	2,000
5.50% fixed-rate notes, due 2040	**2,000**	2,000
Total	**$16,000**	$16,000

Interest is payable semiannually on each class of the senior fixed-rate notes, each of which is redeemable by us at any time, subject to a make-whole premium. Interest is payable quarterly on the floating-rate notes. We were in compliance with all debt covenants as of July 27, 2013.

Other Debt Other debt includes secured borrowings associated with customer financing arrangements, notes and credit facilities with a number of financial institutions that are available to certain of our foreign subsidiaries, and notes related to our investment in Insieme Networks, Inc. ("Insieme"). The amount of borrowings outstanding under these arrangements was $31 million and $41 million as of July 27, 2013 and July 28, 2012, respectively.

Commercial Paper In fiscal 2011, we established a short-term debt financing program of up to $3.0 billion through the issuance of commercial paper notes. As of July 27, 2013 and July 28, 2012 we had no commercial paper outstanding under this program.

Credit Facility On February 17, 2012, we terminated our then-existing credit facility and entered into a credit agreement with certain institutional lenders that provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on February 17, 2017. Any advances under the credit agreement will accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50%, Bank of America's "prime rate" as announced from time to time, or one-month LIBOR plus 1.00% or (ii) LIBOR plus a margin that is based on our senior debt credit ratings as published by Standard & Poor's Financial Services, LLC and Moody's Investors Service, Inc. The credit agreement requires that we comply with certain covenants, including that we maintain an interest coverage ratio as defined in the agreement. As of July 27, 2013, we were in compliance with the required interest coverage ratio and the other covenants, and we had not borrowed any funds under the credit facility.

We may also, upon the agreement of either the then-existing lenders or additional lenders not currently parties to the agreement, increase the commitments under the credit facility by up to an additional $2.0 billion and/or extend the expiration date of the credit facility up to February 17, 2019.

Deferred Revenue The following table presents the breakdown of deferred revenue (in millions):

	July 27, 2013	July 28, 2012	Increase (Decrease)
Service	**$ 9,403**	$ 9,173	$230
Product	**4,020**	3,707	313
Total	**$13,423**	$12,880	$543
Reported as:			
Current	**$ 9,262**	$ 8,852	$410
Noncurrent	**4,161**	4,028	133
Total	**$13,423**	$12,880	$543

The increase in deferred service revenue in fiscal 2013 reflects the impact of new contract initiations and renewals, partially reduced by the ongoing amortization of deferred service revenue. The increase in deferred product revenue was primarily due to increased deferrals related to subscription revenue arrangements.

Contractual Obligations

The impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with the factors that impact our cash flows from operations discussed previously. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process. The following table summarizes our contractual obligations at July 27, 2013 (in millions):

		PAYMENTS DUE BY PERIOD			
July 27, 2013	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$ 1,149	$ 367	$ 439	$ 160	$ 183
Purchase commitments with contract manufacturers and suppliers	4,033	4,033	—	—	—
Other purchase obligations	1,085	516	491	77	1
Long-term debt	16,021	3,260	3,510	751	8,500
Other long-term liabilities	635	—	101	433	101
Total by period	$22,923	$8,176	$4,541	$1,421	$8,785
Other long-term liabilities (uncertainty in the timing of future payments)	2,147				
Total	$25,070				

Operating Leases For more information on our operating leases, see Note 12 to the Consolidated Financial Statements.

Purchase Commitments with Contract Manufacturers and Suppliers We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. A significant portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. We record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. See further discussion in "Inventory Supply Chain." As of July 27, 2013, the liability for these purchase commitments was $172 million and is recorded in other current liabilities and is not included in the preceding table.

Other Purchase Obligations Other purchase obligations represent an estimate of all contractual obligations in the ordinary course of business, other than operating leases and commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Purchase orders are not included in the preceding table as they typically represent our authorization to purchase rather than binding contractual purchase obligations.

Long-Term Debt The amount of long-term debt in the preceding table represents the principal amount of the respective debt instruments. See Note 10 to the Consolidated Financial Statements.

Other Long-Term Liabilities Other long-term liabilities primarily include noncurrent income taxes payable, accrued liabilities for deferred compensation, noncurrent deferred tax liabilities, and certain other long-term liabilities. Due to the uncertainty in the timing of future payments, our noncurrent income taxes payable of approximately $1,748 million and noncurrent deferred tax liabilities of $399 million were presented as one aggregated amount in the total column on a separate line in the preceding table. Noncurrent income taxes payable include uncertain tax positions (see Note 15 to the Consolidated Financial Statements).

Other Commitments

In connection with our business combinations and asset purchases, we have agreed to pay certain additional amounts contingent upon the achievement of agreed-upon technology, development, product, or other milestones or continued employment with us of certain employees of acquired entities. See Note 12 to the Consolidated Financial Statements.

We also have certain funding commitments primarily related to our investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were $263 million as of July 27, 2013, compared with $120 million as of July 28, 2012.

Insieme Networks, Inc. In the third quarter of fiscal 2012, we made an investment in Insieme, an early stage company focused on research and development in the data center market. As set forth in the agreement between Cisco and Insieme, this investment includes $100 million of funding and a license to certain of our technology. In addition, pursuant to a November 2012 amendment to the agreement between Cisco and Insieme, we agreed to invest an additional $35 million in Insieme upon the satisfaction of certain conditions. As of July 27, 2013, we owned approximately 84% of Insieme as a result of these investments and have consolidated the results of Insieme in our Consolidated Financial Statements.

In connection with this investment, we have entered into a put/call option agreement that provides us with the right to purchase the remaining interests in Insieme. In addition, the noncontrolling interest holders can require us to purchase their shares upon the occurrence of certain events. If we acquire the remaining interests of Insieme, the noncontrolling interest holders are eligible to receive two milestone payments, which will be determined using agreed-upon formulas based on revenue for certain of Insieme's products. We will begin recognizing the amounts due under the milestone payments when it is determined that such payments are probable of being earned, which may occur in the first half of fiscal 2014. When such a determination is made, the milestone payments will then be recorded as compensation expense by us based on an estimate of the fair value of the amounts probable of being earned, pursuant to a vesting schedule. Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. The maximum amount that could be recorded as compensation expense by us is approximately $863 million. This amount was increased from a previous maximum of $750 million as a result of the November 2012 amendment, as the parties recognized that higher staffing levels may be necessary to perform additional product development. The milestone payments, if earned, are expected to be paid primarily during fiscal 2016 and fiscal 2017.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide financing to certain customers. These privately held companies and customers may be considered to be variable interest entities. We evaluate on an ongoing basis our investments in these privately held companies and customer financings, and we have determined that as of July 27, 2013 there were no material unconsolidated variable interest entities.

VCE is a joint venture that we formed in fiscal 2010 with EMC Corporation ("EMC"), with investments from VMware, Inc. ("VMware") and Intel Corporation. VCE helps organizations leverage best-in-class technologies and disciplines from Cisco, EMC, and VMware to enable the transformation to cloud computing. As of July 27, 2013, our cumulative gross investment in VCE was approximately $507 million, inclusive of accrued interest, and our ownership percentage was approximately 35%. During fiscal 2013, we invested approximately $93 million in VCE. We account for our investment in VCE under the equity method, and our portion of VCE's net loss is recognized in other income (loss), net. As of July 27, 2013, we have recorded cumulative losses since inceptions from VCE of $422 million. Our carrying value in VCE as of July 27, 2013 was $85 million. Over the next 12 months, as VCE scales its operations, we expect that we will make additional investments in VCE and may incur additional losses proportionate with our share ownership.

From time to time, EMC and Cisco may enter into guarantee agreements on behalf of VCE to indemnify third parties, such as customers, for monetary damages. Such guarantees were not material as of July 27, 2013.

On an ongoing basis, we reassess our investments in privately held companies and customer financings to determine if they are variable interest entities and if we would be regarded as the primary beneficiary pursuant to the applicable accounting guidance. As a result of this ongoing assessment, we may be required to make additional disclosures or consolidate these entities. Because we may not control these entities, we may not have the ability to influence these events.

We provide financing guarantees, which are generally for various third-party financing arrangements extended to our channel partners and end-user customers. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. See the previous discussion of these financing guarantees under "Financing Receivables and Guarantees."

Securities Lending

We periodically engage in securities lending activities with certain of our available-for-sale investments. These transactions are accounted for as a secured lending of the securities, and the securities are typically loaned only on an overnight basis. The average daily balance of securities lending for fiscal 2013 and 2012 was $0.7 billion and $0.5 billion, respectively. We require collateral equal to at least 102% of the fair market value of the loaned security and that the collateral be in the form of cash or liquid, high-quality assets. We engage in these secured lending transactions only with highly creditworthy counterparties, and the associated portfolio custodian has agreed to indemnify us against collateral losses. As of July 27, 2013 and July 28, 2012, we had no outstanding securities lending transactions. We believe these arrangements do not present a material risk or impact to our liquidity requirements.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, cash generated from operations, and ability to access capital markets and committed credit lines will satisfy, through at least the next 12 months, our liquidity requirements, both in total and domestically, including the following: working capital needs, capital expenditures, investment requirements, pending acquisitions, stock repurchases, cash dividends, contractual obligations, commitments, principal and interest payments on debt, future customer financings, and other liquidity requirements associated with our operations. There are no other transactions, arrangements, or relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity and the availability of, as well as our requirements for capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our financial position is exposed to a variety of risks, including interest rate risk, equity price risk, and foreign currency exchange risk.

Interest Rate Risk

Fixed Income Securities We maintain an investment portfolio of various holdings, types, and maturities. Our primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. At any time, a sharp rise in market interest rates could have a material adverse impact on the fair value of our fixed income investment portfolio. Conversely, declines in interest rates, including the impact from lower credit spreads, could have a material adverse impact on interest income for our investment portfolio. We may utilize derivative instruments designated as hedging instruments to achieve our investment objectives. We had no outstanding hedging instruments for our fixed income securities as of July 27, 2013. Our fixed income investments are held for purposes other than trading. Our fixed income investments are not leveraged as of July 27, 2013. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. As of July 27, 2013, 77% of our fixed income securities balance consisted of U.S. government and U.S. government agency securities. We believe the overall credit quality of our portfolio is strong.

The following tables present the hypothetical fair values of our fixed income securities, including the hedging effects when applicable, as a result of selected potential market decreases and increases in interest rates. The market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), plus 100 BPS, and plus 150 BPS. Due to the low interest rate environment at the end of each of fiscal 2013 and fiscal 2012, we did not believe a parallel shift of minus 100 BPS or minus 150 BPS was relevant. The hypothetical fair values as of July 27, 2013 and July 28, 2012 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			**FAIR VALUE AS OF JULY 27, 2013**	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	N/A	N/A	$40,193	**$39,888**	$39,583	$39,278	$38,973

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 28, 2012	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	N/A	N/A	$37,483	$37,297	$37,111	$36,924	$36,737

Financing Receivables As of July 27, 2013, our financing receivables had a carrying value of $7.9 billion, compared to $7.2 billion as of July 28, 2012. As of July 27, 2013, a hypothetical 50 BPS increase or decrease in market interest rates would change the fair value of our financing receivables by a decrease or increase of approximately $0.1 billion, respectively.

Debt As of July 27, 2013, we had $16.0 billion in principal amount of senior notes outstanding, which consisted of $1.25 billion floating-rate notes and $14.75 billion fixed-rate notes. The carrying amount of the senior notes was $16.2 billion, and the related fair value was $17.6 billion, which fair value is based on market prices. As of July 27, 2013, a hypothetical 50 BPS increase or decrease in market interest rates would change the fair value of the fixed-rate debt, excluding the $5.25 billion of hedged debt, by a decrease or increase of $0.4 billion, respectively. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt, which is not hedged.

Equity Price Risk

The fair value of our equity investments in publicly traded companies is subject to market price volatility. We may hold equity securities for strategic purposes or to diversify our overall investment portfolio. Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor's 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. To manage our exposure to changes in the fair value of certain equity securities, we may enter into equity derivatives designated as hedging instruments.

Publicly Traded Equity Securities The following tables present the hypothetical fair values of publicly traded equity securities as a result of selected potential decreases and increases in the price of each equity security in the portfolio, excluding hedged equity securities, if any. Potential fluctuations in the price of each equity security in the portfolio of plus or minus 10%, 20%, and 30% were selected based on potential near-term changes in those security prices. The hypothetical fair values as of July 27, 2013 and July 28, 2012 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK'S PRICE			**FAIR VALUE AS OF JULY 27, 2013**	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK'S PRICE		
	(30)%	(20)%	(10)%		10%	20%	30%
Publicly traded equity securities	$1,000	$1,143	$1,286	**$1,429**	$1,572	$1,715	$1,858

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK'S PRICE			FAIR VALUE AS OF JULY 28, 2012	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK'S PRICE		
	(30)%	(20)%	(10)%		10%	20%	30%
Publicly traded equity securities	$ 944	$1,078	$1,213	$1,348	$1,483	$1,618	$1,752

Investments in Privately Held Companies We have also invested in privately held companies. These investments are recorded in other assets in our Consolidated Balance Sheets and are accounted for using primarily either the cost or the equity method. As of July 27, 2013, the total carrying amount of our investments in privately held companies was $833 million, compared with $858 million at July 28, 2012. Some of the privately held companies in which we invested are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire investment in these companies. Our evaluation of investments in privately held companies is based on the fundamentals of the businesses invested in, including, among other factors, the nature of their technologies and potential for financial return.

Foreign Currency Exchange Risk

Our foreign exchange forward and option contracts outstanding at fiscal year-end are summarized in U.S. dollar equivalents as follows (in millions):

	July 27, 2013		July 28, 2012	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Forward contracts:				
Purchased	**$3,472**	**$ 7**	$3,336	$(10)
Sold	**$1,401**	**$ (5)**	$1,566	$ 5
Option contracts:				
Purchased	**$ 716**	**$23**	$2,478	$ 31
Sold	**$ 696**	**$ (4)**	$2,239	$(25)

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on revenue has not been material because our sales are primarily denominated in U.S. dollars. However, if the U.S. dollar strengthens relative to other currencies, such strengthening could have an indirect effect on our revenue to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker U.S. dollar could have the opposite effect. However, the precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

Approximately 70% of our operating expenses are U.S.-dollar denominated. In fiscal 2013, foreign currency fluctuations, net of hedging, decreased our combined R&D, sales and marketing, and G&A expenses by $227 million, or approximately 1.3%, compared with fiscal 2012, and in fiscal 2012, they increased our combined R&D, sales and marketing, and G&A expenses by $90 million, or approximately 0.5% as compared with fiscal 2011. To reduce variability in operating expenses and service cost of sales caused by non-U.S.-dollar denominated operating expenses and costs, we hedge certain forecasted foreign currency transactions with currency options and forward contracts. These hedging programs are not designed to provide foreign currency protection over long time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the effect of currency movements on our operating expenses and service cost of sales.

We also enter into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on receivables and payables that are denominated in currencies other than the functional currencies of the entities. The market risks associated with these foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances. Our forward and option contracts generally have the following maturities:

	Maturities
Forward and option contracts—forecasted transactions related to operating expenses and service cost of sales	Up to 18 months
Forward contracts—current assets and liabilities	Up to 3 months
Forward contracts—net investments in foreign subsidiaries	Up to 6 months
Forward contracts—long-term customer financings	Up to 2 years

We do not enter into foreign exchange forward or option contracts for trading purposes.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of cash flows and of equity listed in the accompanying index present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 27, 2013 and July 28, 2012, and the results of their operations and their cash flows for each of the three years in the period ended July 27, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 27, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Jose, California
September 10, 2013

Statement of Management's Responsibility

Cisco's management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco's Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America, and has full responsibility for their integrity and accuracy.

Management, with oversight by Cisco's Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management also has established an effective system of internal controls. Cisco's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting, as well as our underlying system of internal controls, are maintained. Our culture demands integrity and we have the highest confidence in our processes, our internal controls and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cisco. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco's internal control over financial reporting was effective as of July 27, 2013. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Cisco's internal control over financial reporting and has issued a report on Cisco's internal control over financial reporting, which is included in their report on the preceding page.



John T. Chambers
Chairman and Chief Executive Officer
September 10, 2013



Frank A. Calderoni
Executive Vice President and Chief Financial Officer
September 10, 2013

Consolidated Balance Sheets
(in millions, except par value)

	July 27, 2013	July 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 7,925**	$ 9,799
Investments	**42,685**	38,917
Accounts receivable, net of allowance for doubtful accounts of $228 at July 27, 2013 and $207 at July 28, 2012	**5,470**	4,369
Inventories	**1,476**	1,663
Financing receivables, net	**4,037**	3,661
Deferred tax assets	**2,616**	2,294
Other current assets	**1,312**	1,230
Total current assets	**65,521**	61,933
Property and equipment, net	**3,322**	3,402
Financing receivables, net	**3,911**	3,585
Goodwill	**21,919**	16,998
Purchased intangible assets, net	**3,403**	1,959
Other assets	**3,115**	3,882
TOTAL ASSETS	**$101,191**	$91,759
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	**$ 3,283**	$ 31
Accounts payable	**1,029**	859
Income taxes payable	**192**	276
Accrued compensation	**3,378**	2,928
Deferred revenue	**9,262**	8,852
Other current liabilities	**5,048**	4,785
Total current liabilities	**22,192**	17,731
Long-term debt	**12,928**	16,297
Income taxes payable	**1,748**	1,844
Deferred revenue	**4,161**	4,028
Other long-term liabilities	**1,034**	558
Total liabilities	**42,063**	40,458
Commitments and contingencies (Note 12)		
Equity:		
Cisco shareholders' equity:		
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: 20,000 shares authorized; 5,389 and 5,298 shares issued and outstanding at July 27, 2013 and July 28, 2012, respectively	**42,297**	39,271
Retained earnings	**16,215**	11,354
Accumulated other comprehensive income	**608**	661
Total Cisco shareholders' equity	**59,120**	51,286
Noncontrolling interests	**8**	15
Total equity	**59,128**	51,301
TOTAL LIABILITIES AND EQUITY	**$101,191**	$91,759

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations
(in millions, except per-share amounts)

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
REVENUE:			
Product	**$38,029**	$36,326	$34,526
Service	**10,578**	9,735	8,692
Total revenue	**48,607**	46,061	43,218
COST OF SALES:			
Product	**15,541**	14,505	13,647
Service	**3,626**	3,347	3,035
Total cost of sales	**19,167**	17,852	16,682
GROSS MARGIN	**29,440**	28,209	26,536
OPERATING EXPENSES:			
Research and development	**5,942**	5,488	5,823
Sales and marketing	**9,538**	9,647	9,812
General and administrative	**2,264**	2,322	1,908
Amortization of purchased intangible assets	**395**	383	520
Restructuring and other charges	**105**	304	799
Total operating expenses	**18,244**	18,144	18,862
OPERATING INCOME	**11,196**	10,065	7,674
Interest income	**654**	650	641
Interest expense	**(583)**	(596)	(628)
Other income (loss), net	**(40)**	40	138
Interest and other income, net	**31**	94	151
INCOME BEFORE PROVISION FOR INCOME TAXES	**11,227**	10,159	7,825
Provision for income taxes	**1,244**	2,118	1,335
NET INCOME	**$ 9,983**	$ 8,041	$ 6,490
Net income per share:			
Basic	**$ 1.87**	$ 1.50	$ 1.17
Diluted	**$ 1.86**	$ 1.49	$ 1.17
Shares used in per-share calculation:			
Basic	**5,329**	5,370	5,529
Diluted	**5,380**	5,404	5,563
Cash dividends declared per common share	**$ 0.62**	$ 0.28	$ 0.12

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
(in millions)

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Net income	**$9,983**	$8,041	$6,490
Available-for-sale investments:			
Change in net unrealized gains, net of tax benefit (expense) of $(2), $6, and $(151) for fiscal 2013, 2012, and 2011, respectively	**(6)**	(31)	281
Net gains reclassified into earnings, net of tax expense of $17, $36, and $68 for fiscal 2013, 2012, and 2011, respectively	**(31)**	(65)	(112)
	(37)	(96)	169
Cash flow hedging instruments:			
Change in unrealized gains and losses, net of tax benefit (expense) of $(1) for fiscal 2013 and $0 for both fiscal 2012 and 2011	**73**	(131)	87
Net (gains) losses reclassified into earnings	**(12)**	72	(108)
	61	(59)	(21)
Net change in cumulative translation adjustment and other, net of tax benefit (expense) of $(1), $36 and $(34) for fiscal 2013, 2012, and 2011, respectively	**(84)**	(496)	538
Other comprehensive (loss) income	**(60)**	(651)	686
Comprehensive income	**9,923**	7,390	7,176
Comprehensive loss (income) attributable to noncontrolling interests	**7**	18	(15)
Comprehensive income attributable to Cisco Systems, Inc.	**$9,930**	$7,408	$7,161

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(in millions)

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Cash flows from operating activities:			
Net income	**$ 9,983**	$ 8,041	$ 6,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and other	**2,351**	2,602	2,486
Share-based compensation expense	**1,120**	1,401	1,620
Provision for receivables	**44**	50	89
Deferred income taxes	**(37)**	(314)	(157)
Excess tax benefits from share-based compensation	**(92)**	(60)	(71)
Net losses (gains) on investments	**9**	(31)	(213)
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable	**(1,001)**	272	298
Inventories	**218**	(287)	(147)
Financing receivables	**(723)**	(846)	(1,616)
Other assets	**(27)**	(674)	275
Accounts payable	**164**	(7)	(28)
Income taxes, net	**(239)**	418	(156)
Accrued compensation	**330**	(101)	(64)
Deferred revenue	**598**	727	1,028
Other liabilities	**196**	300	245
Net cash provided by operating activities	**12,894**	11,491	10,079
Cash flows from investing activities:			
Purchases of investments	**(36,608)**	(41,810)	(37,130)
Proceeds from sales of investments	**14,799**	27,365	17,538
Proceeds from maturities of investments	**17,909**	12,103	18,117
Acquisition of property and equipment	**(1,160)**	(1,126)	(1,174)
Acquisition of businesses, net of cash and cash equivalents acquired	**(6,766)**	(375)	(266)
Purchases of investments in privately held companies	**(225)**	(380)	(204)
Return of investments in privately held companies	**209**	242	163
Other	**74**	166	22
Net cash used in investing activities	**(11,768)**	(3,815)	(2,934)
Cash flows from financing activities:			
Issuances of common stock	**3,338**	1,372	1,831
Repurchases of common stock—repurchase program	**(2,773)**	(4,560)	(6,713)
Shares repurchased for tax withholdings on vesting of restricted stock units	**(330)**	(200)	(183)
Short-term borrowings, maturities less than 90 days, net	**(20)**	(557)	512
Issuances of debt, maturities greater than 90 days	**24**	—	4,109
Repayments of debt, maturities greater than 90 days	**(16)**	—	(3,113)
Excess tax benefits from share-based compensation	**92**	60	71
Dividends paid	**(3,310)**	(1,501)	(658)
Other	**(5)**	(153)	80
Net cash used in financing activities	**(3,000)**	(5,539)	(4,064)
Net (decrease) increase in cash and cash equivalents	**(1,874)**	2,137	3,081
Cash and cash equivalents, beginning of fiscal year	**9,799**	7,662	4,581
Cash and cash equivalents, end of fiscal year	**$ 7,925**	$ 9,799	$ 7,662
Supplemental cash flow information:			
Cash paid for interest	**$ 682**	$ 681	$ 777
Cash paid for income taxes, net	**$ 1,519**	$ 2,014	$ 1,649

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity
(in millions, except per-share amounts)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Cisco Shareholders' Equity	Non-controlling Interests	Total Equity
BALANCE AT JULY 31, 2010	5,655	$37,793	$ 5,851	$ 623	$44,267	$ 18	$44,285
Net income			6,490		6,490		6,490
Other comprehensive income				671	671	15	686
Issuance of common stock	141	1,831			1,831		1,831
Repurchase of common stock	(351)	(2,392)	(4,399)		(6,791)		(6,791)
Shares repurchased for tax withholdings on vesting of restricted stock units	(10)	(183)			(183)		(183)
Cash dividends declared ($0.12 per common share)			(658)		(658)		(658)
Tax effects from employee stock incentive plans		(33)			(33)		(33)
Share-based compensation expense		1,620			1,620		1,620
Purchase acquisitions and other		12			12		12
BALANCE AT JULY 30, 2011	5,435	$38,648	$ 7,284	$1,294	$47,226	$ 33	$47,259
Net income			8,041		8,041		8,041
Other comprehensive loss				(633)	(633)	(18)	(651)
Issuance of common stock	137	1,372			1,372		1,372
Repurchase of common stock	(262)	(1,890)	(2,470)		(4,360)		(4,360)
Shares repurchased for tax withholdings on vesting of restricted stock units	(12)	(200)			(200)		(200)
Cash dividends declared ($0.28 per common share)			(1,501)		(1,501)		(1,501)
Tax effects from employee stock incentive plans		(66)			(66)		(66)
Share-based compensation expense		1,401			1,401		1,401
Purchase acquisitions and other		6			6		6
BALANCE AT JULY 28, 2012	**5,298**	**$39,271**	**$11,354**	**$ 661**	**$51,286**	**$ 15**	**$51,301**
Net income			**9,983**		**9,983**		**9,983**
Other comprehensive loss				**(53)**	**(53)**	**(7)**	**(60)**
Issuance of common stock	**235**	**3,338**			**3,338**		**3,338**
Repurchase of common stock	**(128)**	**(961)**	**(1,812)**		**(2,773)**		**(2,773)**
Shares repurchased for tax withholdings on vesting of restricted stock units	**(16)**	**(330)**			**(330)**		**(330)**
Cash dividends declared ($0.62 per common share)			**(3,310)**		**(3,310)**		**(3,310)**
Tax effects from employee stock incentive plans		**(204)**			**(204)**		**(204)**
Share-based compensation expense		**1,120**			**1,120**		**1,120**
Purchase acquisitions and other		**63**			**63**		**63**
BALANCE AT JULY 27, 2013	**5,389**	**$42,297**	**$16,215**	**$ 608**	**$59,120**	**$ 8**	**$59,128**

Supplemental Information

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 27, 2013, the Company's Board of Directors had authorized an aggregate repurchase of up to $82 billion of common stock under this program with no termination date. The stock repurchases since the inception of this program and the related impacts on Cisco shareholders' equity are summarized in the following table (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Total Cisco Shareholders' Equity
Repurchases of common stock under the repurchase program	3,868	$18,002	$60,904	$78,906

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation

The fiscal year for Cisco Systems, Inc. (the "Company" or "Cisco") is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2013, fiscal 2012, and fiscal 2011 are each 52-week fiscal years. The Consolidated Financial Statements include the accounts of Cisco and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company conducts business globally and is primarily managed on a geographic basis in the following three geographic segments: the Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific, Japan, and China (APJC).

The Company consolidates its investments in a venture fund managed by SOFTBANK Corp. and its affiliates ("SOFTBANK") and Insieme Networks, Inc. ("Insieme") as these are variable interest entities and the Company is the primary beneficiary. The noncontrolling interests attributed to SOFTBANK are presented as a separate component from the Company's equity in the equity section of the Consolidated Balance Sheets. SOFTBANK's share of the earnings in the venture fund and the loss attributable to the noncontrolling interests in Insieme are not presented separately in the Consolidated Statements of Operations as these amounts are not material for any of the fiscal periods presented.

Certain reclassifications have been made to the amounts for prior years in order to conform to the current year's presentation. The Company has evaluated subsequent events through the date that the financial statements were issued.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

(b) Available-for-Sale Investments The Company classifies its investments in both fixed income securities and publicly traded equity securities as available-for-sale investments. Fixed income securities primarily consist of U.S. government securities, U.S. government agency securities, non-U.S. government and agency securities, and corporate debt securities. These available-for-sale investments are primarily held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of fixed income and public equity securities sold. These investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income (AOCI), net of tax. The Company classifies its investments as current based on the nature of the investments and their availability for use in current operations.

(c) Other-than-Temporary Impairments on Investments When the fair value of a debt security is less than its amortized cost, it is deemed impaired, and the Company will assess whether the impairment is other than temporary. An impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security. If impairment is considered other than temporary based on condition (i) or (ii) described earlier, the entire difference between the amortized cost and the fair value of the debt security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security) will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income (OCI).

The Company recognizes an impairment charge on publicly traded equity securities when a decline in the fair value of a security below the respective cost basis is judged to be other than temporary. The Company considers various factors in determining whether a decline in the fair value of these investments is other than temporary, including the length of time and extent to which the fair value of the security has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Investments in privately held companies are included in other assets in the Consolidated Balance Sheets and are primarily accounted for using either the cost or equity method. The Company monitors these investments for impairments and makes reductions in carrying values if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

(d) Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company's future demand forecasts consistent with its valuation of excess and obsolete inventory.

(e) Allowance for Doubtful Accounts The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, economic conditions that may affect a customer's ability to pay, and expected default frequency rates. Trade receivables are written off at the point when they are considered uncollectible.

(f) Financing Receivables The Company provides financing arrangements, including leases, financed service contracts, and loans, for certain qualified end-user customers to build, maintain, and upgrade their networks. Lease receivables primarily represent sales-type and direct-financing leases. Leases have on average a four-year term and are usually collateralized by a security interest in the underlying assets, while loan receivables generally have terms of up to three years. Financed service contracts typically have terms of one to three years and primarily relate to technical support services.

The Company determines the adequacy of its allowance for credit loss by assessing the risks and losses inherent in its financing receivables by portfolio segment. The portfolio segment is based on the types of financing offered by the Company to its customers: lease receivables, loan receivables, and financed service contracts and other.

The Company assesses the allowance for credit loss related to financing receivables on either an individual or a collective basis. The Company considers various factors in evaluating lease and loan receivables and the earned portion of financed service contracts for possible impairment on an individual basis. These factors include the Company's historical experience, credit quality and age of the receivable balances, and economic conditions that may affect a customer's ability to pay. When the evaluation indicates that it is probable that all amounts due pursuant to the contractual terms of the financing agreement, including scheduled interest payments, are unable to be collected, the financing receivable is considered impaired. All such outstanding amounts, including any accrued interest, will be assessed and fully reserved at the customer level. The Company's internal credit risk ratings are categorized as 1 through 10, with the lowest credit risk rating representing the highest quality financing receivables. Typically, the Company also considers receivables with a risk rating of 8 or higher to be impaired and will include them in the individual assessment for allowance. The Company evaluates the remainder of its financing receivables portfolio for impairment on a collective basis and records an allowance for credit loss at the portfolio segment level. When evaluating the financing receivables on a collective basis, the Company uses expected default frequency rates published by a major third-party credit-rating agency as well as its own historical loss rate in the event of default, while also systematically giving effect to economic conditions, concentration of risk, and correlation.

Expected default frequency rates are published quarterly by a major third-party credit-rating agency, and the internal credit risk rating is derived by taking into consideration various customer-specific factors and macroeconomic conditions. These factors, which include the strength of the customer's business and financial performance, the quality of the customer's banking relationships, the Company's specific historical experience with the customer, the performance and outlook of the customer's industry, the customer's legal and regulatory environment, the potential sovereign risk of the geographic locations in which the customer is operating, and independent third-party evaluations, are updated regularly or when facts and circumstances indicate that an update is deemed necessary.

Financing receivables are written off at the point when they are considered uncollectible and all outstanding balances, including any previously earned but uncollected interest income, will be reversed and charged against the allowance for credit loss. The Company does not typically have any partially written-off financing receivables.

Outstanding financing receivables that are aged 31 days or more from the contractual payment date are considered past due. The Company does not accrue interest on financing receivables that are considered impaired or more than 90 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Financing receivables may be placed on nonaccrual status earlier if, in management's opinion, a timely collection of the full principal and interest becomes uncertain. After a financing receivable has been categorized as nonaccrual, interest will be recognized when cash is received. A financing receivable may be returned to accrual status after all of the customer's delinquent balances of principal and interest have been settled and the customer remains current for an appropriate period.

The Company facilitates arrangements for third-party financing extended to channel partners, consisting of revolving short-term financing, generally with payment terms ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of the Company's receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as true sales, and the Company receives a payment for the receivables from the third party based on the Company's standard payment terms. These financing arrangements facilitate the working capital requirements of the channel partners, and, in some cases, the Company guarantees a portion of these arrangements. The Company also provides financing guarantees for third-party financing arrangements extended to end-user customers related to leases and loans, which typically have terms of up to three years. The Company could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. Deferred revenue relating to these financing arrangements is recorded in accordance with revenue recognition policies or for the fair value of the financing guarantees.

(g) Depreciation and Amortization Property and equipment are stated at cost, less accumulated depreciation or amortization, whenever applicable. Depreciation and amortization expenses for property and equipment were approximately $1.2 billion, $1.1 billion, and $1.1 billion for fiscal 2013, 2012, and 2011, respectively. Depreciation and amortization are computed using the straight-line method, generally over the following periods:

Asset Category	Period
Buildings	25 years
Building improvements	10 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of remaining lease term or 5 years
Computer equipment and related software	30 to 36 months
Production, engineering, and other equipment	Up to 5 years
Operating lease assets	Based on lease term generally up to 3 years

(h) Business Combinations The Company allocates the fair value of the purchase consideration of its acquisitions to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development (IPR&D), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When a project underlying reported IPR&D is completed, the corresponding amount of IPR&D is reclassified as an amortizable purchased intangible asset and is amortized over the asset's estimated useful life. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

(i) Goodwill and Purchased Intangible Assets Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter and, when specific circumstances dictate, between annual tests. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss. Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years. See "Long-Lived Assets," following, for the Company's policy regarding impairment testing of purchased intangible assets with finite lives. Purchased intangible assets with indefinite lives are assessed for potential impairment annually or when events or circumstances indicate that their carrying amounts might be impaired.

(j) Long-Lived Assets Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the difference between the fair value of the asset and its carrying value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(k) Fair Value Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The accounting guidance for fair value measurement requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(l) Derivative Instruments The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For a derivative instrument designated as a net investment hedge of the Company's foreign operations, the gain or loss is recorded in the cumulative translation adjustment within AOCI together with the offsetting loss or gain of the hedged exposure of the underlying foreign operations. Any ineffective portion of the net investment hedges is reported in earnings during the period of change. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. The Company records derivative instruments in the statements of cash flows to operating, investing, or financing activities consistent with the cash flows of the hedged item.

Hedge effectiveness for foreign exchange forward contracts used as cash flow hedges is assessed by comparing the change in the fair value of the hedge contract with the change in the fair value of the forecasted cash flows of the hedged item. Hedge effectiveness for equity forward contracts and foreign exchange net investment hedge forward contracts is assessed by comparing changes in fair value due to changes in spot rates for both the derivative and the hedged item. For foreign exchange option contracts, hedge effectiveness is assessed based on the hedging instrument's entire change in fair value. Hedge effectiveness for interest rate swaps is assessed by comparing the change in fair value of the swap with the change in the fair value of the hedged item due to changes in the benchmark interest rate.

(m) Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of AOCI. Income and expense accounts are translated at average exchange rates during the year. Remeasurement adjustments are recorded in other income (loss), net. The effect of foreign currency exchange rates on cash and cash equivalents was not material for any of the fiscal years presented.

(n) Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

(o) Revenue Recognition The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. For hosting arrangements, the Company recognizes subscription revenue ratably over the subscription period, while usage revenue is recognized based on utilization. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services transactional revenue is recognized upon delivery or completion of performance.

The Company uses distributors that stock inventory and typically sell to systems integrators, service providers, and other resellers. The Company refers to this as its two-tier system of sales to the end customer. Revenue from distributors is recognized based on a sell-through method using information provided by them. Distributors participate in various cooperative marketing and other programs, and the Company maintains estimated accruals and allowances for these programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience. Shipping and handling fees billed to customers are included in revenue, with the associated costs included in cost of sales.

Many of the Company's products have both software and nonsoftware components that function together to deliver the products' essential functionality. The Company's product offerings fall into the following categories: Switching, Next-Generation Network (NGN) Routing, Service Provider Video, Collaboration, Wireless, Data Center, Security, and Other Products. The Company also provides technical support and advanced services. The Company has a broad customer base that encompasses virtually all types of public and private entities, including enterprise businesses, service providers, and commercial customers. The Company and its salesforce are not organized by product divisions, and the Company's products and services can be sold standalone or together in various combinations across the Company's geographic segments or customer markets. For example, service provider arrangements are typically larger in scale with longer deployment schedules and involve the delivery of a variety of product technologies, including high-end routing, video and network management software, and other product technologies along with technical support and advanced services. The Company's enterprise and commercial arrangements are unique for each customer and smaller in scale and may include network infrastructure products such as routers and switches or collaboration technologies such as Unified Communications and Cisco TelePresence systems products along with technical support services.

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings due to the needs of its customers. For example, a customer may purchase routing products along with a contract for technical support services. This arrangement would consist of multiple elements, with the products delivered in one reporting period and the technical support services delivered across multiple reporting periods. Another customer may purchase networking products along with advanced service offerings, in which all the elements are delivered within the same reporting period. In addition, distributors purchase products or technical support services on a standalone basis for resale to an end user or for purposes of stocking certain products, and these transactions would not result in a multiple-element arrangement.

In many instances, products are sold separately in standalone arrangements as customers may support the products themselves or purchase support on a time-and-materials basis. Advanced services are sometimes sold in standalone engagements such as general consulting, network management, or security advisory projects, and technical support services are sold separately through renewals of annual contracts. The Company determines its vendor-specific objective evidence (VSOE) based on its normal pricing and discounting practices for the specific product or service when sold separately. VSOE determination requires that a substantial majority of the historical standalone transactions have the selling prices for a product or service that fall within a reasonably narrow pricing range, generally evidenced by approximately 80% of such historical standalone transactions falling within plus or minus 15% of the median rates. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups and customer classifications, and other environmental or marketing variables in determining VSOE.

When the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, which may be due to the Company infrequently selling each element separately, not pricing products within a narrow range, or only having a limited sales history, such as in the case of certain newly introduced product categories, the Company attempts to determine the selling price of each element based on third-party evidence of selling price (TPE). TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers, and its offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE.

When the Company is unable to establish fair value using VSOE or TPE, the Company uses estimated selling prices (ESP) in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were regularly sold on a standalone basis. ESP is generally used for new or highly proprietary offerings and solutions or for offerings not priced within a reasonably narrow range. The Company determines ESP for a product or service by considering multiple factors, including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The determination of ESP is made through consultation with and formal approval by the Company's management, taking into consideration the go-to-market strategy.

The Company regularly reviews VSOE, TPE, and ESP and maintains internal controls over the establishment and updates of these estimates. There were no material impacts during the fiscal year, nor does the Company currently expect a material impact in the near term from changes in VSOE, TPE, or ESP.

The Company's arrangements with multiple deliverables may have a standalone software deliverable that is subject to the software revenue recognition guidance. In these cases, revenue for the software is generally recognized upon shipment or electronic delivery and granting of the license. The revenue for these multiple-element arrangements is allocated to the software deliverable and the nonsoftware deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the applicable accounting guidance. In the circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, ESP is used for the purposes of performing this allocation.

(p) Advertising Costs The Company expenses all advertising costs as incurred. Advertising costs included within sales and marketing expenses were approximately $218 million, $218 million, and $325 million for fiscal 2013, 2012, and 2011, respectively.

(q) Share-Based Compensation Expense The Company measures and recognizes the compensation expense for all share-based awards made to employees and directors, including employee stock options, stock grants, stock units, and employee stock purchases related to the Employee Stock Purchase Plan ("Employee Stock Purchase Rights") based on estimated fair values. The fair value of employee stock options is estimated on the date of grant using a lattice-binomial option-pricing model ("Lattice-Binomial Model") or the Black-Scholes model, and for employee stock purchase rights the Company estimates the fair value using the Black-Scholes model. The fair value for time-based stock awards and stock awards that are contingent upon the achievement of financial performance metrics is based on the grant date share price reduced by the present value of the expected dividend yield prior to vesting. The fair value of market-based stock awards is estimated using an option-pricing model on the date of grant. Because share-based compensation expense is based on awards ultimately expected to vest, it has been reduced for forfeitures.

(r) Software Development Costs Software development costs, including costs to develop software sold, leased, or otherwise marketed, that are incurred subsequent to the establishment of technological feasibility are capitalized if significant. Costs incurred during the application development stage for internal-use software are capitalized if significant. Capitalized software development costs are amortized using the straight-line amortization method over the estimated useful life of the applicable software. Such software development costs required to be capitalized have not been material to date.

(s) Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

(t) Computation of Net Income per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options, unvested restricted stock, and restricted stock units. The dilutive effect of such equity awards is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are collectively assumed to be used to repurchase shares.

(u) Consolidation of Variable Interest Entities The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company's Consolidated Financial Statements.

(v) Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for the following, among others:

- Revenue recognition
- Allowances for accounts receivable, sales returns, and financing receivables
- Inventory valuation and liability for purchase commitments with contract manufacturers and suppliers
- Warranty costs
- Share-based compensation expense
- Fair value measurements and other-than-temporary impairments
- Goodwill and purchased intangible asset impairments
- Income taxes
- Loss contingencies

The actual results experienced by the Company may differ materially from management's estimates.

(w) New Accounting Updates Recently Adopted

In June 2011, the FASB issued an accounting standard update to provide guidance on increasing the prominence of items reported in other comprehensive income, which eliminated the option to present components of other comprehensive income as part of the statement of equity. The Company adopted this accounting standard in the first quarter of fiscal 2013.

In August 2011, the FASB approved a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for the Company beginning in the first quarter of fiscal 2013, and its adoption did not have any impact on the Company's Consolidated Financial Statements.

(x) Recent Accounting Standards or Updates Not Yet Effective

In December 2011, the FASB issued an accounting standard update requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the statement of financial position or that are subject to enforceable master netting arrangements or similar agreements. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014, at which time the Company will include the required disclosures.

In July 2012, the FASB issued an accounting standard update intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014. The adoption of this accounting standard update did not have any impact on the Company's Consolidated Financial Statements.

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014, at which time the Company will include the required disclosures.

In March 2013, the FASB issued an accounting standard update requiring an entity to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when as a parent it either sells a part or all of its investment in the foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2015. The Company is currently evaluating the impact of this accounting standard update on its Consolidated Financial Statements.

In July 2013, the FASB issued an accounting standard update that provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryforward exists. Under the new standard update, the Company's unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward. This accounting standard update will be effective for the Company beginning in the first quarter fiscal 2015 and applied prospectively with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its Consolidated Financial Statements.

3. Business Combinations

(a) Acquisition Summary

On July 30, 2012, the Company completed its acquisition of NDS Group Limited ("NDS"), a provider of video software and content security solutions that enable service providers and media companies to securely deliver and monetize new video entertainment experiences. The acquisition of NDS will be combined with the delivery of Cisco Videoscape, the Company's comprehensive content delivery platform that enables service providers and media companies to deliver next-generation entertainment experiences. The Company has included revenue from the NDS acquisition, subsequent to the acquisition date, in its Service Provider Video product category.

Under the terms of the acquisition agreement, the Company paid total cash consideration of approximately $5.0 billion, which included the repayment of $993 million of pre-existing NDS debt to third party creditors at the closing of the acquisition. The following table summarizes the purchase consideration for the NDS acquisition (in millions):

	Fair Value
Cash consideration to seller	$4,012
Repayment of NDS debt to third party creditors	993
Total purchase consideration	$5,005

The payment of the total purchase consideration of approximately $5.0 billion shown above, net of cash and cash equivalents acquired, is classified as a use of cash under investing activities in the Consolidated Statements of Cash Flows.

The total purchase allocation for NDS is summarized as follows (in millions):

	Fair Value
Cash and cash equivalents	$ 98
Accounts receivable, net	199
Other tangible assets	268
Goodwill	3,444
Purchased intangible assets	1,746
Deferred tax liabilities, net	(378)
Liabilities assumed	(372)
Total purchase consideration	$5,005

The Company completed 12 additional business combinations during fiscal 2013. A summary of the allocation of the total purchase consideration is presented as follows (in millions):

Fiscal 2013	Purchase Consideration	Net Liabilities Assumed	Purchased Intangible Assets	Goodwill
Meraki, Inc.	**$ 974**	**$ (59)**	**$289**	**$ 744**
Intucell, Ltd.	**360**	**(23)**	**106**	**277**
Ubiquisys Limited	**280**	**(30)**	**123**	**187**
All others (nine in total)	**363**	**(25)**	**127**	**261**
Total other acquisitions	**$1,977**	**$(137)**	**$645**	**$1,469**

The Company acquired privately held Meraki, Inc. ("Meraki") in the second quarter of fiscal 2013. Meraki offers mid-market customers on-premise networking solutions centrally managed from the cloud. With its acquisition of Meraki, the Company intends to address the shift to cloud networking as a key part of the Company's overall strategy to accelerate the adoption of software-based business models that provide new consumption options for customers and revenue opportunities for partners. The Company has included revenue from the Meraki acquisition, subsequent to the acquisition date, in its Wireless product category.

The Company acquired privately held Intucell, Ltd. ("Intucell") in the third quarter of fiscal 2013. Intucell provides advanced self-optimizing network software for mobile carriers. With its acquisition of Intucell, the Company intends to enhance its commitment to global service providers by adding a critical network intelligence layer to manage and optimize spectrum, coverage and capacity, and ultimately the quality of the mobile experience. The Company has included revenue from the Intucell acquisition, subsequent to the acquisition date, in its NGN Routing product category.

The Company acquired privately held Ubiquisys Limited ("Ubiquisys") in the fourth quarter of fiscal 2013. Ubiquisys offers service providers intelligent 3G and long-term evolution (LTE) small-cell technologies for seamless connectivity across mobile networks. With its acquisition of Ubiquisys, the Company intends to strengthen its commitment to global service providers by enabling a comprehensive small-cell solution that supports the transition to next-generation radio access networks. The Company has included revenue from the Ubiquisys acquisition, subsequent to the acquisition date, in its NGN Routing product category.

The total purchase consideration related to the Company's business combinations completed during fiscal 2013 consisted of cash consideration, repayment of debt, and vested share-based awards assumed. The total in cash and cash equivalents acquired from these business combinations was approximately $156 million.

Fiscal 2012 and 2011

Allocation of the purchase consideration for business combinations completed in fiscal 2012 is summarized as follows (in millions):

Fiscal 2012	Purchase Consideration	Net Liabilities Assumed	Purchased Intangible Assets	Goodwill
Lightwire, Inc.	$239	$(15)	$ 97	$157
All others (six in total)	159	(24)	103	80
Total acquisitions	$398	$(39)	$200	$237

The Company acquired Lightwire, Inc. ("Lightwire") in the third quarter of fiscal 2012. With its acquisition of Lightwire, a developer of advanced optical interconnect technology for high-speed networking applications, the Company aimed to develop and deliver cost-effective, high-speed networks with the next generation of optical connectivity. The Company included revenue from the Lightwire acquisition, subsequent to the acquisition date, in its Switching product category.

The total purchase consideration related to the Company's business combinations completed during fiscal 2012 consisted of either cash consideration or cash consideration along with vested share-based awards assumed. The total cash and cash equivalents acquired from these business combinations was immaterial.

Allocation of the purchase consideration for business combinations completed in fiscal 2011 is summarized as follows (in millions):

Fiscal 2011	Purchase Consideration	Net Liabilities Assumed	Purchased Intangible Assets	Goodwill
Total acquisitions (six in total)	$288	$(10)	$114	$184

(b) Other Acquisition/Divestiture Information

Total transaction costs related to the Company's business combination activities during fiscal 2013, 2012, and 2011 were $40 million, $15 million, and $10 million, respectively. These transaction costs were expensed as incurred as general and administrative ("G&A") expenses in the Consolidated Statements of Operations.

The Company's purchase price allocation for business combinations completed during recent periods is preliminary and subject to revision as additional information about fair value of assets and liabilities becomes available. Additional information, which existed as of the acquisition date but at that time was unknown to the Company, may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill retroactive to the period in which the acquisition occurred.

The goodwill generated from the Company's business combinations completed during fiscal 2013 is primarily related to expected synergies. The goodwill is generally not deductible for U.S. federal income tax purposes.

The Consolidated Financial Statements include the operating results of each business combination from the date of acquisition. Pro forma results of operations for the acquisitions completed during the fiscal years presented have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

During the third quarter of fiscal 2013, the Company completed the sale of its Linksys product line to a third party. The financial statement impact of the Company's Linksys product line and its resulting sale were not material for any of the fiscal years presented.

(c) Pending Acquisition of Sourcefire, Inc.

In the fourth quarter of fiscal 2013, the Company announced that it had entered into a definitive agreement to acquire Sourcefire, Inc. ("Sourcefire"), a leader in intelligent cybersecurity solutions. Sourcefire delivers innovative, highly automated security through continuous awareness, threat detection and protection across its portfolio, including next-generation intrusion prevention systems, next-generation firewalls, and advanced malware protection. With the Sourcefire acquisition the Company aims to accelerate its security strategy of defending, discovering, and remediating advanced threats to provide continuous security solutions to the Company's customers in more places across the network.

Under the agreement, the Company has agreed to pay approximately $2.7 billion in cash and retention-based incentives to acquire Sourcefire. The acquisition is expected to close in the second half of calendar 2013 and is subject to customary closing conditions, including a regulatory review. Upon close of the acquisition, revenue from Sourcefire will be included in the Company's Security product category.

4. Goodwill and Purchased Intangible Assets

(a) Goodwill

The following table presents the goodwill allocated to the Company's reportable segments as of July 27, 2013 and July 28, 2012, as well as the changes to goodwill during fiscal 2013 and 2012 (in millions):

	Balance at July 28, 2012	NDS Acquisition	Other Acquisitions	Other	Balance at July 27, 2013
Americas	**$11,755**	**$1,230**	**$ 828**	**$(13)**	**$13,800**
EMEA	**3,287**	**1,327**	**411**	**12**	**5,037**
APJC	**1,956**	**887**	**230**	**9**	**3,082**
Total	**$16,998**	**$3,444**	**$1,469**	**$ 8**	**$21,919**

	Balance at July 30, 2011	Acquisitions	Other	Balance at July 28, 2012
Americas	$11,627	$136	$ (8)	$11,755
EMEA	3,272	64	(49)	3,287
APJC	1,919	37	—	1,956
Total	$16,818	$237	$(57)	$16,998

In fiscal 2013, the column entitled "Other" primarily includes purchase accounting adjustments and a goodwill reduction related to divestiture activity. In fiscal 2012, "Other" primarily includes foreign currency translation and purchase accounting adjustments.

(b) Purchased Intangible Assets

The following tables present details of the Company's intangible assets acquired through business combinations completed during fiscal 2013 and 2012 (in millions, except years):

	FINITE LIVES						INDEFINITE LIVES	
	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		IPR&D	TOTAL
Fiscal 2013	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount	Amount
NDS Group Limited	**6.4**	**$ 807**	**6.7**	**$818**	**7.4**	**$ 27**	**$ 94**	**$1,746**
Meraki, Inc.	**8.0**	**259**	**6.0**	**30**	**—**	**—**	**—**	**289**
Intucell, Ltd.	**5.0**	**59**	**5.0**	**11**	**—**	**—**	**36**	**106**
Ubiquisys Limited	**4.0**	**66**	**5.0**	**7**	**—**	**—**	**50**	**123**
All others (nine in total)	**4.7**	**95**	**5.8**	**17**	**5.0**	**1**	**14**	**127**
Total		**$1,286**		**$883**		**$ 28**	**$194**	**$2,391**

	FINITE LIVES						INDEFINITE LIVES	
	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		IPR&D	TOTAL
Fiscal 2012	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount	Amount
Lightwire, Inc.	5.0	$ 97	—	$ —	—	$ —	$—	$ 97
All others	3.5	102	3.0	1	—	—	—	103
Total		$199		$ 1		$ —	$—	$200

The following tables present details of the Company's purchased intangible assets (in millions):

July 27, 2013	Gross	Accumulated Amortization	Net
Purchased intangible assets with finite lives:			
Technology	**$3,563**	**$(1,366)**	**$2,197**
Customer relationships	**1,566**	**(466)**	**1,100**
Other	**30**	**(10)**	**20**
Total purchased intangible assets with finite lives	**5,159**	**(1,842)**	**3,317**
In-process research and development, with indefinite lives	**86**	**—**	**86**
Total	**$5,245**	**$(1,842)**	**$3,403**

July 28, 2012	Gross	Accumulated Amortization	Net
Purchased intangible assets with finite lives:			
Technology	$2,267	$ (908)	$1,359
Customer relationships	2,261	(1,669)	592
Other	49	(41)	8
Total	$4,577	$(2,618)	$1,959

Purchased intangible assets include intangible assets acquired through business combinations as well as through direct purchases or licenses.

The following table presents the amortization of purchased intangible assets (in millions):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Amortization of purchased intangible assets:			
Cost of sales	**$ 606**	$424	$ 492
Operating expenses:			
Amortization of purchased intangible assets	**395**	383	520
Restructuring and other charges	**—**	—	8
Total	**$1,001**	$807	$1,020

There were no impairment charges related to purchased intangible assets during fiscal 2013. Amortization of purchased intangible assets for fiscal 2012 and 2011 included impairment charges of approximately $12 million and $164 million, respectively. The impairment charges of $12 million for fiscal 2012 were due to declines in estimated fair value resulting from reductions in expected future cash flows associated with certain of the Company's technology assets. For fiscal 2011, the $164 million in impairment charges consisted of $64 million of charges to product cost of sales, $92 million of charges to amortization of purchased intangibles, and $8 million of charges to restructuring and other charges. These impairment charges were primarily due to declines in estimated fair value resulting from reductions in expected future cash flows associated with certain of the Company's consumer products and were categorized as follows: $97 million in technology assets, $40 million in customer relationships, and $27 million in other purchased intangible assets.

The estimated future amortization expense of purchased intangible assets with finite lives as of July 27, 2013 is as follows (in millions):

Fiscal Year	Amount
2014	$ 903
2015	820
2016	593
2017	440
2018	294
Thereafter	267
Total	$3,317

5. Restructuring and Other Charges

Fiscal 2011 Plans

In fiscal 2011, the Company initiated a number of key targeted actions to address several areas in its business model. These actions were intended to simplify and focus the Company's organization and operating model, align the Company's cost structure given transitions in the marketplace, divest or exit underperforming operations, and deliver value to the Company's shareholders. The Company initiated these actions to align its business based on its five foundational priorities: leadership in its core business (routing, switching, and associated services), which includes comprehensive security and mobility solutions; collaboration; data center virtualization and cloud; video; and architectures for business transformation.

Pursuant to the restructuring that the Company announced in July 2011, the Company has incurred cumulative charges of approximately $1.1 billion (included as part of the charges discussed below). The Company has completed the July 2011 restructuring and does not expect any remaining charges related to these actions. The following table summarizes the activities related to the restructuring and other charges pursuant to the Company's July 2011 announcement related to the realignment and restructuring of the Company's business as well as certain of its then consumer product lines as announced during April 2011 (in millions):

	Voluntary Early Retirement Program	Employee Severance	Goodwill and Intangible Assets	Other	Total
Gross charges in fiscal 2011	$ 453	$ 247	$ 71	$ 28	$ 799
Cash payments	(436)	(13)	—	—	(449)
Non-cash items	—	—	(71)	(17)	(88)
Balance as of July 30, 2011	17	234	—	11	262
Gross charges in fiscal 2012	—	299	—	54	353
Change in estimate related to fiscal 2011 charges	—	(49)	—	—	(49)
Cash payments	(17)	(401)	—	(18)	(436)
Non-cash items	—	—	—	(20)	(20)
Balance as of July 28, 2012	**—**	**83**	**—**	**27**	**110**
Gross charges in fiscal 2013	**—**	**111**	**—**	**(6)**	**105**
Cash payments	**—**	**(173)**	**—**	**(11)**	**(184)**
Non-cash items	**—**	**—**	**—**	**(3)**	**(3)**
Balance as of July 27, 2013	**$ —**	**$ 21**	**$—**	**$ 7**	**$ 28**

Other charges incurred during fiscal 2012 were primarily for the consolidation of excess facilities, as well as an incremental charge related to the sale of the Company's Juarez, Mexico manufacturing operations, which sale was completed in the first quarter of fiscal 2012.

During fiscal 2011, the Company incurred a charge of approximately $63 million related to a reduction to goodwill as a result of the sale of its Juarez manufacturing operations and also recorded an intangible asset impairment of $8 million in connection with the restructuring of the Company's then consumer product lines. Other charges incurred during fiscal 2011 were primarily related to the consolidation of excess facilities and other charges associated with the realignment and restructuring of the Company's then consumer product lines. During fiscal 2011, the Company also recorded charges of approximately $124 million, primarily related to inventory and supply chain charges in connection with restructuring related to its then consumer product lines, most notably exiting the Flip Video camera product line, which were recorded in cost of sales and not included in the preceding table.

August Fiscal 2014 Plan

In August 2013 the Company announced a workforce reduction plan. The Company is rebalancing its resources with a workforce reduction plan that will impact approximately 4,000 employees, or 5% of the Company's global workforce. The Company expects to take action under this plan beginning in the first quarter of fiscal 2014. The Company currently estimates that it will recognize pre-tax charges to its financial results in an amount not expected to exceed $550 million consisting of severance and other one-time termination benefits, and other associated costs. These charges will be primarily cash-based. The Company expects that approximately $250 million to $300 million of these charges will be recognized during the first quarter of fiscal 2014 with the remaining amount to be recognized during the rest of fiscal 2014.

6. Balance Sheet Details

The following tables provide details of selected balance sheet items (in millions):

	July 27, 2013	July 28, 2012
Inventories:		
Raw materials	$ 105	$ 127
Work in process	24	35
Finished goods:		
Distributor inventory and deferred cost of sales	572	630
Manufactured finished goods	480	597
Total finished goods	1,052	1,227
Service-related spares	256	213
Demonstration systems	39	61
Total	$ 1,476	$ 1,663
Property and equipment, net:		
Land, buildings, and building and leasehold improvements	$ 4,426	$ 4,363
Computer equipment and related software	1,416	1,469
Production, engineering, and other equipment	5,721	5,364
Operating lease assets [(1)]	326	300
Furniture and fixtures	497	487
	12,386	11,983
Less accumulated depreciation and amortization [(1)]	(9,064)	(8,581)
Total	$ 3,322	$ 3,402

(1) Accumulated depreciation related to operating lease assets was $203 and $181 as of July 27, 2013 and July 28, 2012, respectively.

	July 27, 2013	July 28, 2012
Other assets:		
Deferred tax assets	$ 1,539	$ 2,270
Investments in privately held companies	833	858
Other	743	754
Total	$ 3,115	$ 3,882
Deferred revenue:		
Service	$ 9,403	$ 9,173
Product:		
Unrecognized revenue on product shipments and other deferred revenue	3,340	2,975
Cash receipts related to unrecognized revenue from two-tier distributors	680	732
Total product deferred revenue	4,020	3,707
Total	$13,423	$12,880
Reported as:		
Current	$ 9,262	$ 8,852
Noncurrent	4,161	4,028
Total	$13,423	$12,880

7. Financing Receivables and Guarantees

(a) Financing Receivables

Financing receivables primarily consist of lease receivables, loan receivables, and financed service contracts and other. Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company's and complementary third-party products and are typically collateralized by a security interest in the underlying assets. Loan receivables represent financing arrangements related to the sale of the Company's products and services, which may include additional funding for other costs associated with network installation and integration of the Company's products and services. Lease receivables consist of arrangements with terms of four years on average, while loan receivables generally have terms of up to three years. The financed service contracts and other category includes financing receivables related to technical support and advanced services, as well as receivables related to financing of certain indirect costs associated with leases. Revenue related to the technical support services is typically deferred and included in deferred service revenue and is recognized ratably over the period during which the related services are to be performed, which typically ranges from one to three years.

A summary of the Company's financing receivables is presented as follows (in millions):

July 27, 2013	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total Financing Receivables
Gross	**$3,780**	**$1,649**	**$3,136**	**$8,565**
Unearned income	**(273)**	**—**	**—**	**(273)**
Allowance for credit loss	**(238)**	**(86)**	**(20)**	**(344)**
Total, net	**$3,269**	**$1,563**	**$3,116**	**$7,948**
Reported as:				
Current	**$1,418**	**$ 898**	**$1,721**	**$4,037**
Noncurrent	**1,851**	**665**	**1,395**	**3,911**
Total, net	**$3,269**	**$1,563**	**$3,116**	**$7,948**

July 28, 2012	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total Financing Receivables
Gross	$3,429	$1,796	$2,651	$7,876
Unearned income	(250)	—	—	(250)
Allowance for credit loss	(247)	(122)	(11)	(380)
Total, net	$2,932	$1,674	$2,640	$7,246
Reported as:				
Current	$1,200	$ 968	$1,493	$3,661
Noncurrent	1,732	706	1,147	3,585
Total, net	$2,932	$1,674	$2,640	$7,246

As of July 27, 2013 and July 28, 2012, the deferred service revenue related to the financed service contracts and other was $2,036 million and $1,838 million, respectively.

Contractual maturities of the gross lease receivables at July 27, 2013 are summarized as follows (in millions):

Fiscal Year	Amount
2014	$1,656
2015	1,114
2016	632
2017	301
2018	75
Thereafter	2
Total	$3,780

Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

(b) Credit Quality of Financing Receivables

Financing receivables categorized by the Company's internal credit risk rating as of July 27, 2013 and July 28, 2012 are summarized as follows (in millions):

July 27, 2013	INTERNAL CREDIT RISK RATING					
	1 to 4	5 to 6	7 and Higher	Total	Residual Value	Gross Receivables, Net of Unearned Income
Lease receivables	**$1,681**	**$1,482**	**$ 93**	**$3,256**	**$251**	**$3,507**
Loan receivables	**842**	**777**	**30**	**1,649**	**—**	**1,649**
Financed service contracts and other	**1,876**	**1,141**	**119**	**3,136**	**—**	**3,136**
Total	**$4,399**	**$3,400**	**$242**	**$8,041**	**$251**	**$8,292**

July 28, 2012	INTERNAL CREDIT RISK RATING					
	1 to 4	5 to 6	7 and Higher	Total	Residual Value	Gross Receivables, Net of Unearned Income
Lease receivables	$1,532	$1,342	$ 31	$2,905	$274	$3,179
Loan receivables	831	921	44	1,796	—	1,796
Financed service contracts and other	1,552	1,030	69	2,651	—	2,651
Total	$3,915	$3,293	$144	$7,352	$274	$7,626

The Company determines the adequacy of its allowance for credit loss by assessing the risks and losses inherent in its financing receivables by portfolio segment. The portfolio segment is based on the types of financing offered by the Company to its customers: lease receivables, loan receivables, and financed service contracts and other.

The Company's internal credit risk ratings of 1 through 4 correspond to investment-grade ratings, while credit risk ratings of 5 and 6 correspond to non-investment grade ratings. Credit risk ratings of 7 and higher correspond to substandard ratings and constitute a relatively small portion of the Company's financing receivables.

In circumstances when collectibility is not deemed reasonably assured, the associated revenue is deferred in accordance with the Company's revenue recognition policies, and the related allowance for credit loss, if any, is included in deferred revenue. The Company also records deferred revenue associated with financing receivables when there are remaining performance obligations, as it does for financed service contracts. Total allowances for credit loss and deferred revenue as of July 27, 2013 and July 28, 2012 were $2,453 million and $2,387 million, respectively, and were associated with financing receivables (net of unearned income) of $8,292 million and $7,626 million as of their respective period ends. The Company did not modify any financing receivables during the periods presented.

The following tables present the aging analysis of financing receivables as of July 27, 2013 and July 28, 2012 (in millions):

July 27, 2013	DAYS PAST DUE (INCLUDES BILLED AND UNBILLED)							
	31-60	61-90	91+	Total Past Due	Current	Gross Receivables, Net of Unearned Income	Nonaccrual Financing Receivables	Impaired Financing Receivables
Lease receivables	**$ 85**	**$48**	**$124**	**$257**	**$3,250**	**$3,507**	**$27**	**$22**
Loan receivables	**6**	**3**	**11**	**20**	**1,629**	**1,649**	**11**	**9**
Financed service contracts and other	**75**	**48**	**392**	**515**	**2,621**	**3,136**	**18**	**11**
Total	**$166**	**$99**	**$527**	**$792**	**$7,500**	**$8,292**	**$56**	**$42**

July 28, 2012	DAYS PAST DUE (INCLUDES BILLED AND UNBILLED) 31-60	61-90	91+	Total Past Due	Current	Gross Receivables, Net of Unearned Income	Nonaccrual Financing Receivables	Impaired Financing Receivables
Lease receivables	$151	$ 69	$173	$393	$2,786	$3,179	$23	$14
Loan receivables	10	8	11	29	1,767	1,796	4	4
Financed service contracts and other	89	68	392	549	2,102	2,651	18	10
Total	$250	$145	$576	$971	$6,655	$7,626	$45	$28

Past due financing receivables are those that are 31 days or more past due according to their contractual payment terms. The data in the preceding tables are presented by contract and the aging classification of each contract is based on the oldest outstanding receivable, and therefore past due amounts also include unbilled and current receivables within the same contract. The preceding aging tables exclude pending adjustments on billed tax assessment in certain international markets. The balances of either unbilled or current financing receivables included in the category of 91 days plus past due for financing receivables were $406 million and $455 million as of July 27, 2013 and July 28, 2012, respectively.

As of July 27, 2013, the Company had financing receivables of $87 million, net of unbilled or current receivables from the same contract, that were in the category for 91 days plus past due but remained on accrual status. Such balance was $109 million as of July 28, 2012. A financing receivable may be placed on nonaccrual status earlier if, in management's opinion, a timely collection of the full principal and interest becomes uncertain.

(c) Allowance for Credit Loss Rollforward

The allowances for credit loss and the related financing receivables are summarized as follows (in millions):

	CREDIT LOSS ALLOWANCES			
	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total
Allowance for credit loss as of July 28, 2012	**$ 247**	**$ 122**	**$ 11**	**$ 380**
Provisions	**21**	**(20)**	**10**	**11**
Write-offs, net of recoveries	**(30)**	**(15)**	**(1)**	**(46)**
Foreign exchange and other	**—**	**(1)**	**—**	**(1)**
Allowance for credit loss as of July 27, 2013	**$ 238**	**$ 86**	**$ 20**	**$ 344**
Gross receivables as of July 27, 2013, net of unearned income	**$3,507**	**$1,649**	**$3,136**	**$8,292**

	CREDIT LOSS ALLOWANCES			
	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total
Allowance for credit loss as of July 30, 2011	$ 237	$ 103	$ 27	$ 367
Provisions	22	22	(13)	31
Write-offs, net of recoveries	(2)	—	(1)	(3)
Foreign exchange and other	(10)	(3)	(2)	(15)
Allowance for credit loss as of July 28, 2012	$ 247	$ 122	$ 11	$ 380
Gross receivables as of July 28, 2012, net of unearned income	$3,179	$1,796	$2,651	$7,626

	CREDIT LOSS ALLOWANCES			
	Lease Receivables	Loan Receivables	Financed Service Contracts and Other	Total
Allowance for credit loss as of July 31, 2010	$ 207	$ 73	$ 21	$ 301
Provisions	31	43	8	82
Write-offs, net of recoveries	(13)	(18)	(2)	(33)
Foreign exchange and other	12	5	—	17
Allowance for credit loss as of July 30, 2011	$ 237	$ 103	$ 27	$ 367
Gross receivables as of July 30, 2011, net of unearned income	$2,861	$1,468	$2,637	$6,966

(d) Financing Guarantees

In the ordinary course of business, the Company provides financing guarantees for various third-party financing arrangements extended to channel partners and end-user customers. Payments under these financing guarantee arrangements were not material for the periods presented.

Channel Partner Financing Guarantees The Company facilitates arrangements for third-party financing extended to channel partners, consisting of revolving short-term financing, generally with payment terms ranging from 60 to 90 days. These financing arrangements facilitate the working capital requirements of the channel partners, and, in some cases, the Company guarantees a portion of these arrangements. The volume of channel partner financing was $23.8 billion, $21.3 billion, and $18.2 billion for fiscal 2013, 2012, and 2011, respectively. The balance of the channel partner financing subject to guarantees was $1.4 billion and $1.2 billion as of July 27, 2013 and July 28, 2012, respectively.

End-User Financing Guarantees The Company also provides financing guarantees for third-party financing arrangements extended to end-user customers related to leases and loans, which typically have terms of up to three years. The volume of financing provided by third parties for leases and loans as to which the Company had provided guarantees was $185 million for fiscal 2013, $227 million for fiscal 2012, and $247 million for fiscal 2011.

Financing Guarantee Summary The aggregate amounts of financing guarantees outstanding at July 27, 2013 and July 28, 2012, representing the total maximum potential future payments under financing arrangements with third parties along with the related deferred revenue, are summarized in the following table (in millions):

	July 27, 2013	July 28, 2012
Maximum potential future payments relating to financing guarantees:		
Channel partner	**$ 438**	$ 277
End user	**237**	232
Total	**$ 675**	$ 509
Deferred revenue associated with financing guarantees:		
Channel partner	**$(225)**	$(193)
End user	**(191)**	(200)
Total	**$(416)**	$(393)
Maximum potential future payments relating to financing guarantees, net of associated deferred revenue	**$ 259**	$ 116

8. Investments

(a) Summary of Available-for-Sale Investments

The following tables summarize the Company's available-for-sale investments (in millions):

July 27, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
U.S. government securities	**$27,814**	**$ 22**	**$(13)**	**$27,823**
U.S. government agency securities	**3,083**	**7**	**(1)**	**3,089**
Non-U.S. government and agency securities	**1,094**	**3**	**(2)**	**1,095**
Corporate debt securities	**7,876**	**55**	**(50)**	**7,881**
Total fixed income securities	**39,867**	**87**	**(66)**	**39,888**
Publicly traded equity securities	**2,063**	**738**	**(4)**	**2,797**
Total	**$41,930**	**$825**	**$(70)**	**$42,685**

July 28, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
U.S. government securities	$24,201	$ 41	$ (1)	$24,241
U.S. government agency securities	5,367	21	—	5,388
Non-U.S. government and agency securities	1,629	9	—	1,638
Corporate debt securities	5,959	74	(3)	6,030
Total fixed income securities	37,156	145	(4)	37,297
Publicly traded equity securities	1,107	524	(11)	1,620
Total	$38,263	$669	$(15)	$38,917

U.S. government agency securities include corporate debt securities that are guaranteed by the Federal Deposit Insurance Corporation (FDIC), while non-U.S. government and agency securities include agency and corporate debt securities that are guaranteed by non-U.S. governments.

(b) Gains and Losses on Available-for-Sale Investments

The following table presents the gross realized gains and gross realized losses related to the Company's available-for-sale investments (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Gross realized gains	**$ 264**	$ 561	$ 322
Gross realized losses	**(216)**	(460)	(143)
Total	**$ 48**	$ 101	$ 179

The following table presents the realized net gains (losses) related to the Company's available-for-sale investments by security type (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Net gains on investments in publicly traded equity securities	**$17**	$ 43	$ 88
Net gains on investments in fixed income securities	**31**	58	91
Total	**$48**	$101	$179

Impairment charges on available-for-sale investments were not material for the periods presented.

The following tables present the breakdown of the available-for-sale investments with gross unrealized losses and the duration that those losses had been unrealized at July 27, 2013 and July 28, 2012 (in millions):

July 27, 2013	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed income securities:						
U.S. government securities	**$ 7,865**	**$(13)**	**$ —**	**$ —**	**$ 7,865**	**$(13)**
U.S. government agency securities	**294**	**(1)**	**—**	**—**	**294**	**(1)**
Non-U.S. government and agency securities	**432**	**(2)**	**—**	**—**	**432**	**(2)**
Corporate debt securities	**3,704**	**(50)**	**4**	**—**	**3,708**	**(50)**
Total fixed income securities	**12,295**	**(66)**	**4**	**—**	**12,299**	**(66)**
Publicly traded equity securities	**278**	**(4)**	**—**	**—**	**278**	**(4)**
Total	**$12,573**	**$(70)**	**$ 4**	**$ —**	**$12,577**	**$(70)**

July 28, 2012	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed income securities:						
U.S. government securities	$5,357	$ (1)	$ —	$ —	$5,357	$ (1)
Corporate debt securities	603	(3)	14	—	617	(3)
Total fixed income securities	5,960	(4)	14	—	5,974	(4)
Publicly traded equity securities	167	(8)	20	(3)	187	(11)
Total	$6,127	$(12)	$ 34	$ (3)	$6,161	$(15)

As of July 27, 2013, for fixed income securities that were in unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of July 27, 2013, the Company anticipates that it will recover the entire amortized cost basis of such fixed income securities and has determined that no other-than-temporary impairments associated with credit losses were required to be recognized during the year ended July 27, 2013.

The Company has evaluated its publicly traded equity securities as of July 27, 2013 and has determined that there was no indication of other-than-temporary impairments in the respective categories of unrealized losses. This determination was based on several factors, which include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the publicly traded equity securities for a period of time sufficient to allow for any anticipated recovery in market value.

(c) Maturities of Fixed Income Securities

The following table summarizes the maturities of the Company's fixed income securities at July 27, 2013 (in millions):

	Amortized Cost	Fair Value
Less than 1 year	$15,903	$15,918
Due in 1 to 2 years	11,115	11,144
Due in 2 to 5 years	12,706	12,681
Due after 5 years	143	145
Total	$39,867	$39,888

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

(d) Securities Lending

The Company periodically engages in securities lending activities with certain of its available-for-sale investments. These transactions are accounted for as a secured lending of the securities, and the securities are typically loaned only on an overnight basis. The average daily balance of securities lending for fiscal 2013 and 2012 was $0.7 billion and $0.5 billion, respectively. The Company requires collateral equal to at least 102% of the fair market value of the loaned security in the form of cash or liquid, high-quality assets. The Company engages in these secured lending transactions only with highly creditworthy counterparties, and the associated portfolio custodian has agreed to indemnify the Company against collateral losses. The Company did not experience any losses in connection with the secured lending of securities during the periods presented. As of July 27, 2013 and July 28, 2012, the Company had no outstanding securities lending transactions.

9. Fair Value

(a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present assets and liabilities measured at fair value on a recurring basis as of July 27, 2013 and July 28, 2012 (in millions):

	JULY 27, 2013 FAIR VALUE MEASUREMENTS			JULY 28, 2012 FAIR VALUE MEASUREMENTS			
	Level 1	**Level 2**	**Total Balance**	Level 1	Level 2	Level 3	Total Balance
Assets							
Cash equivalents:							
Money market funds	**$6,045**	**$ —**	**$ 6,045**	$2,506	$ —	$—	$ 2,506
Available-for-sale investments:							
U.S. government securities	**—**	**27,823**	**27,823**	—	24,241	—	24,241
U.S. government agency securities	**—**	**3,089**	**3,089**	—	5,388	—	5,388
Non-U.S. government and agency securities	**—**	**1,095**	**1,095**	—	1,638	—	1,638
Corporate debt securities	**—**	**7,881**	**7,881**	—	6,030	—	6,030
Publicly traded equity securities	**2,797**	**—**	**2,797**	1,620	—	—	1,620
Derivative assets	**—**	**182**	**182**	—	263	1	264
Total	**$8,842**	**$40,070**	**$48,912**	$4,126	$37,560	$ 1	$41,687
Liabilities:							
Derivative liabilities	**$ —**	**$ 171**	**$ 171**	$ —	$ 42	$—	$ 42
Total	**$ —**	**$ 171**	**$ 171**	$ —	$ 42	$—	$ 42

Level 1 publicly traded equity securities are determined by using quoted prices in active markets for identical assets. Level 2 fixed income securities are priced using quoted market prices for similar instruments or nonbinding market prices that are corroborated by observable market data. The Company uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets and liabilities. The Company uses such pricing data as the primary input to make its assessments and determinations as to the ultimate valuation of its investment portfolio and has not made, during the periods presented, any material adjustments to such inputs. The Company is ultimately responsible for the financial statements and underlying estimates. The Company's derivative instruments are primarily classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented.

Level 3 assets include certain derivative instruments, the values of which are determined based on discounted cash flow models using inputs that the Company could not corroborate with market data. The activity related to assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended July 27, 2013 was not material.

The following table presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended July 28, 2012 (in millions):

	Asset-Backed Securities	Derivative Assets	Total
Balance at July 30, 2011	$ 121	$ 2	$ 123
Total gains and losses (realized and unrealized):			
Included in other income(loss), net	3	—	3
Included in other comprehensive income	(3)	—	(3)
Sales	(14)	(1)	(15)
Transfer into Level 2	(107)	—	(107)
Balance at July 28, 2012	$ —	$ 1	$ 1

The Company's asset-backed securities, prior to being sold, were reclassified from Level 3 to Level 2 during fiscal 2012, as circumstances indicated an increase in market activity, and related observable market data was available for these financial assets.

(b) Assets Measured at Fair Value on a Nonrecurring Basis

The following tables present the Company's financial instruments and nonfinancial assets that were measured at fair value on a nonrecurring basis during the indicated periods and the related recognized gains and losses for the periods (in millions):

	July 27, 2013		July 28, 2012		July 30, 2011	
	Net Carrying Value as of Year End	**Total Gains (Losses) for the Year Ended**	Net Carrying Value as of Year End	Total Gains (Losses) for the Year Ended	Net Carrying Value as of Year End	Total Gains (Losses) for the Year Ended
Assets held for sale	**$ 1**	**$ (1)**	$ 63	$(413)	$ 20	$ (38)
Investments in privately held companies	**$ 63**	**(31)**	$ 47	(23)	$ 13	(10)
Purchased intangible assets	**$ —**	**—**	$ —	(12)	$ —	(164)
Manufacturing operations held for sale	**$ —**	**—**	$ —	—	$ 167	(61)
Gains on assets no longer held at end of fiscal year		**75**		14		—
Total gains (losses) for nonrecurring measurements		**$ 43**		$(434)		$(273)

The assets in the preceding table were measured at fair value due to events or circumstances the Company identified as having significant impact on their fair value during the respective periods. To arrive at the valuation of these assets, the Company considers any significant changes in the financial metrics and economic variables and also uses third-party valuation reports to assist in the valuation as necessary. These assets were classified as Level 3 assets because the Company used unobservable inputs to value them.

The assets held for sale represent land and buildings which met the criteria to be classified as held for sale. The fair value of assets held for sale was measured with the assistance of third-party valuation models which used discounted cash flow techniques as part of their analysis. The fair value measurement was categorized as Level 3 as significant unobservable inputs were used in the valuation report. The impairment charges as a result of the valuations, which represented the difference between the fair value less cost to sell and the carrying amount of the assets held for sale, were included in G&A expenses.

The fair value measurement of the impaired investments was classified as Level 3 because significant unobservable inputs were used in the valuation due to the absence of quoted market prices and inherent lack of liquidity. Significant unobservable inputs, which included financial metrics of comparable private and public companies, financial condition and near-term prospects of the investees, recent financing activities of the investees, and the investees' capital structure as well as other economic variables, reflected the assumptions market participants would use in pricing these assets. The impairment charges, representing the difference between the net book value and the fair value as a result of the evaluation, were recorded to other income (loss), net.

The fair value of purchased intangible assets measured at fair value on a nonrecurring basis was categorized as Level 3 due to the use of significant unobservable inputs in the valuation. Significant unobservable inputs that were used included expected revenues and net income related to the assets and the expected life of the assets. The difference between the estimated fair value and the carrying value of the assets was recorded as an impairment charge. There was no impairment charge related to purchased intangible assets during the year ended July 27, 2013. For the years ended July 28, 2012 and July 30, 2011, such impairment charges were recorded in cost of sales and operating expenses as appropriate. See Note 4.

The loss related to the manufacturing operations held for sale during fiscal 2011 was primarily related to a reduction in goodwill related to the sale of the Company's set-top box manufacturing operations in Juarez, Mexico, which sale was completed during the first quarter of fiscal 2012. See Note 5. This goodwill reduction represented the difference between the carrying value and the implied fair value of the goodwill associated with the disposal group being evaluated.

(c) Other Fair Value Disclosures

As of July 27, 2013, the carrying value of the Company's investments in privately held companies that were accounted for under the cost method was $242 million. It was not practicable to estimate the fair value of this portfolio.

The fair value of the Company's short-term loan receivables and financed service contracts approximates their carrying value due to their short duration.

The aggregate carrying value of the Company's long-term loan receivables and financed service contracts and other as of July 27, 2013 and July 28, 2012 was $2.1 billion and $1.9 billion, respectively. The estimated fair value of the Company's long-term loan receivables and financed service contracts and other approximates their carrying value. The Company uses significant unobservable inputs in determining discounted cash flows to estimate the fair value of its long-term loan receivables and financed service contracts and therefore they are categorized as Level 3.

As of July 27, 2013, the fair value of the Company's long-term debt was $17.6 billion with a carrying amount of $16.2 billion. This compares to a fair value of $18.8 billion and a carrying amount of $16.3 billion as of July 28, 2012. The fair value of the long-term debt was determined based on observable market prices in a less active market and was categorized as Level 2 in the fair value hierarchy.

10. Borrowings

(a) Short-Term Debt

The following table summarizes the Company's short-term debt (in millions, except percentages):

	July 27, 2013		July 28, 2012	
	Amount	**Weighted-Average Interest Rate**	Amount	Weighted-Average Interest Rate
Current portion of long-term debt	**$3,273**	**0.63%**	$ —	—%
Other notes and borrowings	**10**	**2.52%**	31	6.72%
Total short-term debt	**$3,283**		$ 31	

In fiscal 2011, the Company established a short-term debt financing program of up to $3.0 billion through the issuance of commercial paper notes. The Company uses the proceeds from the issuance of commercial paper notes for general corporate purposes. The Company had no commercial paper notes outstanding as of each of July 27, 2013 and July 28, 2012.

Other notes and borrowings consisted of the short-term portion of secured borrowings associated with customer financing arrangements as well as notes and credit facilities with a number of financial institutions that are available to certain of the Company's foreign subsidiaries. These notes and credit facilities were subject to various terms and foreign currency market interest rates pursuant to individual financial arrangements between the financing institution and the applicable foreign subsidiary.

As of July 27, 2013 and July 28, 2012, the estimated fair value of the short-term debt approximates its carrying value due to the short maturities.

(b) Long-Term Debt

The following table summarizes the Company's long-term debt (in millions, except percentages):

	July 27, 2013		July 28, 2012	
	Amount	**Effective Rate**	Amount	Effective Rate
Senior notes:				
Floating-rate notes, due 2014	**$ 1,250**	**0.62%**	$ 1,250	0.81%
1.625% fixed-rate notes, due 2014	**2,000**	**0.64%**	2,000	0.84%
2.90% fixed-rate notes, due 2014	**500**	**3.11%**	500	3.11%
5.50% fixed-rate notes, due 2016	**3,000**	**3.07%**	3,000	3.16%
3.15% fixed-rate notes, due 2017	**750**	**0.84%**	750	1.03%
4.95% fixed-rate notes, due 2019	**2,000**	**4.70%**	2,000	5.08%
4.45% fixed-rate notes, due 2020	**2,500**	**4.15%**	2,500	4.50%
5.90% fixed-rate notes, due 2039	**2,000**	**6.11%**	2,000	6.11%
5.50% fixed-rate notes, due 2040	**2,000**	**5.67%**	2,000	5.67%
Other long-term debt	**21**	**1.46%**	10	0.19%
Total	**16,021**		16,010	
Unaccreted discount	**(65)**		(70)	
Hedge accounting fair value adjustments	**245**		357	
Total	**$16,201**		$16,297	
Reported as:				
Current portion of long-term debt	**$ 3,273**		$ —	
Long-term debt	**12,928**		16,297	
Total	**$16,201**		$16,297	

To achieve its interest rate risk management objectives, the Company has entered into interest rate swaps with an aggregate notional amount of $5.25 billion designated as fair value hedges of certain of its fixed-rate senior notes. In effect, these swaps convert the fixed interest rates of the fixed-rate notes to floating interest rates based on the London InterBank Offered Rate (LIBOR). The gains and losses related to changes in the fair value of the interest rate swaps substantially offset changes in the fair value of the hedged portion of the underlying debt that are attributable to the changes in market interest rates. See Note 11.

The effective rates for the fixed-rate debt include the interest on the notes, the accretion of the discount, and, if applicable, adjustments related to hedging. Interest is payable semiannually on each class of the senior fixed-rate notes and payable quarterly on the floating-rate notes. Each of the senior fixed-rate notes is redeemable by the Company at any time, subject to a make-whole premium.

The senior notes rank at par with the commercial paper notes that may be issued in the future pursuant to the Company's short-term debt financing program, as discussed above under "(a) Short-Term Debt." As of July 27, 2013, the Company was in compliance with all debt covenants.

Future principal payments for long-term debt as of July 27, 2013 are summarized as follows (in millions):

Fiscal Year	Amount
2014	$ 3,260
2015	507
2016	3,003
2017	751
2018	—
Thereafter	8,500
Total	$16,021

(c) Credit Facility

On February 17, 2012, the Company entered into a credit agreement with certain institutional lenders that provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on February 17, 2017. Any advances under the credit agreement will accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50%, Bank of America's "prime rate" as announced from time to time, or one-month LIBOR plus 1.00% or (ii) LIBOR plus a margin that is based on the Company's senior debt credit ratings as published by Standard & Poor's Financial Services, LLC and Moody's Investors Service, Inc. The credit agreement requires the Company to comply with certain covenants, including that it maintains an interest coverage ratio as defined in the agreement. As of July 27, 2013, the Company was in compliance with all such required covenants, and the Company had not borrowed any funds under the credit facility.

The Company may also, upon the agreement of either the then-existing lenders or additional lenders not currently parties to the agreement, increase the commitments under the credit facility by up to an additional $2.0 billion and/or extend the expiration date of the credit facility by up to two additional years, or up to February 17, 2019.

11. Derivative Instruments

(a) Summary of Derivative Instruments

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate, interest rate, and equity price risks. The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates, interest rates, and equity prices. The Company's derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company does, however, seek to mitigate such risks by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

The fair values of the Company's derivative instruments and the line items on the Consolidated Balance Sheets to which they were recorded are summarized as follows (in millions):

	DERIVATIVE ASSETS			DERIVATIVE LIABILITIES		
	Balance Sheet Line Item	**July 27, 2013**	July 28, 2012	Balance Sheet Line Item	**July 27, 2013**	July 28, 2012
Derivatives designated as hedging instruments:						
Foreign currency derivatives	Other current assets	**$ 33**	$ 24	Other current liabilities	**$ 7**	$ 26
Interest rate derivatives	Other assets	**147**	223	Other long-term liabilities	**2**	—
Equity derivatives	Other current assets	**—**	—	Other current liabilities	**155**	4
Total		**180**	247		**164**	30
Derivatives not designated as hedging instruments:						
Foreign currency derivatives	Other current assets	**2**	16	Other current liabilities	**7**	12
Equity derivatives	Other assets	**—**	1	Other long-term liabilities	**—**	—
Total		**2**	17		**7**	12
Total		**$182**	$264		**$171**	$ 42

The effects of the Company's cash flow and net investment hedging instruments on OCI and the Consolidated Statements of Operations are summarized as follows (in millions):

	GAINS (LOSSES) RECOGNIZED IN OCI ON DERIVATIVES FOR THE YEARS ENDED (EFFECTIVE PORTION)			GAINS (LOSSES) RECLASSIFIED FROM AOCI INTO INCOME FOR THE YEARS ENDED (EFFECTIVE PORTION)			
	July 27, 2013	July 28, 2012	July 30, 2011	Line Item in Statements of Operations	**July 27, 2013**	July 28, 2012	July 30, 2011
Derivatives designated as cash flow hedging instruments:							
Foreign currency derivatives	**$ 73**	$(131)	$ 87	Operating expenses	**$ 10**	$(59)	$ 89
				Cost of sales - service	**2**	(14)	17
Interest rate derivatives	**—**	—	—	Interest expense	**—**	1	2
Total	**$ 73**	$(131)	$ 87		**$ 12**	$(72)	$108
Derivatives designated as net investment hedging instruments:							
Foreign currency derivatives	**$ (1)**	$ 23	$ (10)	Other income (loss), net	**$ —**	$ —	$ —

As of July 27, 2013, the Company estimates that approximately $20 million of net derivative gains related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months.

The effect on the Consolidated Statements of Operations of derivative instruments designated as fair value hedges and the underlying hedged items is summarized as follows (in millions):

		GAINS (LOSSES) ON DERIVATIVES INSTRUMENTS FOR THE YEARS ENDED			GAINS (LOSSES) RELATED TO HEDGED ITEMS FOR THE YEARS ENDED		
Derivatives Designated as Fair Value Hedging Instruments	Line Item in Statements of Operations	**July 27, 2013**	July 28, 2012	July 30, 2011	**July 27, 2013**	July 28, 2012	July 30, 2011
Equity derivatives	Other income (loss), net	**$(155)**	$ (4)	$ —	**$155**	$ 4	$—
Interest rate derivatives	Interest expense	**(78)**	78	74	**78**	(80)	(77)
Total		**$(233)**	$74	$ 74	**$233**	$(76)	$ (77)

The effect on the Consolidated Statements of Operations of derivative instruments not designated as hedges is summarized as follows (in millions):

		GAINS (LOSSES) FOR THE YEARS ENDED		
Derivatives Not Designated as Hedging Instruments	Line Item in Statements of Operations	**July 27, 2013**	July 28, 2012	July 30, 2011
Foreign currency derivatives	Other income (loss), net	**$ (74)**	$(206)	$264
Total return swaps - deferred compensation	Cost of sales - product	**—**	4	—
Total return swaps - deferred compensation	Operating expenses	**61**	3	33
Equity derivatives	Other income (loss), net	**—**	6	25
Total		**$ (13)**	$(193)	$322

The notional amounts of the Company's outstanding derivatives are summarized as follows (in millions):

	July 27, 2013	July 28, 2012
Derivatives designated as hedging instruments:		
Foreign currency derivatives - cash flow hedges	**$ 1,885**	$ 2,910
Interest rate derivatives	**5,250**	4,250
Net investment hedging instruments	**662**	468
Equity derivatives	**1,098**	272
Derivatives not designated as hedging instruments:		
Foreign currency derivatives	**3,739**	6,241
Total return swaps-deferred compensation	**358**	269
Total	**$12,992**	$14,410

(b) Foreign Currency Exchange Risk

The Company conducts business globally in numerous currencies. Therefore, it is exposed to adverse movements in foreign currency exchange rates. To limit the exposure related to foreign currency changes, the Company enters into foreign currency contracts. The Company does not enter into such contracts for trading purposes.

The Company hedges forecasted foreign currency transactions related to certain operating expenses and service cost of sales with currency options and forward contracts. These currency option and forward contracts, designated as cash flow hedges, generally have maturities of less than 18 months. The Company assesses effectiveness based on changes in total fair value of the derivatives. The effective portion of the derivative instrument's gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. During the fiscal years presented, the Company did not discontinue any cash flow hedges for which it was probable that a forecasted transaction would not occur.

The Company enters into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on assets and liabilities such as foreign currency receivables, including long-term customer financings, investments, and payables. These derivatives are not designated as hedging instruments. Gains and losses on the contracts are included in other income (loss), net, and substantially offset foreign exchange gains and losses from the remeasurement of intercompany balances or other current assets, investments, or liabilities denominated in currencies other than the functional currency of the reporting entity.

The Company hedges certain net investments in its foreign operations with forward contracts to reduce the effects of foreign currency fluctuations on the Company's net investment in those foreign subsidiaries. These derivative instruments generally have maturities of up to six months.

(c) Interest Rate Risk

Interest Rate Derivatives, Investments The Company's primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. As of July 27, 2013 and July 28, 2012, the Company did not have any outstanding interest rate derivatives related to its fixed income securities.

Interest Rate Derivatives Designated as Fair Value Hedge, Long-Term Debt In fiscal 2013, the Company entered into interest rate swaps designated as fair value hedges related to fixed-rate senior notes that were issued in February 2009 and November 2009 and are due in 2019 and 2020, respectively. In fiscal 2011, the Company entered into interest rate swaps designated as fair value hedges related to fixed-rate senior notes that were issued in March 2011 and are due in 2014 and 2017. In fiscal 2010, the Company entered into interest rate swaps designated as fair value hedges for a portion of senior fixed-rate notes that were issued in 2006 and are due in 2016. Under these interest rate swaps, the Company receives fixed-rate interest payments and makes interest payments based on LIBOR plus a fixed number of basis points. The effect of such swaps is to convert the fixed interest rates of the senior fixed-rate notes to floating interest rates based on LIBOR. The gains and losses related to changes in the fair value of the interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying debt that are attributable to the changes in market interest rates. The fair value of the interest rate swaps was reflected in other assets.

(d) Equity Price Risk

The Company may hold equity securities for strategic purposes or to diversify its overall investment portfolio. The publicly traded equity securities in the Company's portfolio are subject to price risk. To manage its exposure to changes in the fair value of certain equity securities, the Company has entered into equity derivatives that are designated as fair value hedges. The changes in the value of the hedging instruments are included in other income (loss), net, and offset the change in the fair value of the underlying hedged investment. In addition, the Company periodically manages the risk of its investment portfolio by entering into equity derivatives that are not designated as accounting hedges. The changes in the fair value of these derivatives are also included in other income (loss), net.

The Company is also exposed to variability in compensation charges related to certain deferred compensation obligations to employees. Although not designated as accounting hedges, the Company utilizes derivatives such as total return swaps to economically hedge this exposure.

(e) Hedge Effectiveness

For the fiscal years presented, amounts excluded from the assessment of hedge effectiveness were not material for fair value, cash flow, and net investment hedges. In addition, hedge ineffectiveness for fair value, cash flow, and net investment hedges was not material for any of the fiscal years presented.

(f) Credit-Risk-Related Contingent Features

Certain derivative instruments are executed under agreements that have provisions requiring the Company and the counterparty to maintain a specified credit rating from certain credit-rating agencies. If the Company's or the counterparty's credit-rating falls below a specified credit rating, either party has the right to request collateral on the derivatives' net liability position. Such provisions did not affect the Company's financial position as of July 27, 2013 and July 28, 2012.

12. Commitments and Contingencies

(a) Operating Leases

The Company leases office space in many U.S. locations. Outside the United States, larger leased sites include sites in Belgium, China, France, Germany, India, Israel, Italy, Japan, Norway, and the United Kingdom. The Company also leases equipment and vehicles. Future minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 27, 2013 are as follows (in millions):

Fiscal Year	Amount
2014	$ 367
2015	289
2016	150
2017	92
2018	68
Thereafter	183
Total	$1,149

Rent expense for office space and equipment totaled $416 million, $404 million, and $428 million in fiscal 2013, 2012, and 2011, respectively.

(b) Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or establish the parameters defining the Company's requirements. A significant portion of the Company's reported purchase commitments arising from these agreements consists of firm, noncancelable, and unconditional commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company's requirements based on its business needs prior to firm orders being placed. As of July 27, 2013 and July 28, 2012, the Company had total purchase commitments for inventory of $4,033 million and $3,869 million, respectively.

The Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company's excess and obsolete inventory. As of July 27, 2013 and July 28, 2012, the liability for these purchase commitments was $172 million and $193 million, respectively, and was included in other current liabilities.

(c) Other Commitments

In connection with the Company's business combinations and asset purchases, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain agreed-upon technology, development, product, or other milestones or the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $123 million, $50 million, and $127 million during fiscal 2013, 2012, and 2011, respectively. As of July 27, 2013, the Company estimated that future compensation expense and contingent consideration of up to $1.2 billion may be required to be recognized pursuant to the applicable business combination and asset purchase agreements, which included a maximum potential $863 million in milestone payments related to Insieme as more fully discussed in the subsection entitled "Insieme Networks, Inc." within section (d) immediately below.

The Company also has certain funding commitments, primarily related to its investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were $263 million and $120 million as of July 27, 2013 and July 28, 2012, respectively.

(d) Variable Interest Entities

VCE Joint Venture VCE is a joint venture that the Company formed in fiscal 2010 with EMC Corporation ("EMC"), with investments from VMware, Inc. ("VMware") and Intel Corporation. VCE helps organizations leverage best-in-class technologies and disciplines from Cisco, EMC, and VMware to enable the transformation to cloud computing.

As of July 27, 2013, the Company's cumulative gross investment in VCE was approximately $507 million, inclusive of accrued interest, and its ownership percentage was approximately 35%. The Company invested approximately $93 million in VCE during fiscal 2013 and $276 million during fiscal 2012.

The Company accounts for its investment in VCE under the equity method, and its portion of VCE's net loss is recognized in other income (loss), net. The Company's share of VCE's losses, based upon its portion of the overall funding, was approximately 36.8% for each of the fiscal years ended July 27, 2013, July 28, 2012, and July 30, 2011, respectively. As of July 27, 2013, the Company had recorded cumulative losses from VCE of $422 million since inception, of which losses of $183 million, $160 million, and $76 million were recorded for the fiscal years ended July 27, 2013, July 28, 2012, and July 30, 2011, respectively. The Company's carrying value in VCE as of July 27, 2013 of $85 million was recorded in other assets.

Over the next 12 months, as VCE scales its operations, the Company expects that it will make additional investments in VCE and may incur additional losses proportionate with the Company's share ownership.

From time to time, EMC and Cisco may enter into guarantee agreements on behalf of VCE to indemnify third parties, such as customers, for monetary damages. Such guarantees were not material as of July 27, 2013.

Insieme Networks, Inc. In the third quarter of fiscal 2012, the Company made an investment in Insieme Networks, Inc. ("Insieme"), an early stage company focused on research and development in the data center market. As set forth in the agreement between the Company and Insieme, this investment includes $100 million of funding and a license to certain of the Company's technology. In addition, pursuant to a November 2012 amendment to the agreement between the Company and Insieme, the Company agreed to invest an additional $35 million in Insieme upon the satisfaction of certain conditions. As of July 27, 2013, the Company owned approximately 84% of Insieme as a result of these investments and has consolidated the results of Insieme in its Consolidated Financial Statements effective as of the third quarter of fiscal 2012.

In connection with this investment, the Company and Insieme have entered into a put/call option agreement that provides the Company with the right to purchase the remaining interests in Insieme. In addition, the noncontrolling interest holders can require the Company to purchase their shares upon the occurrence of certain events. If the Company acquires the remaining interests of Insieme, the noncontrolling interest holders are eligible to receive two milestone payments, which will be determined using agreed-upon formulas based on revenue for certain of Insieme's products. The Company will begin recognizing the amounts due under the milestone payments when it is determined that such payments are probable of being earned, which may occur in the first half of fiscal 2014. When such a determination is made, the milestone payments will then be recorded as compensation expense by the Company based on an estimate of the fair value of the amounts probable of being earned, pursuant to a vesting schedule. Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. The maximum amount that could be recorded as compensation expense by the Company is approximately $863 million. This amount was increased from the previous maximum of $750 million due to a November 2012 amendment to the agreement, as the parties recognized that higher staffing levels may be necessary to perform additional product development. The milestone payments, if earned, are expected to be paid primarily during fiscal 2016 and fiscal 2017.

Other Variable Interest Entities In the ordinary course of business, the Company has investments in other privately held companies and provides financing to certain customers. These other privately held companies and customers may be considered to be variable interest entities. The Company evaluates on an ongoing basis its investments in these other privately held companies and its customer financings and has determined that as of July 27, 2013 there were no other variable interest entities required to be consolidated in the Company's Consolidated Financial Statements.

(e) Product Warranties and Guarantees

The following table summarizes the activity related to product warranty liability during fiscal 2013 and 2012 (in millions):

	July 27, 2013	July 28, 2012	July 30, 2011
Balance at beginning of fiscal year	**$ 415**	$ 342	$ 360
Provision for warranties issued	**664**	661	456
Payments	**(648)**	(588)	(474)
Balance at end of fiscal year	**$ 431**	$ 415	$ 342

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, labor costs for technical support staff, and associated overhead. The Company's products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products the Company provides a limited lifetime warranty.

In the normal course of business, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's Amended and Restated Bylaws contain similar indemnification obligations to the Company's agents. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on the Company's operating results, financial position, or cash flows.

The Company also provides financing guarantees, which are generally for various third-party financing arrangements to channel partners and other end-user customers. See Note 7.

The Company's other guarantee arrangements as of July 27, 2013 and July 28, 2012 that were subject to recognition and disclosure requirements were not material.

(f) Legal Proceedings

Brazilian authorities have investigated the Company's Brazilian subsidiary and certain of its current and former employees, as well as a Brazilian importer of the Company's products, and its affiliates and employees, relating to alleged evasion of import taxes and alleged improper transactions involving the subsidiary and the importer. Brazilian tax authorities have assessed claims against the Company's Brazilian subsidiary based on a theory of joint liability with the Brazilian importer for import taxes, interest, and penalties. In addition to claims asserted by the Brazilian federal tax authorities in prior fiscal years, tax authorities from the Brazilian state of Sao Paulo have asserted similar claims on the same legal basis in prior fiscal years. In the first quarter of fiscal 2013, the Brazilian federal tax authorities asserted an additional claim against the Company's Brazilian subsidiary based on a theory of joint liability with respect to an alleged underpayment of income taxes, social taxes, interest, and penalties by a Brazilian distributor.

The asserted claims by Brazilian federal tax authorities are for calendar years 2003 through 2008, and the asserted claims by the tax authorities from the state of Sao Paulo are for calendar years 2005 through 2007. The total asserted claims by Brazilian state and federal tax authorities aggregate to approximately $385 million for the alleged evasion of import and other taxes, approximately $1.1 billion for interest, and approximately $1.7 billion for various penalties, all determined using an exchange rate as of July 27, 2013. The Company has completed a thorough review of the matters and believes the asserted claims against the Company's Brazilian subsidiary are without merit, and the Company is defending the claims vigorously. While the Company believes there is no legal basis for the alleged liability, due to the complexities and uncertainty surrounding the judicial process in Brazil and the nature of the claims asserting joint liability with the importer, the Company is unable to determine the likelihood of an unfavorable outcome against its Brazilian subsidiary and is unable to reasonably estimate a range of loss, if any. The Company does not expect a final judicial determination for several years.

On March 31, 2011 and April 12, 2011, purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The lawsuits were consolidated, and an amended consolidated complaint was filed on December 2, 2011. The consolidated action was purportedly brought on behalf of purchasers of the Company's publicly traded securities between February 3, 2010 and May 11, 2011. Plaintiffs alleged that defendants made false and misleading statements, purported to assert claims for violations of the federal securities laws, and sought unspecified compensatory damages and other relief. On February 12, 2012, the Company filed a motion seeking to dismiss all claims in the amended complaint. On March 29, 2013, the Court granted the Company's motion and dismissed the amended complaint, finding no facts or inferences to support the plaintiffs' allegations. Plaintiffs chose not to file an amended complaint and not to pursue an appeal. The Court dismissed the entire lawsuit with prejudice on April 29, 2013.

Beginning on April 8, 2011, a number of purported shareholder derivative lawsuits were filed in both the United States District Court for the Northern District of California and the California Superior Court for the County of Santa Clara against the Company's Board of Directors and several of its officers. The federal lawsuits have been consolidated in the Northern District of California. Plaintiffs in both the federal and state derivative actions allege that the Board allowed certain officers to make allegedly false and misleading statements. The complaint includes claims for violation of the federal securities laws, breach of fiduciary duties, waste of corporate assets, unjust enrichment, and violations of the California Corporations Code. The complaint seeks compensatory damages, disgorgement, and other relief. In light of the United States District Court's dismissal of the purported shareholder class action noted above, the consolidated federal derivative action was dismissed on May 9, 2013, and the state derivative lawsuits were dismissed on May 16, 2013.

The Company was subject to patent claims asserted by VirnetX, Inc. on August 11, 2010 in the United States District Court for the Eastern District of Texas. VirnetX alleged that various Cisco products that implement a method for secure communication using virtual private networks infringe certain patents. VirnetX sought monetary damages. The trial on these claims began on March 4, 2013. On March 14, 2013, the jury entered a verdict finding that the Company's accused products do not infringe any of VirnetX's patents asserted in the lawsuit. On April 3, 2013, VirnetX filed a motion seeking a new trial on the issue of infringement, which the Company has opposed. The Court held a hearing on VirnetX's motion for a new trial in June 2013 but has not issued a ruling.

The Company was subject to numerous patent, tort, and contract claims asserted by XpertUniverse on March 10, 2009 in the United States District Court for the District of Delaware. Shortly before trial, the Court dismissed on summary judgment all claims initially asserted by XpertUniverse except a claim for infringement of two XpertUniverse patents and a claim for fraud by concealment. XpertUniverse's remaining patent claims alleged that three Cisco products in the field of expertise location software infringed two XpertUniverse patents. XpertUniverse's fraud by concealment claim alleged that the Company did not disclose its decision not to admit XpertUniverse into a partner program. The trial on these remaining claims began on March 11, 2013. On March 22, 2013, the jury entered a verdict finding that two of the Company's products infringed two of XpertUniverse's patents and awarded XpertUniverse damages of less than $35 thousand. The jury also found for XpertUniverse on its fraud by concealment claim and awarded damages of $70 million. The Company believes it has strong arguments to overturn the fraud damage award or to obtain a new trial. In May and June, 2013, the Company filed post-trial motions. The Court has not yet set a date for a hearing. If the Court does not grant the Company's post-trial motions, the Company will pursue an appeal. While the ultimate outcome of the case may still result in a loss, the Company does not expect it to be material.

The Company and a service provider customer were subject to patent claims asserted by TiVo, Inc. ("TiVo") on June 4, 2012 in the United States District Court for the Eastern District of Texas. TiVo alleged that the Company's digital video recorders deployed by the service provider customer infringed certain of its patents. TiVo sought monetary damages and injunctive relief. The trial on these claims was scheduled to begin in March 2014. TiVo previously filed a similar patent lawsuit, which was scheduled for trial in June 2013, against the same service provider customer, accusing digital video recorders manufactured by one of the Company's competitors. Beginning in late May 2013, prior to that trial, the parties to that case and the Company conducted a mediation which resulted in a settlement and dismissal of all outstanding litigation between the parties. Under the terms of the settlement, in exchange for a single, lump sum monetary payment to TiVo by the Company of $294 million, the Company received a perpetual license to the patents-in-suit, the Company and TiVo entered into a ten year cross license applicable to the video field, and the Company and TiVo agreed not to sue one another for infringement of any other patents for a period of five years. In connection with the settlement, the Company recorded $172 million to cost of sales during the fourth quarter of fiscal 2013, with the remainder of the settlement recorded against the amounts previously reserved and as an intangible asset to be amortized over its estimated useful life.

In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

13. Shareholders' Equity

(a) Cash Dividends on Shares of Common Stock

During fiscal 2013, the Company declared and paid cash dividends of $0.62 per common share, or $3.3 billion, on the Company's outstanding common stock. During fiscal 2012, the Company declared and paid cash dividends of $0.28 per common share, or $1.5 billion, on the Company's outstanding common stock.

On September 3, 2013, the Company's Board of Directors declared a quarterly dividend of $0.17 per common share to be paid on October 23, 2013 to all shareholders of record as of the close of business on October 3, 2013. Any future dividends will be subject to the approval of the Company's Board of Directors.

(b) Stock Repurchase Program

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 27, 2013, the Company's Board of Directors had authorized an aggregate repurchase of up to $82 billion of common stock under this program, and the remaining authorized repurchase amount was $3.1 billion with no termination date. A summary of the stock repurchase activity under the stock repurchase program, reported based on the trade date, is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share	Amount Repurchased
Cumulative balance at July 30, 2011	3,478	$20.64	$71,773
Repurchase of common stock under the stock repurchase program	262	16.64	4,360
Cumulative balance at July 28, 2012	**3,740**	**$20.36**	**$76,133**
Repurchase of common stock under the stock repurchase program	**128**	**21.63**	**2,773**
Cumulative balance at July 27, 2013	**3,868**	**$20.40**	**$78,906**

The purchase price for the shares of the Company's stock repurchased is reflected as a reduction to shareholders' equity. The Company is required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock incentive plans are recorded as an increase to common stock and additional paid-in capital.

(c) Other Repurchases of Common Stock

For the years ended July 27, 2013 and July 28, 2012, the Company repurchased approximately 16 million and 12 million shares, or $330 million and $200 million, of common stock, respectively, in settlement of employee tax withholding obligations due upon the vesting of restricted stock or stock units.

(d) Preferred Stock

Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

(e) Accumulated Other Comprehensive Income

The components of AOCI, net of tax, and other comprehensive income (loss), excluding noncontrolling interest, are summarized as follows (in millions):

	Net Unrealized Gains on Investments	Net Unrealized Gains (Losses) Cash Flow Hedging Instruments	Cumulative Translation Adjustment and Other	Accumulated Other Comprehensive Income
BALANCE AT JULY 31, 2010	$333	$ 27	$ 263	$ 623
Other comprehensive income (loss) attributable to Cisco Systems, Inc.	154	(21)	538	671
BALANCE AT JULY 30, 2011	487	6	801	1,294
Other comprehensive income (loss) attributable to Cisco Systems, Inc.	(78)	(59)	(496)	(633)
BALANCE AT JULY 28, 2012	**409**	**(53)**	**305**	**661**
Other comprehensive income (loss) attributable to Cisco Systems, Inc.	**(30)**	**61**	**(84)**	**(53)**
BALANCE AT JULY 27, 2013	**$379**	**$ 8**	**$ 221**	**$ 608**

14. Employee Benefit Plans

(a) Employee Stock Incentive Plans

As of July 27, 2013, the Company had five stock incentive plans: the 2005 Stock Incentive Plan (the "2005 Plan"); the 1996 Stock Incentive Plan (the "1996 Plan"); the 1997 Supplemental Stock Incentive Plan (the "Supplemental Plan"); the Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (the "SA Acquisition Plan"); and the Cisco Systems, Inc. WebEx Acquisition Long-Term Incentive Plan (the "WebEx Acquisition Plan"). In addition, the Company has, in connection with the acquisitions of various companies, assumed the share-based awards granted under stock incentive plans of the acquired companies or issued share-based awards in replacement thereof. Share-based awards are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share-based awards are based on competitive practices, operating results of the Company, government regulations, and other factors. Since the inception of the stock incentive plans, the Company has granted share-based awards to a significant percentage of its employees, and the majority has been granted to employees below the vice president level. The Company's primary stock incentive plans are summarized as follows:

2005 Plan As amended on November 15, 2007, the maximum number of shares issuable under the 2005 Plan over its term is 559 million shares plus the amount of any shares underlying awards outstanding on November 15, 2007 under the 1996 Plan, the SA Acquisition Plan, and the WebEx Acquisition Plan that are forfeited or are terminated for any other reason before being exercised or settled. If any awards granted under the 2005 Plan are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying the awards will again be available under the 2005 Plan.

Pursuant to an amendment approved by the Company's shareholders on November 12, 2009, the number of shares available for issuance under the 2005 Plan was reduced by 1.5 shares for each share awarded as a stock grant or a stock unit, and any shares underlying awards outstanding under the 1996 Plan, the SA Acquisition Plan, and the WebEx Acquisition Plan that expire unexercised at the end of their maximum terms become available for reissuance under the 2005 Plan. The 2005 Plan permits the granting of stock options, restricted stock, and restricted stock units (RSUs), the vesting of which may be performance-based or market-based along with the requisite service requirement, and stock appreciation rights to employees (including employee directors and officers), consultants of the Company and its subsidiaries and affiliates, and non-employee directors of the Company. Stock options and stock appreciation rights granted under the 2005 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and prior to November 12, 2009 have an expiration date no later than nine years from the grant date. The expiration date for stock options and stock appreciation rights granted subsequent to the amendment approved on November 12, 2009 shall be no later than 10 years from the grant date.

The stock options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 months or 36 months, respectively. Time-based stock grants and time-based RSUs will generally vest with respect to 20% or 25% of the shares or share units covered by the grant on each of the first through fifth or fourth anniversaries of the date of the grant, respectively. Performance-based and market-based RSUs typically vest at the end of the three-year requisite service period or earlier if the award recipient meets certain retirement eligibility conditions. The Compensation and Management Development Committee of the Board of Directors has the discretion to use different vesting schedules. Stock appreciation rights may be awarded in combination with stock options or stock grants, and such awards shall provide that the stock appreciation rights will not be exercisable unless the related stock options or stock grants are forfeited. Stock grants may be awarded in combination with non-statutory stock options, and such awards may provide that the stock grants will be forfeited in the event that the related non-statutory stock options are exercised.

1996 Plan The 1996 Plan expired on December 31, 2006, and the Company can no longer make equity awards under the 1996 Plan. The maximum number of shares issuable over the term of the 1996 Plan was 2.5 billion shares. Stock options granted under the 1996 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options generally became exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committees administering the 1996 Plan, had the discretion to use a different vesting schedule and did so from time to time.

Supplemental Plan The Supplemental Plan expired on December 31, 2007, and the Company can no longer make equity awards under the Supplemental Plan. Officers and members of the Company's Board of Directors were not eligible to participate in the Supplemental Plan. Nine million shares were reserved for issuance under the Supplemental Plan.

Acquisition Plans In connection with the Company's acquisitions of Scientific-Atlanta, Inc. ("Scientific-Atlanta") and WebEx Communications, Inc. ("WebEx"), the Company adopted the SA Acquisition Plan and the WebEx Acquisition Plan, respectively, each effective upon completion of the applicable acquisition. These plans constitute assumptions, amendments, restatements, and renamings of the 2003 Long-Term Incentive Plan of Scientific-Atlanta and the WebEx Communications, Inc. Amended and Restated 2000 Stock Incentive Plan, respectively. The plans permit the grant of stock options, stock, stock units, and stock appreciation rights to certain employees of the Company and its subsidiaries and affiliates who had been employed by Scientific-Atlanta or its subsidiaries or WebEx or its subsidiaries, as applicable. As a result of the shareholder approval of the amendment and extension of the 2005 Plan, as of November 15, 2007, the Company will no longer make stock option grants or direct share issuances under either the SA Acquisition Plan or the WebEx Acquisition Plan.

(b) Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its subplan, the International Employee Stock Purchase Plan (together, the "Purchase Plan"), under which 471.4 million shares of the Company's common stock have been reserved for issuance as of July 27, 2013. Eligible employees are offered shares through a 24-month offering period, which consists of four consecutive 6-month purchase periods. Employees may purchase a limited number of shares of the Company's stock at a discount of up to 15% of the lesser of the market value at the beginning of the offering period or the end of each 6-month purchase period. The Purchase Plan is scheduled to terminate on January 3, 2020. The Company issued 36 million, 35 million, and 34 million shares under the Purchase Plan in fiscal 2013, 2012, and 2011, respectively. As of July 27, 2013, 51 million shares were available for issuance under the Purchase Plan.

(c) Summary of Share-Based Compensation Expense

Share-based compensation expense consists primarily of expenses for stock options, stock purchase rights, restricted stock, and restricted stock units granted to employees. The following table summarizes share-based compensation expense (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Cost of sales—product	**$ 40**	$ 53	$ 61
Cost of sales—service	**138**	156	177
Share-based compensation expense in cost of sales	**178**	209	238
Research and development	**286**	401	481
Sales and marketing	**484**	588	651
General and administrative	**175**	203	250
Restructuring and other charges	**(3)**	—	—
Share-based compensation expense in operating expenses	**942**	1,192	1,382
Total share-based compensation expense	**$1,120**	$1,401	$1,620
Income tax benefit for share-based compensation	**$ 285**	$ 335	$ 444

As of July 27, 2013, the total compensation cost related to unvested share-based awards not yet recognized was $2.3 billion, which is expected to be recognized over approximately 2.5 years on a weighted-average basis.

(d) Share-Based Awards Available for Grant

A summary of share-based awards available for grant is as follows (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Balance at beginning of fiscal year	**218**	255	295
Restricted stock, stock units, and other share-based awards granted	**(102)**	(95)	(82)
Share-based awards canceled/forfeited/expired	**115**	64	42
Other	**(3)**	(6)	—
Balance at end of fiscal year	**228**	218	255

As reflected in the preceding table, for each share awarded as restricted stock or subject to a restricted stock unit award under the 2005 Plan, an equivalent of 1.5 shares was deducted from the available share-based award balance. For restricted stock units that were awarded with vesting contingent upon the achievement of future financial performance or market-based metrics, the maximum awards that can be achieved upon full vesting of such awards were reflected in the preceding table.

(e) Restricted Stock and Stock Unit Awards

A summary of the restricted stock and stock unit activity, which includes time-based and performance-based or market-based restricted stock units, is as follows (in millions, except per-share amounts):

	Restricted Stock/ Stock Units	Weighted-Average Grant Date Fair Value per Share	Aggregated Fair Market Value
UNVESTED BALANCE AT JULY 31, 2010	97	$22.35	
Granted and assumed	56	20.62	
Vested	(27)	22.54	$529
Canceled/forfeited	(10)	22.04	
UNVESTED BALANCE AT JULY 30, 2011	116	21.50	
Granted and assumed	65	17.45	
Vested	(35)	21.94	$580
Canceled/forfeited	(18)	20.38	
UNVESTED BALANCE AT JULY 28, 2012	**128**	**19.46**	
Granted and assumed	**72**	**18.52**	
Vested	**(46)**	**20.17**	**$932**
Canceled/forfeited	**(11)**	**18.91**	
UNVESTED BALANCE AT JULY 27, 2013	**143**	**$18.80**	

(f) Stock Option Awards

A summary of the stock option activity is as follows (in millions, except per-share amounts):

	STOCK OPTIONS OUTSTANDING	
	Number Outstanding	Weighted-Average Exercise Price per Share
BALANCE AT JULY 31, 2010	732	$21.39
Exercised	(80)	16.55
Canceled/forfeited/expired	(31)	25.91
BALANCE AT JULY 30, 2011	621	21.79
Assumed from acquisitions	1	2.08
Exercised	(66)	13.51
Canceled/forfeited/expired	(36)	23.40
BALANCE AT JULY 28, 2012	**520**	**22.68**
Assumed from acquisitions	**10**	**0.77**
Exercised	**(154)**	**18.51**
Canceled/forfeited/expired	**(100)**	**22.18**
BALANCE AT JULY 27, 2013	**276**	**$24.44**

The total pretax intrinsic value of stock options exercised during fiscal 2013, 2012, and 2011 was $661 million, $333 million, and $312 million, respectively.

The following table summarizes significant ranges of outstanding and exercisable stock options as of July 27, 2013 (in millions, except years and share prices):

	STOCK OPTIONS OUTSTANDING				STOCK OPTIONS EXERCISABLE		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 15.00	9	6.18	$ 3.99	$198	5	$ 7.00	$ 84
15.01 – 18.00	40	1.20	17.79	308	40	17.79	307
18.01 – 20.00	25	0.68	19.15	155	24	19.15	155
20.01 – 25.00	86	2.22	22.82	231	86	22.82	231
25.01 – 35.00	116	3.12	30.69	—	116	30.69	—
Total	276	2.45	$24.44	$892	271	$24.84	$777

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $25.50 as of July 26, 2013, that would have been received by the option holders had those option holders exercised their stock options as of that date. The total number of in-the-money stock options exercisable as of July 27, 2013 was 155 million. As of July 28, 2012, 512 million outstanding stock options were exercisable and the weighted-average exercise price was $22.65.

(g) Valuation of Employee Share-Based Awards

Time-based restricted stock units and performance-based restricted stock units (PRSUs) that are based on the Company's financial performance metrics are valued using the market value of the Company's common stock on the date of grant, discounted for the present value of expected dividends. On the date of grant, the Company estimated the fair value of the total shareholder return (TSR) component of the PRSUs using a Monte Carlo simulation model. The assumptions for the valuation of time-based RSUs and PRSUs are summarized as follows:

	RESTRICTED STOCK UNITS			PERFORMANCE RESTRICTED STOCK UNITS	
Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011	**July 27, 2013**	July 28, 2012
Number of shares granted (in millions)	**64**	62	54	**4**	2
Weighted-average assumptions/inputs:					
Grant date fair value per share	**$18.39**	$17.26	$20.59	**$19.73**	$22.17
Expected dividend yield	**3.0%**	1.5%	0.3%	**2.9%**	1.3%
Range of risk-free interest rates	**0.0% – 1.1%**	0.0% – 1.1%	0.0% – 1.9%	**0.1% – 0.7%**	0.0% – 0.9%
Range of expected volatilities for index	**N/A**	N/A	N/A	**18.3% – 78.3%**	19.8% – 60.8%

The PRSUs granted during fiscal 2013 and fiscal 2012 are contingent on the achievement of the Company's financial performance metrics or its comparative market-based returns. Generally, 50% of the PRSUs are earned based on the average of annual operating cash flow and earnings per share goals established at the beginning of each fiscal year over a three-year performance period. Generally, the remaining 50% of the PRSUs are earned based on the Company's TSR measured against the benchmark TSR of a peer group over the same period. Each PRSU recipient could vest in 0% to 150% of the target shares granted.

The assumptions for the valuation of employee stock purchase rights are summarized as follows:

	EMPLOYEE STOCK PURCHASE RIGHTS		
Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Weighted-average assumptions:			
Expected volatility	**28.7%**	27.2%	35.1%
Risk-free interest rate	**0.4%**	0.2%	0.9%
Expected dividend	**1.5%**	1.5%	0.0%
Expected life (in years)	**1.8**	0.8	1.8
Weighted-average estimated grant date fair value per share	**$4.68**	$3.81	$6.31

The valuation of employee stock purchase rights and the related assumptions are for the employee stock purchases made during the respective fiscal years.

The Company uses third-party analyses to assist in developing the assumptions used in, as well as calibrating, its lattice-binomial and Black-Scholes models. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

The Company used the implied volatility for traded options (with contract terms corresponding to the expected life of the employee stock purchase rights) on the Company's stock as the expected volatility assumption required in the Black-Scholes model. The implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock purchase rights. The dividend yield assumption is based on the history and expectation of dividend payouts at the grant date.

(h) Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the "Plan") to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary contributions and after-tax contributions for eligible employees. The Plan allows employees to contribute from 1% to 75% of their annual compensation to the Plan on a pretax and after-tax basis, and effective January 1, 2011, the Plan also allows employees to make Roth contributions. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches pretax employee contributions up to 100% of the first 4.5% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant's account will not exceed $11,475 for the 2013 calendar year due to the $255,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company's matching contributions to the Plan totaled $234 million, $231 million, and $239 million in fiscal 2013, 2012, and 2011, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not to exceed the lesser of 75% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2013, 2012, and 2011.

The Company also sponsors other 401(k) plans that arose from acquisitions of other companies. The Company's contributions to these plans were not material to the Company on either an individual or aggregate basis for any of the fiscal years presented.

(i) Deferred Compensation Plans

The Cisco Systems, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified deferred compensation plan, became effective in 2007. As required by applicable law, participation in the Deferred Compensation Plan is limited to a select group of the Company's management employees. Under the Deferred Compensation Plan, which is an unfunded and unsecured deferred compensation arrangement, a participant may elect to defer base salary, bonus, and/or commissions, pursuant to such rules as may be established by the Company, up to the maximum percentages for each deferral election as described in the plan. The Company may also, at its discretion, make a matching contribution to the employee under the Deferred Compensation Plan. A matching contribution equal to 4.5% of eligible compensation in excess of the Internal Revenue Code limit for qualified plans for calendar year 2013 that is deferred by participants under the Deferred Compensation Plan (with a$1.5 million cap on eligible compensation) will be made to eligible participants' accounts at the end of calendar year 2013. The deferred compensation liability under the Deferred Compensation Plan, together with a deferred compensation plan assumed from Scientific-Atlanta, was approximately $441 million and $355 million as of July 27, 2013 and July 28, 2012, respectively, and was recorded primarily in other long-term liabilities.

15. Income Taxes

(a) Provision for Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Federal:			
Current	**$ 601**	$1,836	$ 914
Deferred	**152**	(270)	(168)
	753	1,566	746
State:			
Current	**81**	119	49
Deferred	**48**	(53)	83
	129	66	132
Foreign:			
Current	**599**	477	529
Deferred	**(237)**	9	(72)
	362	486	457
Total	**$1,244**	$2,118	$1,335

Income before provision for income taxes consists of the following (in millions):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
United States	**$ 3,716**	$ 3,235	$1,214
International	**7,511**	6,924	6,611
Total	**$11,227**	$10,159	$7,825

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consist of the following:

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal tax benefit	**0.8**	0.4	1.5
Foreign income at other than U.S. rates	**(16.4)**	(15.6)	(19.4)
Tax credits	**(1.6)**	(0.4)	(3.0)
Domestic manufacturing deduction	**(1.0)**	(1.1)	(0.3)
Nondeductible compensation	**1.3**	1.8	2.5
Tax audit settlement	**(7.1)**	—	—
Other, net	**0.1**	0.7	0.8
Total	**11.1%**	20.8%	17.1%

During fiscal 2013, the Internal Revenue Service (IRS) and the Company settled all outstanding items related to the audit of the Company's federal income tax returns for the fiscal years ended July 27, 2002 through July 28, 2007. As a result of the settlement, the Company recognized a net benefit to the provision for income taxes of $794 million. In addition, the American Taxpayer Relief Act reinstated the U.S. federal R&D credit through December 2013, retroactive to January 1, 2012. As a result, the tax provision in fiscal 2013 included a tax benefit of $184 million related to the U.S. federal R&D tax credit, of which $72 million was attributable to fiscal 2012.

During fiscal 2011, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 reinstated the U.S. federal R&D tax credit through December 31, 2011, retroactive to January 1, 2010. As a result, the tax provision in fiscal 2011 included a tax benefit of $234 million related to the U.S. federal R&D tax credit, of which $65 million was attributable to fiscal 2010.

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $48.0 billion of undistributed earnings for certain foreign subsidiaries as of the end of fiscal 2013. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

As a result of certain employment and capital investment actions, the Company's income in certain foreign countries is subject to reduced tax rates and in some cases is wholly exempt from taxes. A portion of these tax incentives will expire during the second half of fiscal 2015, and the majority of the remaining balance will expire at the end of fiscal 2025. The gross income tax benefit attributable to tax incentives were estimated to be $1.4 billion ($0.26 per diluted share) in fiscal 2013, of which approximately $0.5 billion ($0.10 per diluted share) is based on tax incentives that will expire during the second half of fiscal 2015. As of the end of fiscal 2012 and fiscal 2011, the gross income tax benefits attributable to tax incentives were estimated to be $1.3 billion ($0.24 per diluted share) for each of the respective years. The gross income tax benefits were partially offset by accruals of U.S. income taxes on undistributed earnings.

Unrecognized Tax Benefits

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Beginning balance	**$ 2,819**	$2,948	$2,677
Additions based on tax positions related to the current year	**138**	155	374
Additions for tax positions of prior years	**187**	54	93
Reductions for tax positions of prior years	**(1,027)**	(226)	(60)
Settlements	**(199)**	(41)	(56)
Lapse of statute of limitations	**(143)**	(71)	(80)
Ending balance	**$ 1,775**	$2,819	$2,948

As a result of the IRS tax settlement related to the federal income tax returns for fiscal years ended July 27, 2002 through July 28, 2007, the amount of gross unrecognized tax benefits was reduced by approximately $1.0 billion. The Company also reduced the amount of accrued interest by $230 million.

As of July 27, 2013, $1.5 billion of the unrecognized tax benefits would affect the effective tax rate if realized. During fiscal 2013, the Company recognized $115 million of net interest expense and $2 million of penalties. During fiscal 2012, the Company recognized $146 million of net interest expense and $21 million of penalties. During fiscal 2011, the Company recognized $38 million of net interest expense and $9 million of penalties. The Company's total accrual for interest and penalties was $268 million, $381 million, and $214 million as of the end of fiscal 2013, 2012, and 2011, respectively. The Company is no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal 2007. With limited exceptions, the Company is no longer subject to foreign, state, or local income tax audits for returns covering tax years through fiscal 2001.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain federal, foreign, and state tax matters may be concluded in the next 12 months. Specific positions that may be resolved include issues involving transfer pricing and various other matters. The Company estimates that the unrecognized tax benefits at July 27, 2013 could be reduced by approximately $200 million in the next 12 months.

(b) Deferred Tax Assets and Liabilities

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 27, 2013	July 28, 2012
Deferred tax assets—current	**$2,616**	$2,294
Deferred tax liabilities—current	**(114)**	(123)
Deferred tax assets—noncurrent	**1,539**	2,270
Deferred tax liabilities—noncurrent	**(399)**	(133)
Total net deferred tax assets	**$3,642**	$4,308

The components of the deferred tax assets and liabilities are as follows (in millions):

	July 27, 2013	July 28, 2012
ASSETS		
Allowance for doubtful accounts and returns	**$ 390**	$ 433
Sales-type and direct-financing leases	**167**	162
Inventory write-downs and capitalization	**216**	127
Investment provisions	**214**	261
IPR&D, goodwill, and purchased intangible assets	**123**	119
Deferred revenue	**1,624**	1,618
Credits and net operating loss carryforwards	**681**	721
Share-based compensation expense	**783**	1,059
Accrued compensation	**486**	481
Other	**560**	583
Gross deferred tax assets	**5,244**	5,564
Valuation allowance	**(98)**	(60)
Total deferred tax assets	**5,146**	5,504
LIABILITIES		
Purchased intangible assets	**(1,101)**	(809)
Depreciation	**(169)**	(131)
Unrealized gains on investments	**(211)**	(222)
Other	**(23)**	(34)
Total deferred tax liabilities	**(1,504)**	(1,196)
Total net deferred tax assets	**$ 3,642**	$ 4,308

As of July 27, 2013, the Company's federal, state, and foreign net operating loss carryforwards for income tax purposes were $259 million, $1.0 billion, and $357 million, respectively. A significant amount of the federal net operating loss carryforwards relates to acquisitions and, as a result, is limited in the amount that can be recognized in any one year. If not utilized, the federal net operating loss will begin to expire in fiscal 2018, and the foreign and state net operating loss carryforwards will begin to expire in fiscal 2014. The Company has provided a valuation allowance of $79 million for deferred tax assets related to foreign net operating losses that are not expected to be realized.

As of July 27, 2013, the Company's federal, state, and foreign tax credit carryforwards for income tax purposes were approximately $7 million, $640 million, and $13 million, respectively. The federal and foreign tax credit carryforwards will begin to expire in fiscal 2014 and 2027, respectively. The majority of state tax credits can be carried forward indefinitely; however, the Company has provided a valuation allowance of $19 million for deferred tax assets related to state tax credits that are not expected to be realized.

16. Segment Information and Major Customers

(a) Revenue and Gross Margin by Segment

The Company conducts business globally and is primarily managed on a geographic basis consisting of three segments: the Americas; EMEA; and APJC. The Company's management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a segment based on the ordering location of the customer. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its segments in this internal management system because management does not include the information in its measurement of the performance of the operating segments. In addition, the Company does not allocate amortization and impairment of acquisition-related intangible assets, share-based compensation expense, impacts to cost of sales from purchase accounting adjustments to inventory, charges related to asset impairments and restructurings, significant litigation settlements, and other charges to the gross margin for each segment because management does not include this information in its measurement of the performance of the operating segments.

Summarized financial information by segment for fiscal 2013, 2012, and 2011, based on the Company's internal management system and as utilized by the Company's Chief Operating Decision Maker ("CODM"), is as follows (in millions):

Years Ended	**July 27, 2013**	July 28, 2012	July 30, 2011
Revenue:			
Americas	**$28,639**	$26,501	$25,015
EMEA	**12,210**	12,075	11,604
APJC	**7,758**	7,485	6,599
Total	**$48,607**	$46,061	$43,218
Gross margin:			
Americas	**$17,887**	$16,639	$15,766
EMEA	**7,876**	7,605	7,452
APJC	**4,637**	4,519	4,143
Segment total	**30,400**	28,763	27,361
Unallocated corporate items	**(960)**	(554)	(825)
Total	**$29,440**	$28,209	$26,536

Revenue in the United States, which is included in the Americas, was $24.6 billion, $22.6 billion, and $21.5 billion for fiscal 2013, 2012, and 2011, respectively.

(b) Revenue for Groups of Similar Products and Services

The Company designs, manufactures, and sells Internet Protocol IP-based networking and other products related to the communications and IT industry, and provides services associated with these products and their use. The Company groups its products and technologies into the following categories: Switching, NGN Routing, Service Provider Video, Collaboration, Wireless, Data Center, Security, and Other Products. These products, primarily integrated by Cisco IOS Software, link geographically dispersed local-area networks (LANs), metropolitan-area networks (MANs), and wide-area networks (WANs). The Company has made certain reclassifications to the prior period amounts to conform to the current year's presentation.

The following table presents revenue for groups of similar products and services (in millions):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Revenue:			
Switching	**$14,741**	$14,589	$14,177
NGN Routing	**8,230**	8,382	8,186
Service Provider Video	**4,852**	3,861	3,515
Collaboration	**3,956**	4,193	4,072
Wireless	**2,166**	1,659	1,400
Data Center	**2,073**	1,298	696
Security	**1,347**	1,341	1,191
Other	**664**	1,003	1,289
Product	**38,029**	36,326	34,526
Service	**10,578**	9,735	8,692
Total	**$48,607**	$46,061	$43,218

(c) Additional Segment Information

The majority of the Company's assets, excluding cash and cash equivalents and investments, as of July 27, 2013 and July 28, 2012 were attributable to its U.S. operations. The Company's total cash and cash equivalents and investments held by various foreign subsidiaries were $40.4 billion and $42.5 billion as of July 27, 2013 and July 28, 2012, respectively, and the remaining $10.2 billion and $6.2 billion at the respective fiscal year ends was available in the United States. In fiscal 2013, 2012, and 2011, no single customer accounted for 10% or more of the Company's revenue.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 27, 2013	July 28, 2012	July 30, 2011
Property and equipment, net:			
United States	**$2,780**	$2,842	$3,284
International	**542**	560	632
Total	**$3,322**	$3,402	$3,916

17. Net Income per Share

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 27, 2013	July 28, 2012	July 30, 2011
Net income	**$9,983**	$8,041	$6,490
Weighted-average shares—basic	**5,329**	5,370	5,529
Effect of dilutive potential common shares	**51**	34	34
Weighted-average shares—diluted	**5,380**	5,404	5,563
Net income per share—basic	**$ 1.87**	$ 1.50	$ 1.17
Net income per share—diluted	**$ 1.86**	$ 1.49	$ 1.17
Antidilutive employee share-based awards, excluded	**407**	591	379

Employee equity share options, unvested shares, and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options, unvested restricted stock, and restricted stock units. The dilutive effect of such equity awards is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are collectively assumed to be used to repurchase shares.

Supplementary Financial Data (Unaudited)
(in millions, except per-share amounts)

Quarters Ended	July 27, 2013	April 27, 2013	January 26, 2013 [1]	October 27, 2012
Revenue	**$12,417**	**$12,216**	**$12,098**	**$11,876**
Gross margin	**$ 7,347**	**$ 7,511**	**$ 7,343**	**$ 7,239**
Operating income	**$ 2,814**	**$ 2,942**	**$ 2,789**	**$ 2,651**
Net income	**$ 2,270**	**$ 2,478**	**$ 3,143**	**$ 2,092**
Net income per share—basic	**$ 0.42**	**$ 0.47**	**$ 0.59**	**$ 0.39**
Net income per share—diluted	**$ 0.42**	**$ 0.46**	**$ 0.59**	**$ 0.39**
Cash dividends declared per common share	**$ 0.17**	**$ 0.17**	**$ 0.14**	**$ 0.14**
Cash and cash equivalents and investments	**$50,610**	**$47,388**	**$46,376**	**$45,000**

Quarters Ended	July 28, 2012	April 28, 2012	January 28, 2012	October 29, 2011
Revenue	$11,690	$11,588	$11,527	$11,256
Gross margin	$ 7,085	$ 7,169	$ 7,065	$ 6,890
Operating income	$ 2,371	$ 2,750	$ 2,734	$ 2,210
Net income	$ 1,917	$ 2,165	$ 2,182	$ 1,777
Net income per share—basic	$ 0.36	$ 0.40	$ 0.41	$ 0.33
Net income per share—diluted	$ 0.36	$ 0.40	$ 0.40	$ 0.33
Cash dividends declared per common share	$ 0.08	$ 0.08	$ 0.06	$ 0.06
Cash and cash equivalents and investments	$48,716	$48,412	$46,742	$44,388

(1) In the second quarter of fiscal 2013, the IRS and the Company settled all outstanding items related to the Company's federal income tax returns for the fiscal years ended July 27, 2002 through July 28, 2007. As a result of the settlement, the Company recorded a net tax benefit of $794 million. Also during the three months ended January 26, 2013, the American Taxpayer Relief Act of 2012 reinstated the U.S. federal R&D tax credit, retroactive to January 1, 2012. As a result of the credit, the Company recognized tax benefits of $184 million in fiscal 2013, of which $72 million related to fiscal 2012 R&D expenses.

Stock Market Information

Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	FISCAL 2013		FISCAL 2012	
Fiscal	**High**	**Low**	High	Low
First quarter	**$19.75**	**$15.65**	$18.60	$13.30
Second quarter	**$21.25**	**$16.68**	$20.07	$17.22
Third quarter	**$21.98**	**$19.98**	$21.30	$19.27
Fourth quarter	**$26.15**	**$20.29**	$20.17	$14.96

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's report on our internal control over financial reporting and the report of our independent registered public accounting firm on our internal control over financial reporting are set forth, respectively, on page 73 under the caption "Management's Report on Internal Control Over Financial Reporting" and on page 72 of this report.

There was no change in our internal control over financial reporting during our fourth quarter of fiscal 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our directors and nominees is included under the captions "Proposal No. 1: Election of Directors—General," "—Business Experience and Qualifications of Nominees," and "—Board Committees and Meetings—Nomination and Governance Committee" in our Proxy Statement related to the 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this item regarding our Audit Committee is included under the caption "Proposal No. 1: Election of Directors—Board Committees and Meetings" in our Proxy Statement related to the 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Executive Officers of the Registrant" in Part I of this report.

The information required by this item regarding compliance with Section 16(a) of the Securities Act of 1934 is included under the caption "Ownership of Securities—Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement related to the 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics, which consists of the "Special Ethics Obligations for Employees with Financial Reporting Responsibilities" section of our Code of Business Conduct that applies to employees generally, is posted on our website. The Internet address for our website is www.cisco.com, and the code of ethics may be found from our main webpage by clicking first on "About Cisco" and then on "Corporate Governance" under "Investor Relations," next on "Code of Business Conduct" under "Corporate Governance," and finally on "Special Ethics Obligations for Employees with Financial Reporting Responsibilities."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, on the webpage found by clicking through to "Code of Business Conduct" as specified above.

Item 11. Executive Compensation

The information appearing under the headings "Proposal No. 1: Election of Directors—Director Compensation" and "Executive Compensation and Related Information" in our Proxy Statement related to the 2013 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item relating to security ownership of certain beneficial owners and management is included under the caption "Ownership of Securities," and the information required by this item relating to securities authorized for issuance under equity compensation plans is included under the caption "Proposal No. 2: Approval of the Amendment and Restatement of the 2005 Stock Incentive Plan," in each case in our Proxy Statement related to the 2013 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item relating to review, approval or ratification of transactions with related persons is included under the caption "Certain Relationships and Related Transactions," and the information required by this item relating to director independence is included under the caption "Proposal No. 1: Election of Directors—Independent Directors," in each case in our Proxy Statement related to the 2013 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is included under the captions "Proposal No. 4: Ratification of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement related to the 2013 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

See the "Index to Consolidated Financial Statements" on page 71 of this report.

2. Financial Statement Schedule

See "Schedule II—Valuation and Qualifying Accounts" on page 124 of this report.

3. Exhibits

See the "Index to Exhibits" immediately following the signature page of this report.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
(in millions)

	Allowances For	
	Financing Receivables	Accounts Receivable
Year ended July 30, 2011:		
Balance at beginning of fiscal year	$301	$235
Provisions	82	7
Write-offs, net of recoveries	(33)	(38)
Foreign exchange and other	17	—
Balance at end of fiscal year	$367	$204
Year ended July 28, 2012:		
Balance at beginning of fiscal year	$367	$204
Provisions	31	19
Write-offs, net of recoveries	(3)	(16)
Foreign exchange and other	(15)	—
Balance at end of fiscal year	$380	$207
Year ended July 27, 2013:		
Balance at beginning of fiscal year	**$380**	**$207**
Provisions	**11**	**33**
Write-offs, net of recoveries	**(46)**	**(12)**
Foreign exchange and other	**(1)**	**—**
Balance at end of fiscal year	**$344**	**$228**

Foreign exchange and other includes the impact of foreign exchange and certain immaterial reclassifications.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

September 10, 2013

CISCO SYSTEMS, INC.

/s/ JOHN T. CHAMBERS

John T. Chambers
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Chambers and Frank A. Calderoni, jointly and severally, his attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. CHAMBERS **John T. Chambers**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 10, 2013
/s/ FRANK A. CALDERONI **Frank A. Calderoni**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 10, 2013
/s/ PRAT S. BHATT **Prat S. Bhatt**	Senior Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	September 10, 2013
/s/ CAROL A. BARTZ **Carol A. Bartz**	Lead Independent Director	September 10, 2013
Marc Benioff	Director	
/s/ GREGORY Q. BROWN **Gregory Q. Brown**	Director	September 10, 2013
/s/ M. MICHELE BURNS **M. Michele Burns**	Director	September 10, 2013

Signature	Title	Date
______________________ **Michael D. Capellas**	Director	
/s/ LARRY R. CARTER **Larry R. Carter**	Director	September 10, 2013
/s/ BRIAN L. HALLA **Brian L. Halla**	Director	September 10, 2013
/s/ JOHN L. HENNESSY **Dr. John L. Hennessy**	Director	September 10, 2013
/s/ KRISTINA M. JOHNSON **Dr. Kristina M. Johnson**	Director	September 10, 2013
/s/ RICHARD M. KOVACEVICH **Richard M. Kovacevich**	Director	September 10, 2013
/s/ RODERICK C. MCGEARY **Roderick C. McGeary**	Director	September 10, 2013
/s/ ARUN SARIN **Arun Sarin**	Director	September 10, 2013
/s/ STEVEN M. WEST **Steven M. West**	Director	September 10, 2013

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Articles of Incorporation of Cisco Systems, Inc., as currently in effect	S-3	333-56004	4.1	2/21/2001	
3.2	Amended and Restated Bylaws of Cisco Systems, Inc., as currently in effect	8-K	000-18225	3.1	10/4/2012	
4.1	Indenture, dated February 22, 2006, between Cisco Systems, Inc. and Deutsche Bank Trust Company Americas, as trustee	8-K	000-18225	4.1	2/22/2006	
4.2	Indenture, dated February 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	2/17/2009	
4.3	Indenture, dated November 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	11/17/2009	
4.4	Indenture, dated March 16, 2011, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	3/16/2011	
4.5	Forms of Global Note for the registrant's 5.25% Senior Notes due 2011 and 5.50% Senior Notes due 2016	8-K	000-18225	4.1	2/22/2006	
4.6	Forms of Global Note for the registrant's 4.95% Senior Notes due 2019 and 5.90% Senior Notes due 2039	8-K	000-18225	4.1	2/17/2009	
4.7	Forms of Global Note for the registrant's 2.90% Senior Notes due 2014, 4.45% Senior Notes due 2020, and 5.50% Senior Notes due 2040	8-K	000-18225	4.1	11/17/2009	
4.8	Forms of Global Note for the Company's Floating Rate Notes due 2014, 1.625% Senior Notes due 2014 and 3.150% Senior Notes due 2017	8-K	000-18225	4.1	3/16/2011	
10.1*	Cisco Systems, Inc. 2005 Stock Incentive Plan (including related form agreements)					X
10.2*	Cisco Systems, Inc. Amended and Restated 1996 Stock Incentive Plan (including related form agreements)	10-K	000-18225	10.2	9/21/2010	
10.3*	1997 Supplemental Stock Incentive Plan (including related form agreements)	10-K	000-18225	10.2	9/18/2007	
10.4*	Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (amends and restates the 2003 Long-Term Incentive Plan of Scientific-Atlanta) (including related form agreements)	10-K	000-18225	10.4	9/18/2007	
10.5*	Cisco Systems, Inc. WebEx Acquisition Long-Term Incentive Plan. (amends and restates the WebEx Communications, Inc. Amended and Restated 2000 Stock Incentive Plan) (including related form agreements)	10-K	000-18225	10.5	9/18/2007	
10.6*	Cisco Systems, Inc. Employee Stock Purchase Plan	8-K	000-18225	10.2	11/12/2009	
10.7*	Cisco Systems, Inc. Deferred Compensation Plan, as amended					X
10.8*	Cisco Systems, Inc. Executive Incentive Plan	8-K	000-18225	10.1	11/16/2012	
10.9*	Localization Agreement by and between Cisco Systems, Inc. and Wim Elfrink	8-K	000-18225	10.1	1/8/2013	
10.10*	Form of Executive Officer Indemnification Agreement	10-K	000-18225	10.7	9/20/2004	
10.11*	Form of Director Indemnification Agreement	10-K	000-18225	10.8	9/20/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.12	Credit Agreement dated as of February 17, 2012, by and among Cisco Systems, Inc. and Lenders party thereto, and Bank of America, N.A., as administration agent, swing line lender and an L/C issuer	8-K	000-18225	10.1	2/17/2012	
10.13	Form of Commercial Paper Dealer Agreement	10-Q	000-18225	10.1	2/23/2011	
10.14	Commercial Paper Issuing and Paying Agent Agreement dated January 31, 2011 between the Registrant and Bank of America, N.A.	10-Q	000-18225	10.2	2/23/2011	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on page 125 of this Annual Report on Form 10-K)					X
31.1	Rule 13a–14(a)/15d–14(a) Certification of Principal Executive Officer					X
31.2	Rule 13a–14(a)/15d–14(a) Certification of Principal Financial Officer					X
32.1	Section 1350 Certification of Principal Executive Officer					X
32.2	Section 1350 Certification of Principal Financial Officer					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

* Indicates a management contract or compensatory plan or arrangement.

Shareholder Information

Directors

Carol A. Bartz* [3] [5]
Former Chief Executive Officer
Yahoo! Inc.

Marc Benioff [1]
Chairman and Chief Executive Officer
salesforce.com, inc.

Gregory Q. Brown
Chairman and Chief Executive Officer
Motorola Solutions, Inc.

M. Michele Burns [2] [3] [4]
Former Chairman and Chief Executive Officer
Mercer LLC

Michael D. Capellas [1] [4]
Former Chairman,
VCE Company, LLC
Senior Advisor,
Capellas Partners

Larry R. Carter [4]
Former SVP, Office of the Chairman and CEO
Cisco Systems, Inc.

John T. Chambers [1]
Chairman and Chief Executive Officer
Cisco Systems, Inc.

Brian L. Halla [3]
Former Chairman and Chief Executive Officer
National Semiconductor Corporation

John L. Hennessy, Ph.D. [1] [5]
President
Stanford University

Kristina M. Johnson, Ph.D. [1] [5]
Chief Executive Officer
Enduring Hydro, LLC

Richard M. Kovacevich [4] [5]
Retired Chairman and Chief Executive Officer
Wells Fargo & Company

Roderick C. McGeary [2] [3]
Former Vice Chairman, Consulting
KPMG LLP

Arun Sarin, KBE [2]
Former Chief Executive Officer,
Vodafone Group Plc
Senior Advisor,
Kohlberg Kravis Roberts & Co

Steven M. West [2] [4]
Founder and Partner
Emerging Company Partners LLC

* Lead Independent Director
[1] Member of the Acquisition Committee
[2] Member of the Audit Committee
[3] Member of the Compensation and Management Development Committee
[4] Member of the Finance Committee
[5] Member of the Nomination and Governance Committee

Executive Officers

Frank A. Calderoni
Executive Vice President and Chief Financial Officer

John T. Chambers
Chairman and Chief Executive Officer

Mark Chandler
Senior Vice President, Legal Services, General Counsel and Secretary, and Chief Compliance Officer

Blair Christie
Senior Vice President, Chief Marketing Officer

Wim Elfrink
Executive Vice President, Emerging Solutions and Chief Globalisation Officer

Robert W. Lloyd
President, Development and Sales

Gary B. Moore
President and Chief Operating Officer

Pankaj Patel
Executive Vice President and Chief Development Officer, Global Engineering

Randy Pond
Executive Vice President, Operations, Processes and Systems

Charles H. Robbins
Senior Vice President,
Worldwide Field Operations

Principal Accounting Officer

Prat Bhatt
Senior Vice President, Corporate Controller and Chief Accounting Officer

Resources

Investor Relations

For more information about Cisco, to view the annual report online, or to obtain other financial information without charge, contact:

Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
408 227-CSCO (2726)
http://investor.cisco.com

Cisco's stock trades on the NASDAQ Global Select Market under the ticker symbol CSCO.

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Website:
www-us.computershare.com/investor
Toll Free: 800-254-5194
International: 781-575-2879

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

Notice of Annual Meeting

Cisco Systems, Inc.
Building 9
260 East Tasman Drive
San Jose, CA 95134
Tuesday, November 19, 2013
10 a.m. Pacific Time

Forward-Looking Statements

This Annual Report contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, statements that refer to the following are forward-looking statements: our belief that we are the only company in the industry whose products and solutions can deliver on an integrated architectural approach that is key to our customers' success now and into the future; our ability to consistently navigate our business through changing environments as making us uniquely positioned in the industry; our managing our overall business as a portfolio as increasing our strategic position in the market; our being well-positioned in our Next-Generation Network (NGN) Routing product category; our view that our Cisco Open Network Environment (Cisco ONE) solution is the most comprehensive framework for network programmability and software defined networking (SDN); our expectation that our anticipated acquisition of Sourcefire, Inc. will enable us to become our customers' leading security partner and will enable us to provide continuous and pervasive advanced threat protection across the entire attack continuum and from any device to any cloud; our long-term focus on the Internet of Everything (IoE) and our belief that by bringing "everything" online IoE will create significant opportunities for organizations, communities and countries to obtain greater value from networked connections; our intent to continue to move into new markets that provide recurring revenue streams; our intent to continue to deliver the next wave of innovation in the industry; the existence of opportunities for us to drive profitable growth including cloud and the unified data center, the mobility market transition, and next-generation video; the increasing pace of key technology market transitions and our belief that we are well-positioned to capitalize on growth opportunities presented by these market transitions due to our having accelerated our speed of innovation; and other characterizations of future events or circumstances. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: business and economic conditions and growth trends in the networking industry, our customer markets and various geographic regions; global economic conditions and uncertainties in the geopolitical environment; overall information technology spending; the growth and evolution of the Internet and levels of capital spending on Internet-based systems; variations in customer demand for products and services, including sales to the service provider market and other customer markets; the return on our investments in certain priorities, including our foundational priorities, and in certain geographical locations; the timing of orders and manufacturing and customer lead times; changes in customer order patterns or customer mix; insufficient, excess or obsolete inventory; variability of component costs; variations in sales channels, product costs or mix of products sold; our ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; increased competition in our product and service markets, including the data center; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; manufacturing and sourcing risks; product defects and returns; litigation involving patents, intellectual property, antitrust, shareholder and other matters, and governmental investigations; natural catastrophic events; a pandemic or epidemic; our ability to achieve the benefits anticipated from our investments in sales, engineering, service, marketing and manufacturing activities; our ability to recruit and retain key personnel; our ability to manage financial risk, and to manage expenses during economic downturns; risks related to the global nature of our operations, including our operations in emerging markets; currency fluctuations and other international factors; changes in provision for income taxes, including changes in tax laws and regulations or adverse outcomes resulting from examinations of our income tax returns; potential volatility in operating results; and other factors listed in Cisco's most recent report on Form 10-K contained in this Annual Report. Our results of operations for the year ended July 27, 2013 are not necessarily indicative of our operating results for any future periods. We undertake no obligation to revise or update any forward-looking statements for any reason.

Annual Report 2013
Corporate Information

Company Profile

Cisco is the worldwide leader in IT that helps companies seize the opportunities of tomorrow by proving that amazing things can happen when you connect the previously unconnected.

Founded in 1984, Cisco pioneered the development of Internet Protocol (IP)-based networking technologies. This tradition continues with the development of routing, switching, and other networking-based technologies such as collaboration, data center, security, service provider video products, and wireless. All of these technologies are made possible due to the evolution of the network.

As an innovator in the communications and information technology industry, Cisco and our valued partners sell Cisco hardware, software, and services to businesses of all sizes, governments and service providers.

Learn more at www.cisco.com.

WORLDWIDE OFFICES

Americas Headquarters
San Jose, California, USA

Asia Pacific Headquarters
Singapore

Europe Headquarters
Amsterdam, Netherlands

Cisco has more than 200 offices worldwide.
Addresses, phone numbers, and fax numbers are listed on the Cisco website at **www.cisco.com/go/offices**.



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